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Nevro Corp. Index to Consolidated Financial Statements

As filed with the Securities and Exchange Commission on October 3, 2014.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Nevro Corp.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	56-2568057 (I.R.S. Employer Identification Number)

4040 Campbell Avenue
Menlo Park, CA 94025
(650) 251-0005
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Michael DeMane
Chief Executive Officer
Nevro Corp.
4040 Campbell Avenue
Menlo Park, CA 94025
(650) 251-0005
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael W. Hall, Esq. Anthony J. Richmond, Esq. Brian J. Cuneo, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600	Andrew H. Galligan Vice President of Finance, Chief Financial Officer Nevro Corp. 4040 Campbell Avenue Menlo Park, CA 94025 Telephone: (650) 251-0005 Facsimile: (650) 251-9415	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 Telephone: (650) 752-2000 Facsimile: (650) 752-2111

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, $0.001 par value per share	$115,000,000	$13,363.00

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes shares that the underwriters have the option to purchase.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                             , 2014

                              Shares

Common Stock
$          per share

This is the initial public offering of shares of common stock of Nevro Corp.

We are offering                shares of our common stock. Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the New York Stock Exchange under the symbol "NVRO." We expect that the initial public offering price will be between $        and $        per share.

We are an emerging growth company under the federal securities laws and will be subject to reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 13.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See "Underwriting" for additional disclosure regarding underwriting discounts and commissions and estimated offering expenses.

We have granted the underwriters the right to purchase up to                additional shares of common stock. The underwriters can exercise this right at any time within 30 days after the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on or about                  , 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan	Morgan Stanley
Leerink Partners	JMP Securities

            , 2014

        Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

        Until                        , 2014 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        Nevro™, Senza®, HF10™ and our logo are some of our trademarks used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

i

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our common stock, you should read this entire prospectus carefully, including the sections of this prospectus entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes contained elsewhere in this prospectus. Unless the context otherwise requires, references in this prospectus to the "company," "Nevro," "we," "us" and "our" refer to Nevro Corp. and its consolidated subsidiaries. Please see page 11 for a glossary of key industry and clinical terms used in this prospectus.

Overview

        We are a medical device company that has developed and commercialized an innovative neuromodulation platform for the treatment of chronic pain. Our Senza® system is the only spinal cord stimulation, or SCS, system that delivers our proprietary HF10™ therapy. Our SENZA-RCT U.S. pivotal study met its primary and secondary endpoints, and our post-hoc statistical analysis supports the superiority of HF10 therapy over traditional SCS therapies for treating both leg and back pain. While SCS therapy is indicated and reimbursed for treating back and leg pain, it has limited efficacy in back pain and is utilized primarily for treating leg pain, which has limited its market adoption. In our pivotal study, HF10 therapy was demonstrated to provide significant and sustained back pain relief in addition to leg pain relief. Additionally, HF10 therapy was demonstrated to provide pain relief without paresthesia, a constant tingling sensation that is the basis of traditional SCS therapy. By utilizing anatomical lead placement instead of relying on paresthesia, HF10 therapy is designed to reduce variability in the operating procedure, providing meaningful benefits to both patients and physicians. We believe we are positioned to transform and grow the approximately $1.5 billion existing global SCS market under current reimbursement by treating back pain in addition to leg pain and by eliminating paresthesia. In June 2014, we submitted our premarket approval, or PMA, application to the U.S. Food and Drug Administration, or FDA, for our Senza SCS system, or Senza. We are preparing to commercially launch in the United States by early 2016 if approved by the FDA, but there can be no assurance that we will receive FDA approval within this timeframe or at all. Outside of the United States, Senza is indicated for the treatment of chronic intractable pain of the trunk and limbs, is reimbursed under existing SCS codes, and has been commercially available in certain European markets since November 2010 and in Australia since August 2011. We hold 45 issued patents globally and over 100 pending patent applications in the United States and international jurisdictions. Our revenue has increased from $18.2 million for the year ended December 31, 2012 to $23.5 million for the year ended December 31, 2013, with a net loss of $19.0 million and $26.0 million in these periods, respectively. We have a history of significant net losses and we expect to continue to incur losses for the foreseeable future. Due to market penetration in Europe and Australia, we expect that our future revenue growth, if any, will be largely from sales in the U.S. market, if we receive FDA approval for Senza.

        We completed our SENZA-RCT pivotal study in March 2014, which was the first prospective randomized controlled pivotal study in the history of SCS and the first to directly demonstrate comparative effectiveness between SCS therapies. The SENZA-RCT study was designed as a non-inferiority trial comparing HF10 therapy to traditional commercially available SCS therapy. Although the statistical analysis plan filed with the FDA did not include a superiority analysis, we performed a post-hoc superiority analysis of the clinical results. We believe the results of this study support the safety and effectiveness of Senza and HF10 therapy.

        Key highlights of our SENZA-RCT pivotal study are as follows:

  •
  The SENZA-RCT study results demonstrated the non-inferiority of HF10 therapy to traditional SCS therapy on all primary and secondary endpoints. Additionally, our post-hoc statistical analysis supports the superiority of HF10 therapy over traditional SCS therapy in all primary and secondary endpoints.

  •
  HF10 therapy was nearly twice as successful in treating back pain as traditional SCS therapy, with 84.3% of patients receiving HF10 therapy, as compared to 43.8% of patients receiving traditional SCS therapy, reporting 50% or more pain relief at three months, results that were statistically superior based on our post-hoc analysis.

  •
  HF10 therapy was 1.5 times as successful in treating leg pain as traditional SCS therapy, with 83.1% of patients receiving HF10 therapy, as compared to 55.5% of patients receiving traditional SCS therapy, reporting 50% or more pain relief at three months, results that were statistically superior based on our post-hoc analysis.

  •
  HF10 therapy provided a 69.2% reduction in back pain as measured by the Visual Analog Scale, or VAS, versus 44.2% for traditional SCS therapy, at three months, results that were statistically superior based on our post-hoc analysis.

  •
  HF10 therapy provided a 72.8% reduction in leg pain as measured by VAS, versus 51.5% for traditional SCS therapy, at three months, results that were statistically superior based on our post-hoc analysis.

  •
  Our post-hoc statistical analysis supports superior efficacy of HF10 therapy for both back and leg pain at each measurement throughout the 12-month study.

  •
  Patients receiving HF10 therapy did not report paresthesia or uncomfortable stimulation at three months. In comparison, 46.5% of patients receiving traditional SCS therapy reported uncomfortable stimulation at three months.

  •
  Based on our post-hoc analysis, two-thirds of HF10 therapy patients had a VAS pain score of less than or equal to 2.5 on a scale of 0 to 10 for back pain at three months (which we define as achieving remitter status), twice the number of traditional SCS therapy patients, results that were statistically superior.

  •
  Based on our post-hoc analysis, three-fourths of HF10 therapy patients had a VAS pain score of less than or equal to 2.5 on a scale of 0 to 10 for leg pain at three months, twice the number of traditional SCS therapy patients, results that were statistically superior.

  •
  Safety outcomes were consistent across the control and test groups.

        The outcomes for HF10 therapy in our pivotal study are consistent with the outcomes from our European clinical study, the two year results of which have been published in the Pain Medicine journal of the American Academy of Pain Medicine.

        The adoption of SCS to date has been driven primarily by the treatment of patients whose worst pain is in their legs and for whom other treatment approaches have failed. The global market for traditional SCS therapy is projected to grow to approximately $1.8 billion in 2017, with the United States comprising approximately 80% of this global market. We believe that broader utilization of traditional SCS therapy has been restrained by the lack of prospective randomized clinical evidence supporting SCS broadly and, in particular, demonstrating an ability to treat back pain.

        Traditional SCS therapy utilizes low frequency stimulation, typically between 40 Hz and 60 Hz, to generate paresthesia. Paresthesia is often considered unpleasant or uncomfortable, sometimes causes a shocking or jolting sensation with changes in posture and is a continuous reminder of the patient's chronic condition. Medtronic, a current leader in neuromodulation, released a survey showing that 71% of patients with implantable neuromodulators experienced discomfort when changing position. Compared to traditional SCS therapy, HF10 therapy delivers spinal cord stimulation at a lower amplitude and a higher frequency waveform of 10,000 Hz. HF10 therapy relies on consistent anatomical placement of the stimulation leads across patients, thus reducing procedure variability relative to traditional SCS therapy. Comparatively, traditional SCS therapy requires individualized lead placement by the physician during the implant procedure utilizing paresthesia mapping, an often time-consuming portion of the procedure in which the patient is awakened and queried by the physician as to whether they feel the paresthesia over the site of their pain. We believe the ability of HF10 therapy to deliver pain relief without paresthesia provides a substantial benefit over traditional SCS therapy to patients and physicians.

        We believe we have built competitive advantages through our proprietary technology, clinical evidence base, strong track record of execution including over 2,500 patients implanted with Senza, and proven management team with a substantial amount of neuromodulation experience. With what we believe are compelling efficacy data for both leg and back pain compared to traditional SCS therapy, we aim to secure U.S. FDA approval, drive adoption in the U.S. market, which represents the largest opportunity in SCS, and expand patient access to HF10 therapy by investing in the development of Senza for new indications.

Market Overview

        Chronic pain has been defined by the International Association for the Study of Pain (IASP) as pain that lasts longer than the time required for tissues to heal, which is often defined to be three months. About 1.5 billion people suffer from chronic pain worldwide, including approximately 100 million Americans. Back pain is the most common manifestation of chronic pain, with an estimated 84 million patients in the United States experiencing chronic back pain. In terms of impact, the annual cost of back pain in the United States is estimated to be $34 billion for treatment, with another $100 billion in lost productivity.

Existing Treatments for Chronic Pain and Limitations

        Patients who present with chronic pain are typically placed on a treatment progression plan. Initial medical management typically includes behavioral modification, exercise, physical therapy, and over-the-counter analgesics and non-steroidal anti-inflammatory drugs. When early stage medical management is not sufficient for the treatment of chronic leg and back pain, patients may progress to interventional techniques including steroid injections or nerve blocks. Patients who do not respond to these more conservative treatments are considered candidates for more advanced therapies.

Spine Surgery

        Spine surgery is a common invasive surgical procedure for the treatment of pain and typically precedes traditional SCS therapy. Despite the possibility of surgical complications, recent data suggests that over 500,000 spinal procedures are performed in the United States every year. Failed Back Surgery Syndrome is a common outcome of spine surgery where chronic back and/or leg pain continues to persist and affects an estimated 10% to 40% of patients receiving spine surgery.

Oral Opioids

        Oral opioids are prescription pain medications that suppress the patient's acute perception of pain but lack clinical evidence supporting their long term use to treat chronic pain, including back pain. Oral opioids can significantly compromise the patient's quality of life, and are also known to present a high risk of addiction.

Traditional Spinal Cord Stimulation

        SCS is a type of neuromodulation technology that utilizes an implantable pacemaker-like device to deliver electrical impulses to the spinal cord. Traditional SCS therapy is a long-established pain treatment designed to induce paresthesia that overlaps the distribution of pain with the intent of masking pain perception. The electrical pulses are delivered by small electrodes on leads that are placed near the spinal cord and are connected to a compact, battery-powered generator implanted under the skin. Traditional SCS therapy is considered to be a minimally invasive, reversible therapy that may provide greater long-term benefits over more invasive surgical approaches or opioids.

        The addressable market in the United States for potential SCS candidates is estimated to be 1 million patients. We believe that due to factors such as an aging population and an increasing number of failed back surgeries, the number of candidates for SCS will continue to grow. Despite the sizeable potential market, only approximately 40,000 SCS systems are implanted each year in the United States, representing less than 10% of the addressable U.S. market. According to 2012 IMS data, there are approximately 4,400 facilities in the United States where SCS systems are implanted by a variety of physicians, including neurosurgeons, physiatrists, interventional pain specialists and orthopedic spine surgeons. However, only approximately half of chronic pain patients are considered candidates for traditional SCS therapy. We believe there is an additional opportunity for an SCS therapy that effectively treats back pain that is approximately the size of the existing global SCS market.

Limitations of Traditional SCS Therapy

  •
  Limited clinical evidence:  To date, we believe there are only two published prospective randomized SCS studies that provide long-term (one year or longer) data, both of which focused on leg pain. Neither of these studies was done to support initial regulatory approval of an SCS system.

  •
  Lack of evidence supporting efficacy in back pain:  We believe predominant back pain is more difficult to treat with traditional SCS therapy than leg pain due to the reduced ability to achieve and maintain pain coverage in the back. We are not aware of a prospective, randomized clinical trial supporting the efficacy of traditional SCS therapy in treating back pain. As a result, back pain patients are usually not recommended for treatment with traditional SCS therapy.

  •
  Paresthesia:  Traditional SCS therapy relies on paresthesia to mask pain with a constant tingling sensation. Paresthesia is often considered unpleasant or uncomfortable and is a continuous reminder of the patient's chronic condition.

  •
  Paresthesia mapping:  A crucial part of the traditional SCS procedure is called paresthesia mapping. This mapping process requires a patient to be sedated for the lead placement, then awakened and repeatedly questioned in order to assess paresthesia coverage over the patient's area of pain and reposition and reprogram the leads to redirect the paresthesia. This process creates variability in the procedure and a complicated anesthesia management process, impacting the physician's schedule and patient comfort.

Our Solution

        Our HF10 therapy is designed to overcome many of the limitations of traditional SCS therapy, offering benefits to patients, physicians and hospitals. We believe the advantages of our proprietary HF10 therapy over traditional SCS include:

  •
  Compelling efficacy data for both leg and back pain.  We believe that the results of our pivotal clinical trial provide compelling efficacy data in leg and back pain that may enable us to gain significant market share in the approximately $1.5 billion existing global SCS market, which is primarily based on treating leg pain. In addition, we believe our efficacy data in back pain will allow us to expand the SCS market under current reimbursement by meeting demand from back pain patients.

  •
  Strong global clinical evidence.  We believe the strength of our clinical evidence base supporting HF10 therapy differentiates it from traditional SCS therapies and we expect it to drive adoption among patients, providers and payors through increased referrals and utilization.

  •
  Paresthesia free pain relief for patients.  By eliminating paresthesia, HF10 therapy removes a major barrier for many patients who would otherwise benefit from SCS.

  •
  Anatomical lead placement for physicians.  Since HF10 therapy relies on anatomical lead placement, it removes the cumbersome process of paresthesia mapping that is required by traditional SCS therapy, reducing variability in the operating procedure and offering a significant benefit to both physicians and hospitals.

  •
  Ability to treat a broader group of chronic pain patients.  We are currently investigating the use of HF10 therapy to treat pre-spinal surgery patients, chronic intractable neck and upper extremity pain and refractory chronic migraine.

Our Growth Strategy

        Our mission is to be the neuromodulation leader in the treatment of chronic pain by developing innovative, evidence-based solutions. To accomplish this objective we intend to:

  •
  Secure FDA approval for Senza in the United States

  •
  Communicate what we believe is the compelling clinical efficacy of HF10 therapy to patients, physicians and payors globally

  •
  Drive adoption of HF10 therapy through a world-class sales and marketing organization

  •
  Expand the existing SCS market by treating back pain

  •
  Develop HF10 therapy for use in other chronic pain indications

  •
  Invest in research and development to drive innovation

  •
  Scale our business to achieve cost and production efficiencies

Risks Associated With Our Business

        Our business is subject to numerous risks, as more fully described in the section entitled "Risk Factors" immediately following this prospectus summary. These risks include, among others:

  •
  We have a history of significant losses. If we do not achieve and sustain profitability, our financial condition could suffer.

  •
  If we fail to obtain or maintain FDA approval to market and sell Senza, or if such approval is delayed, we will be unable to commercially distribute and market Senza in the United States.

  •
  We are substantially dependent on the FDA's approval of Senza, as well as market acceptance in the United States for our HF10 therapy, and our failure to receive FDA approval of Senza or the failure of our HF10 therapy to gain such market acceptance will negatively impact our business.

  •
  If we are unable to protect, enforce and maintain our intellectual property, our business will be negatively affected.

  •
  We must educate physicians on the safe and effective use of our HF10 therapy and demonstrate its merits compared to the SCS systems of our competitors.

  •
  We face significant competition from larger, well established companies with substantially greater resources and who have a long history of competing in the SCS market, which we believe will intensify if we receive FDA approval and enter the U.S. market.

Corporate Information

        We were incorporated in March 2006 as a Minnesota corporation under the name NBI Development, Inc. and in October 2006 reincorporated in Delaware. In June 2007, we changed our corporate name to Nevro Corp. Our principal executive offices are located at 4040 Campbell Avenue, Menlo Park, California 94025, and our telephone number is (650) 251-0005. Our website address is www.nevro.com. The information on, or that can be accessed through, our website is not part of this prospectus. We have included our website address as an inactive textual reference only.

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earlier of (1) December 31, 2019 (the last day of the fiscal year following the fifth anniversary of our initial public offering), (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, (3) the last day of the fiscal year in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We refer to the Jumpstart Our Business Startup Act of 2012 herein as the "JOBS Act," and references herein to "emerging growth company" shall have the meaning associated with it in the JOBS Act.

 The Offering

Common stock we are offering	shares
Common stock to be outstanding after the offering	shares
Option to purchase additional shares	shares
Use of proceeds

We estimate that the net proceeds from this offering will be approximately $      million, or approximately $      million if the underwriters exercise their option to purchase additional shares in full, at an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We currently expect to use the net proceeds from this offering to continue funding our activities related to seeking U.S. regulatory approval and preparing for the commercial launch of Senza in the United States, and for working capital and general corporate purposes, including research and development. See "Use of Proceeds" on page 52 for a more complete description of the intended use of proceeds from this offering.

Risk factors	See "Risk Factors" beginning on page 13 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.
Proposed symbol on the New York Stock Exchange	"NVRO"

        The number of shares of common stock to be outstanding after this offering is based on 397,036,493 shares of common stock outstanding as of June 30, 2014, and excludes the following:

  •
  67,115,690 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2014 having a weighted-average exercise price of $0.126 per share;

  •
  500,000 shares of common stock issuable pursuant to a license agreement upon the earlier of (1) FDA approval of our PMA for Senza or (2) the consummation of this offering;

  •
  7,649,305 shares of common stock reserved for issuance pursuant to future awards under our 2007 Stock Incentive Plan, as amended, as of June 30, 2014, which will become available for issuance under our 2014 Equity Incentive Award Plan after consummation of this offering;

  •
  44,500,000 shares of common stock reserved for issuance pursuant to future awards under our 2014 Equity Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering; and

  •
              shares of common stock reserved for future issuance under our Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

        Unless otherwise indicated, the number of shares of our common stock described above reflects and assumes the following:

  •
  a    -for-    reverse stock split of our capital stock to be effected prior to the effectiveness of the registration statement of which this prospectus is a part;

  •
  the conversion of all outstanding shares of our convertible preferred stock and redeemable convertible preferred stock pursuant to a stockholder vote under our amended and restated certificate of incorporation into an aggregate of 364,993,830 shares of common stock prior to the consummation of this offering;

  •
  the filing and effectiveness of our amended and restated certificate of incorporation, which will occur prior to the consummation of this offering; and

  •
  no exercise of the underwriters' option to purchase additional shares.

        We refer to our Series A, Series B redeemable and Series C redeemable convertible preferred stock collectively as "convertible preferred stock" in this prospectus.

 Summary Consolidated Financial Data

        The following tables present summary consolidated financial data for our business. We derived the following consolidated statements of operations data for the years ended December 31, 2012 and 2013 from our audited consolidated financial statements appearing elsewhere in this prospectus. We derived the following statements of operations data for the six months ended June 30, 2013 and 2014 and the balance sheet data as of June 30, 2014 from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results.

	Years Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:	$18,150	$23,500	$11,106	$14,190
Cost of revenue	7,527	9,473	4,451	5,521

Gross profit	10,623	14,027	6,655	8,669

Operating expenses:
Research and development	15,659	20,345	11,121	9,846
Sales, general, and administrative	14,094	18,833	8,788	13,525

Total operating expenses	29,753	39,178	19,909	23,371

Loss from operations	(19,130)	(25,151)	(13,254)	(14,702)
Interest income	139	153	71	72
Other income (expense), net	186	(654)	(927)	382

Loss before income taxes	(18,805)	(25,652)	(14,110)	(14,248)
Income taxes	(162)	(362)	(148)	(237)

Net loss	$(18,967)	$(26,014)	$(14,258)	$(14,485)

Net loss attributable to common stockholder per share, basic and diluted(1)	$(1.61)	$(1.24)	$(0.75)	$(0.55)

Weighted-average number of common shares used to compute basic and diluted net loss per share(1)	11,875,018	21,046,772	19,203,301	26,551,889

Pro forma net loss per share, basic and diluted (unaudited)(1)		$(0.07)		$(0.04)

Pro forma weighted-average number of common shares used to compute basic and diluted net loss per share (unaudited)(1)		372,300,551		391,545,719

(1)
See Notes 2 and 9 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per common share, pro forma net loss per common share and the weighted-average number of shares used in the computation of the per share amounts.

        The table below presents our balance sheet data as of June 30, 2014:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to:

  •
  the conversion of all outstanding shares of our convertible preferred stock and redeemable convertible preferred stock pursuant to a stockholder vote under our amended and restated certificate of incorporation into an aggregate of 364,993,830 shares of common stock prior to the consummation of this offering; and

  •
  the filing and effectiveness of our amended and restated certificate of incorporation, which will occur prior to the consummation of this offering; and

  •
  on a pro forma as adjusted basis to give further effect to the sale of        shares of common stock in this offering at an assumed initial public offering price of $        per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments	$41,616	$41,616	$
Working capital	53,713	53,713
Total assets	62,904	62,904
Convertible preferred stock	47,217	—		—
Redeemable convertible preferred stock	106,105	—		—
Accumulated deficit	(105,722)	(105,722)
Total stockholders' (deficit) equity	(98,910)	54,412

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $        per share would increase or decrease, respectively, the amount of cash and cash equivalents and short-term investments, working capital, total assets and total stockholders' equity by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents and short-term investments, working capital, total assets and stockholders' equity by approximately $         million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
We are obligated to issue 500,000 shares of our common stock to the Mayo Foundation upon the consummation of this offering pursuant to a license agreement. Based on the assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, total stockholders' equity would increase by approximately $             million and total capitalization would increase by approximately $             million after giving effect to such issuance. For additional information, see "Business—Intellectual Property—The Mayo License."

GLOSSARY

        Set forth below is a glossary of key industry and clinical terms used in this prospectus:

Term	Definition
amplitude	A measure of the energy level of an electrical stimulation waveform
anatomical lead placement	Locating the stimulation lead based on a reference location within the body
controlled study	A study in which subjects who receive the studied intervention are compared to those in a control group who have not received the studied intervention
evidence-based	As defined by us, based on the best clinical evidence available
FBSS

Refers to Failed Back Surgery Syndrome, which is a condition describing patients who have not had a successful result with back or spine surgery and have experienced continual pain following the surgery

hertz, or Hz	Therapeutic pulses delivered per second
higher frequency waveform of 10,000 Hz	Electrical stimulation that has a stimulation pulse frequency waveform of 10,000 pulses per second, or 10,000 Hz
low frequency stimulation	Electrical stimulation that has a stimulation pulse frequency waveform of typically between 40 Hz and 60 Hz
ODI	Refers to Oswestry Disability Index, an index derived from the Oswestry Low Back Pain Questionnaire used by clinicians and researchers to quantify disability for low back pain
neuromodulation	The application of targeted electrical, chemical and biological technologies to the nervous system in order to improve function and quality of life
non-inferiority study or non-inferiority trial	A study or trial designed to show that the effect of the medical therapy tested is not inferior to that of a comparative control by more than a pre-specified margin
paresthesia	A constant tingling sensation produced by low frequency stimulation that overlaps the pain area and is the basis of traditional SCS therapy
paresthesia mapping	A procedure in traditional SCS therapy in which a patient is awakened and queried by the physician, sometimes repeatedly, as to whether they feel the paresthesia over the site of their pain
pivotal study	A study intended to provide evidence to support regulatory approval
platform	A technology that can be applied to multiple products or clinical indications
post-hoc statistical analysis	An analysis of study data following the conclusion of a study

Term	Definition
primary endpoint	The main result that is measured during the study to see if a given treatment worked
QSR	Refers to Quality System Regulation promulgated by the FDA pursuant to the Federal Food, Drug and Cosmetic Act randomized clinical evidence

Clinical evidence derived from a randomized controlled trial or study in which study subjects are randomly allocated to receive one of the alternative treatments under study prior to the commencement of the studied intervention

remitter status	VAS pain score of less than or equal to 2.5 on a scale of 0 to 10 for back pain
secondary endpoints	The results that are measured during the study that are determined to be the next most important after the primary endpoint
spinal cord stimulation	A type of neuromodulation technology that utilizes an implantable pacemaker-like device to deliver electrical impulses near the spinal cord
superiority analysis	Analysis showing that the effect of a tested medical therapy is superior to that of active comparative control therapy by more than a pre-specified margin
Visual Analog Scale, or VAS	A measurement of a patient's pain intensity on a 0 to 10 scale, with 0 representing no pain and 10 representing the worst pain imaginable. The VAS score is used to calculate changes in patient pain

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to our Business

We have a history of significant losses. If we do not achieve and sustain profitability, our financial condition could suffer.

        We have experienced significant net losses, and we expect to continue to incur losses for the foreseeable future. We expect to continue to incur losses as we seek U.S. regulatory approval of Senza, build our U.S. commercial sales force and initiate our commercial launch in the United States, as well as continue to investigate the use of our HF10 therapy to treat other chronic pain conditions. We incurred net losses of $19.0 million and $26.0 million for the years ended December 31, 2012 and 2013, respectively, and a net loss of $14.5 million for the six months ended June 30, 2014. As of June 30, 2014, our accumulated deficit was $105.7 million. Our prior losses, combined with expected future losses, have had and will continue to have, for the foreseeable future, an adverse effect on our stockholders' deficit and working capital. If our revenue grows more slowly than we anticipate, or if our operating expenses are higher than we expect, we may not be able to achieve profitability and our financial condition could suffer. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

If we fail to obtain or maintain U.S. Food and Drug Administration approval to market and sell Senza, or if such approval is delayed, we will be unable to commercially distribute and market Senza in the United States

        The process of seeking regulatory approval to market a medical device is expensive and time consuming. There can be no assurance that approval will be granted. Although the Senza SCS system is CE marked for sale in the European Economic Area, or EEA, and approved for sale in Australia, we have not received regulatory approval to commercialize Senza in the United States. If we are not successful in obtaining timely approval of Senza from the U.S. Food and Drug Administration, or FDA, we may never be able to generate significant revenue and may be forced to cease operations. We are currently seeking FDA premarket approval, or PMA, of Senza for the treatment of chronic intractable pain of the trunk and/or limbs, including but not limited to unilateral or bilateral pain associated with failed back surgery syndrome and intractable low back pain and leg pain. The PMA process requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The FDA can delay, limit or deny approval of a device for many reasons, including:

  •
  we may not be able to demonstrate to the FDA's satisfaction that our product is safe and effective for its intended use;

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  the FDA may disagree that our clinical data supports the label that we are seeking;

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  the FDA may disagree that the data from our preclinical studies and clinical trials is sufficient to support approval; and

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  the manufacturing process and facilities we use may not meet applicable requirements.

        Obtaining approval from the FDA could result in unexpected and significant costs for us and consume management's time and other resources. The FDA could ask us to supplement our submissions, collect additional non-clinical data, conduct additional clinical trials or engage in other time-consuming actions, or it could simply deny our application. In addition, if approved, we will be required to obtain FDA approval prior to making any modification to the device, and the FDA may revoke the approval or impose other restrictions if post-market data demonstrates safety issues or lack of effectiveness. If we are unable to obtain and maintain the necessary regulatory approvals, our financial condition may be adversely affected, and our ability to grow domestically and internationally would likely be limited. Additionally, even if approved, Senza may not be approved for the indications that are necessary or desirable for successful commercialization or profitability.

We are substantially dependent on the FDA's approval of Senza, as well as market acceptance in the United States for our HF10 therapy, and our failure to receive FDA approval of Senza or the failure of our HF10 therapy to gain such market acceptance would negatively impact our business.

        Since our inception, we have devoted substantially all of our efforts to the development and commercialization of Senza and HF10 therapy for the treatment of chronic leg and back pain. From inception through June 30, 2014, our total revenue was $63.5 million and was derived entirely from sales of Senza in Europe and Australia, and we expect our revenue to be derived entirely from such sales of Senza for the foreseeable future. We have not yet received approval from the FDA to market and sell Senza in the United States. However, we have incurred and will in the future incur significant costs, including costs to build our sales force, in anticipation of PMA approval. If we are unable to obtain approval from the FDA to market and sell Senza in the United States and then to achieve significant market acceptance in the United States, our results of operations will be adversely affected as the United States is expected to be the principal market for this product. Further, because we have incurred costs prospectively in advance of PMA approval, we would be unable to recoup these costs if Senza is not approved by the FDA. Because we do not have any other products currently in development, if we are unsuccessful in commercializing Senza or are unable to market Senza as a result of a quality problem, failure to maintain or obtain regulatory approvals, unexpected or serious complications or other unforeseen negative effects related to our HF10 therapy or the other factors discussed in these risk factors, we would lose our only source of revenue, and our business will be materially adversely affected.

We may in the future become involved in lawsuits to protect or enforce our intellectual property, which could be expensive and time consuming, and ultimately unsuccessful, and could result in the diversion of significant resources, thereby hindering our ability to effectively commercialize our existing or future products. If we are unable to obtain, maintain, protect, and enforce our intellectual property, our business will be negatively affected.

        The market for medical devices is subject to rapid technological change and frequent litigation regarding patent and other intellectual property rights. It is possible that our patents or licenses may not withstand challenges made by others or protect our rights adequately.

        Our success depends in large part on our ability to secure effective patent protection for our products and processes in the United States and internationally. We have filed and intend to continue to file patent applications for various aspects of our technology and trademark applications to protect our brand and business. We seek to obtain and maintain patents and other intellectual property rights to restrict the ability of others to market products or services that misappropriate our technology and/or infringe our intellectual property to compete with our products.

        However, we face the risks that:

  •
  We may fail to secure necessary patents, potentially permitting competitors to market competing products and make, use or sell products that are substantially the same as ours without incurring the sizeable development costs that we have incurred, which would adversely affect our ability to compete.

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  Patents may not issue from any of our currently pending or future patent applications.

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  Our already-granted patents and any future patents may not survive legal challenges to their scope, validity or enforceability, or provide significant protection for us, and they may be re-examined or invalidated, and/or may be found to be unenforceable or not cover competing products.

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  Even if our patents are determined by a court to be valid and enforceable, they may not be drafted or interpreted sufficiently broadly to prevent others from marketing products and services similar to ours or designing around our patents. For example, third parties may be able to make systems or devices that are similar to ours but that are not covered by the claims of our patents. Third parties may assert that we or our licensors were not the first to make the inventions covered by our issued patents or pending patent applications. The claims of our issued patents or patent applications when issued may not cover our commercial technology or the future products and services that we develop. We may not have freedom to operate unimpeded by the patent rights of others. Third parties may have dominating, blocking or other patents relevant to our technology of which we are not aware. In addition, because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after the filing of certain priority documents (or, in some cases, are not published until they issue as patents) and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for our technology or our contemplated technology. Any such patent applications may have priority over our patent applications or issued patents, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, depending on when the timing of the filing date falls under certain patent laws, we may have to participate in a priority contest (such as an interference proceeding) declared by the U.S. Patent and Trademark Office, or USPTO, to determine priority of invention in the United States. There may be prior public disclosures that could invalidate our inventions or parts of our inventions of which we are not aware. Further, we may not develop additional proprietary technologies and, even if we do, they may not be patentable.

  •
  Patent law can be highly uncertain and involve complex legal and factual questions for which important principles remain unresolved. In the United States and in many foreign jurisdictions, policies regarding the breadth of claims allowed in patents can be inconsistent. The U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications, our ability to obtain patents or the patents and patent applications of our licensors. Future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage, which could adversely affect our financial condition and results of operations.

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  Monitoring unauthorized uses of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors' products and services, and may in the future seek to enforce our patents or other proprietary rights against potential infringement. However, the steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. Any inability to meaningfully protect our intellectual property could result in competitors offering products that incorporate our product features, which could reduce demand for our products. In addition, we may need to defend our patents from third-party challenges, including interferences, derivation proceedings, re-examination proceedings, post-grant review, inter partes review, third-party submissions oppositions, nullity actions, or other patent proceedings. We may need to initiate infringement claims or litigation. Adverse proceedings such as litigation can be expensive, time consuming and may divert the efforts of our technical and managerial personnel, which could in turn harm our business, whether or not we receive a determination favorable to us. In addition, in an infringement proceeding, a court may decide that the patent we seek to enforce is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the patent in question does not cover the technology in question. An adverse result in any litigation could place one or more of our patents at risk of being invalidated or interpreted narrowly. Some of our competitors may be able to devote significantly more resources to intellectual property litigation, and may have significantly broader patent portfolios to assert against us, if we assert our rights against them. Further, because of the substantial discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be disclosed or otherwise compromised during litigation.

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  We may not be able to accurately estimate or control our future operating expenses in relation to obtaining, enforcing and/or defending intellectual property, which could lead to cash shortfalls. Our operating expenses may fluctuate significantly in the future as a result of the costs of preparing, filing, prosecuting, defending and enforcing patent claims and other patent related costs, including litigation costs and the results of such litigation.

  •
  We may also be forced to enter into cross-license agreements with competitors in order to manufacture, use, sell, import and/or export products or services that are covered by our competitors' intellectual property rights. If we need to use our intellectual property to enter such cross-license agreements, it may compromise the value of our intellectual property due to the fact that our competitors may be able to manufacture, use, sell, import and/or export our patented technology.

        For additional information regarding risks related to our intellectual property, see "Risks Related to Intellectual Property."

We must demonstrate to physicians the merits of our HF10 therapy compared to those of our competitors.

        Physicians play a significant role in determining the course of a patient's treatment and, as a result, the type of product that will be used to treat a patient. As a result, our success depends, in large part, on effectively marketing our HF10 therapy to physicians. In order for us to sell Senza, we must successfully demonstrate to physicians the merits of our HF10 therapy compared to our competitors' SCS systems for use in treating patients with chronic leg and back pain. Acceptance of our HF10 therapy depends on educating physicians as to the distinctive characteristics, perceived benefits, safety, ease of use and cost-effectiveness of Senza as compared to our competitors' SCS systems, and communicating to physicians the proper application of our HF10 therapy. If we are not successful in convincing physicians of the merits of our HF10 therapy or educating them on the use of Senza, they may not use Senza and we may be unable to increase our sales, sustain our growth or achieve profitability.

        In addition, we believe support of our products by physicians is essential for market acceptance and adoption. If we do not receive support from physicians or long-term data does not show the benefits of using our HF10 therapy, physicians may not use Senza. In such circumstances, our results of operations would be materially adversely affected.

If we are unable to educate physicians on the safe and effective use of our HF10 therapy and Senza, we may be unable to achieve our expected growth.

        An important part of our sales process includes the education of physicians on the safe and effective use of our HF10 therapy and Senza, particularly because Senza and high frequency neuromodulation treatment is relatively new as compared to existing low frequency traditional SCS systems. In addition, we will need to spend substantial time educating physicians using traditional SCS systems on the value of our HF10 therapy as demonstrated by our pivotal U.S. clinical data. Physicians typically need to perform several procedures to become comfortable using HF10 therapy and Senza. If a physician experiences difficulties during an initial procedure or otherwise, that physician may be less likely to continue to use our product or to recommend it to other physicians. It is critical to the success of our commercialization efforts to educate physicians on the proper use of Senza, and to provide them with adequate product support during clinical procedures. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians misuse or ineffectively use our products, it could result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

If our competitors are better able to develop and market neuromodulation products that are safer, more effective, less costly, easier to use or otherwise more attractive than Senza, our business will be adversely impacted.

        The medical device industry is highly competitive and subject to technological change. Our success depends, in part, upon our ability to establish a competitive position in the neuromodulation market by securing broad market acceptance of our HF10 therapy and Senza for the treatment of chronic pain conditions. Any product we develop that achieves regulatory clearance or approval will have to compete for market acceptance and market share. We believe that the primary competitive factors in the neuromodulation market are demonstrated clinical effectiveness, product safety, reliability and durability, ease of use, product support and service, minimal side effects and salesforce experience and relationships. We face significant competition in the United States and internationally, which we believe will intensify if we enter the U.S. market. For example, our major competitors, Medtronic, Inc., Boston Scientific Corporation and St. Jude Medical, Inc., each has approved neuromodulation systems in at least the United States, Europe, and Australia and have been established for several years. In addition, we understand that St. Jude Medical is working on a U.S. pivotal study for its burst stimulation technology, intended for chronic pain relief with minimal paresthesia, and that Boston Scientific has made public its commencement of recruiting patients for a randomized clinical trial of a high-frequency SCS therapy. In addition to these major competitors, we may also face competition from other emerging competitors and smaller companies with active neuromodulation system development programs that may emerge in the future. Many of the companies developing or marketing competing products enjoy several advantages over us, including:

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  more experienced sales forces;

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  greater name recognition;

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  more established sales and marketing programs and distribution networks;

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  earlier regulatory approval;

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  long established relationships with physicians and hospitals;

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  significant patent portfolios, including issued U.S. and foreign patents and pending patent applications, as well as the resources to enforce patents against us or any of our third-party suppliers and distributors;

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  the ability to acquire and integrate our competitors and/or their technology;

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  demonstrated ability to develop product enhancements and new product offerings;

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  established history of product reliability, safety and durability;

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  the ability to offer rebates or bundle multiple product offerings to offer greater discounts or incentives;

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  greater financial and human resources for product development, sales, and marketing; and

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  greater experience in and resources for conducting research and development, clinical studies, manufacturing, preparing regulatory submissions, obtaining regulatory clearance or approval for products and marketing approved products.

        Our competitors may develop and patent processes or products earlier than us, obtain patents that may apply to us at any time, obtain regulatory clearance or approvals for competing products more rapidly than us or develop more effective or less expensive products or technologies that render our technology or products obsolete or less competitive. We also face fierce competition in recruiting and retaining qualified sales, scientific, and management personnel, establishing clinical trial sites and enrolling patients in clinical studies. If our competitors are more successful than us in these matters, our business may be harmed.

We only recently began commercializing Senza in the EEA and Australia and we may never achieve market acceptance.

        Senza has been CE marked since 2010, enabling us to commercialize it throughout the EEA, which is comprised of the 28 Member States of the European Union, or EU, plus Norway, Liechtenstein and Iceland. It was also approved by the Australia Therapeutic Goods Administration, or TGA, in 2011. Senza has not yet been approved by the FDA. As a result, we have a limited history of commercializing our product and no history of selling Senza in the United States. We have limited experience engaging in commercial activities and limited established relationships with physicians and hospitals as well as third-party suppliers on whom we depend for the manufacture of our product. We may be unable to gain broader market acceptance in the countries in which we have already begun to commercialize Senza, or, if approved by the FDA, successfully commercialize it in the United States for a number of reasons, including:

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  established competitors with strong relationships with customers, including physicians, hospitals and third-party suppliers;

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  limitations in our ability to demonstrate differentiation and advantages of our product compared to competing products and the relative safety, efficacy and ease of use of our product;

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  the limited size of our sales force and the learning curve required to gain experience selling our product;

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  the inability to obtain sufficient supply of the components for Senza or secure second-source suppliers if our main suppliers are unable to fulfill our orders;

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  insufficient financial or other resources to support our commercialization efforts necessary to reach profitability; and

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  the introduction and market acceptance of new, more effective or less expensive competing products and technologies.

        Moreover, physicians and hospitals may not perceive the benefits of our products and may be unwilling to change from the SCS devices they are currently using. Communicating the benefits of Senza and HF10 therapy to these physicians and hospitals requires a significant commitment by our marketing team and sales organization. Physicians and hospitals may be slow to change their practices because of perceived risks arising from the use of new products. Physicians may not recommend or use Senza until there is more long-term commercial experience to convince them to alter their existing treatment methods, or until they receive additional recommendations from other physicians that our product is effective. We cannot predict when, if ever, physicians and hospitals may adopt use of our product. If we are unable to educate physicians and hospitals about the advantages of our HF10 therapy and Senza, do not achieve significantly greater market acceptance of our product, do not gain momentum in our sales activities, or fail to significantly grow our market share, we will not be able to grow our revenue and our business and financial condition will be adversely affected.

Our competitors are large, well-established companies with substantially greater resources than us and have a long history of competing in the SCS market.

        Our current and potential competitors are publicly traded, or are divisions of publicly-traded, major medical device companies that have substantially greater financial, technical, sales and marketing resources than we do. The existing global SCS market is estimated to be approximately $1.5 billion in 2014, with the United States comprising approximately 80% of the market. Given the size of the existing and potential market in the United States, we expect that as we prepare to initiate our commercial launch and launch in the United States our competitors will take aggressive action to protect their current market position. For example, in 2012, one of our principal competitors, Boston Scientific Corporation, made a number of allegations regarding the SENZA-RCT U.S. pivotal study, including that we had introduced bias into the study. We will face significant competition in establishing our market share in the United States and may encounter unforeseen obstacles and competitive challenges in the United States.

        In addition, we face a particular challenge overcoming the long-standing practices by some physicians of using the neuromodulation products of our larger, more established competitors. Physicians who have completed many successful implants using the neuromodulation products made by these competitors may be reluctant to try new products from a source with which they are less familiar. If these physicians do not try and subsequently adopt our product, then our revenue growth will slow or decline.

        Further, a number of our competitors are currently conducting, or we anticipate will be conducting, clinical trials to demonstrate the results of their SCS systems. The results of these trials may be equivalent to, or potentially better than, the results of our pivotal U.S. trial.

If we fail to develop and retain an effective direct sales force in the United States, our business could suffer.

        In order to commercialize Senza in the United States, if approved by the FDA, we must build a substantial direct sales force. As we initiate our commercial launch and increase our marketing efforts, we will need to retain, grow and develop our direct sales personnel. We intend to make a significant investment in recruiting and training sales representatives in advance of PMA approval. There is significant competition for sales personnel experienced in relevant medical device sales. Once hired, the training process is lengthy because it requires significant education for new sales representatives to achieve the level of clinical competency with our products expected by physicians. Upon completion of the training, our sales representatives typically require lead time in the field to grow their network of accounts and achieve the productivity levels we expect them to reach in any individual territory. Furthermore, the use of our products often requires or benefits from direct support from us. If we are unable to attract, motivate, develop and retain a sufficient number of qualified sales personnel, and if our sales representatives do not achieve the productivity levels we expect them to reach, our revenue will not grow at the rate we expect and our financial performance will suffer. Also, to the extent we hire personnel from our competitors, we may have to wait until applicable non-competition provisions have expired before deploying such personnel in restricted territories or incur costs to relocate personnel outside of such territories, and we have been in the past, and may be subject to future allegations that these new hires have been improperly solicited, or that they have divulged to us proprietary or other confidential information of their former employers. Any of these risks may adversely affect our business.

Our success depends on physicians' use of our HF10 therapy to treat chronic back pain.

        Our success is dependent on physicians' acceptance and use of our HF10 therapy to treat chronic back pain. We believe a significant limitation of current neuromodulation systems is the limited evidence supporting efficacy of traditional SCS for treating chronic back pain. Senza utilizes high-frequency stimulation technology capable of delivering waveform of up to 10,000 Hz for spinal cord stimulation that has been shown to be effective in the treatment of both leg and back pain. However, we may face challenges convincing physicians, many of whom have extensive experience with competitors' SCS products and established relationships with other companies, to appreciate the benefits of HF10 therapy and, in particular, its ability to treat back pain as well as leg pain, and adopt it for treatment of their patients. If Senza is unable to gain acceptance by physicians for the treatment of back pain, our potential to expand the existing neuromodulation market will be significantly limited and our revenue potential will be negatively impacted.

Traditional SCS has been available for over 40 years, while Senza has only been commercially available since 2010 and, as a result, we have a limited track record compared to our competitors.

        Traditional SCS has been commercialized since 1967, while we only began commercializing Senza internationally in 2010. Because we have a limited commercial track record compared to our competitors and Senza has been implanted in patients for less than five years, physicians may be slower to adopt or recommend Senza. Further, while we believe our international commercial experience and our European two year study and U.S. pivotal study support the safety and effectiveness of our HF10 therapy, future studies or patient experience over a longer period of time may indicate that treatment with our HF10 therapy does not achieve non-inferiority status as compared to treatment with competitive products or that our HF10 therapy causes unexpected or serious complications or other unforeseen negative effects. Such results would likely slow the adoption of Senza and significantly reduce our sales, which would harm our business and adversely affect our results of operations. Furthermore, if patients with traditional SCS implantations were to experience unexpected or serious complications or other unforeseen effects, the market for Senza may be adversely affected, even if such effects are not applicable to Senza.

Our past results in the international markets in which we commercialize Senza should not be relied upon as an indication of our future performance in those markets or, if approved for sale, in the United States

        Our revenue has increased from $18.2 million for the year ended December 31, 2012 to $23.5 million for the year ended December 31, 2013 on the basis of our sales of Senza in Europe and Australia; however, we do not expect to continue this rate of revenue growth in these international markets. Due to our current penetration in these markets, we expect to grow less rapidly in the future than we have in the past in these markets.

        In addition, the characteristics of these markets differ significantly from the U.S. market, including as a result of differences in payor systems and patient treatment regimens. As a result of the differences in these markets, you should not compare our financial results in the international market to any potential future results in the U.S. market nor should you rely on our past results as an indication of our future performance.

Our international operations subject us to certain operating risks, which could adversely impact our results of operations and financial condition.

        Sales of Senza outside the United States represented all of our revenue from Senza sales in the year ended December 31, 2013 and the six months ended June 30, 2014. In 2010 we began selling Senza in the EEA through distributors and, in August 2011, we began selling Senza in Australia through our own sales force and distributors. As of June 30, 2014, we sell Senza directly in Austria, Switzerland, United Kingdom, Sweden, Australia, Belgium, Luxembourg and Germany and through distributors and agents located in the Netherlands, Spain, Italy, Slovakia, Turkey, Kuwait and Ireland. The sale and shipment of Senza across international borders, as well as the purchase of components from international sources, subject us to U.S. and foreign governmental trade, import and export, and customs regulations and laws.

        Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly impact us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, as well as export controls laws. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting.

        Our international operations expose us and our distributors to risks inherent in operating in foreign jurisdictions. These risks include:

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  difficulties in enforcing our intellectual property rights and in defending against third-party threats and intellectual property enforcement actions against us, our distributors, or any of our third-party suppliers;

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  reduced or varied protection for intellectual property rights in some countries;

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  pricing pressure that we may experience internationally;

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  a shortage of high-quality sales people and distributors;

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  third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of Senza;

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  competitive disadvantage to competition with established business and customer relationships;

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  foreign currency exchange rate fluctuations;

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  the imposition of additional U.S. and foreign governmental controls or regulations;

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  economic instability;

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  changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

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  the imposition of restrictions on the activities of foreign agents, representatives and distributors;

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  scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;

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  laws and business practices favoring local companies;

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  longer payment cycles;

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  difficulties in maintaining consistency with our internal guidelines;

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  difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

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  the imposition of costly and lengthy new export licensing requirements;

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  the imposition of U.S. or international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with the sanctioned country, company, person or entity; and

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  the imposition of new trade restrictions.

        If we experience any of these risks, our sales in non-U.S. jurisdictions may be harmed and our results of operations would suffer.

We are dependent upon third-party manufacturers and suppliers, in some cases sole- or single-source suppliers, making us vulnerable to supply shortages and problems and price fluctuations, which could harm our business.

        We rely on a limited number of suppliers who manufacture and assemble certain components of Senza.

        Our suppliers may encounter problems during manufacturing for a variety of reasons, including, for example, failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct their own business affairs, and infringement of third-party intellectual property rights, any of which could delay or impede their ability to meet our requirements. Our reliance on these third-party suppliers also subjects us to other risks that could harm our business, including:

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  we are not a major customer of many of our suppliers, and these suppliers may therefore give other customers' needs higher priority than ours;

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  third parties may threaten or enforce their intellectual property rights against our suppliers, which may cause disruptions or delays in shipment, or may force our suppliers to cease conducting business with us;

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  we may not be able to obtain an adequate supply in a timely manner or on commercially reasonable terms;

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  our suppliers, especially new suppliers, may make errors in manufacturing that could negatively affect the efficacy or safety of Senza or cause delays in shipment;

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  we may have difficulty locating and qualifying alternative suppliers;

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  switching components or suppliers may require product redesign and possibly submission to FDA, EEA Notified Bodies, or other foreign regulatory bodies, which could significantly impede or delay our commercial activities;

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  one or more of our sole- or single-source suppliers may be unwilling or unable to supply components of Senza;

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  other customers may use fair or unfair negotiation tactics and/or pressures to impede our use of the supplier;

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  the occurrence of a fire, natural disaster or other catastrophe impacting one or more of our suppliers may affect their ability to deliver products to us in a timely manner; and

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  our suppliers may encounter financial or other business hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

        If Senza is approved for sale in the United States, we may not be able to quickly establish additional or alternative suppliers if necessary, in part because we may need to undertake additional activities to establish such suppliers as required by the regulatory approval process. Any interruption or delay in obtaining products from our third-party suppliers, or our inability to obtain products from qualified alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to switch to competing products. Given our reliance on certain single-source suppliers, we are especially susceptible to supply shortages because we do not have alternate suppliers currently available.

We rely upon third-party, single-source, and in certain cases sole-source, suppliers for many of the components and materials used in Senza, and for critical manufacturing and packaging services, and the loss of any of these suppliers could harm our business.

        A number of the critical components used in Senza are supplied to us from single-source, or in certain cases sole-source, suppliers, including our leads and lead extenders, neurostimulator components, telemetry modules, batteries, and packaging services. Our ability to supply Senza commercially depends, in part, on our ability to obtain a supply of these components that has been manufactured in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing. We have not entered into manufacturing, supply or quality agreements with all of our single-source and sole-source suppliers, some of which supply components critical to our products. We are not certain that our single-source or sole-source suppliers will be able to meet our demand for their products and services, either because of the nature of our agreements with those suppliers, or our limited experience with those suppliers, or due to our relative importance as a customer to those suppliers. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While our suppliers have generally met our demand for their products on a timely basis in the past, they may subordinate our needs in the future to their other customers.

        Establishing additional or replacement suppliers for the components or processes used in Senza, if required, may not be accomplished quickly. If we are able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. While we seek to maintain adequate inventory of the single-source or sole-source components and materials used in our products, any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders.

        If our third-party suppliers fail to deliver the required commercial quantities of materials, or the level of services we require, on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement suppliers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality and on a timely basis, the continued commercialization of Senza would be impeded, delayed, limited or prevented, which could harm our business, results of operations, financial condition and prospects.

Our ability to achieve profitability will depend, in part, on our ability to reduce the per unit manufacturing cost of Senza.

        Currently, the gross profit generated from the sale of Senza is not sufficient to cover our operating expenses. To achieve our operating and strategic goals, we need to, among other things, reduce the per unit manufacturing cost of Senza. This cannot be achieved without increasing the volume of components that we purchase in order to take advantage of volume based pricing discounts, improve manufacturing efficiency or increase our volume to leverage manufacturing overhead costs. If we are unable to improve manufacturing efficiency and reduce manufacturing overhead costs per unit, our ability to achieve profitability will be severely constrained. Any increase in manufacturing volumes is dependent upon a corresponding increase in sales. The occurrence of one or more factors that negatively impact the manufacturing or sales of Senza or reduce our manufacturing efficiency may prevent us from achieving our desired reduction in manufacturing costs, which would negatively affect our operating results and may prevent us from attaining profitability.

We may not be able to establish or strengthen our brand.

        We believe that establishing and strengthening the Nevro and Senza brands is critical to achieving widespread acceptance of HF10 therapy, particularly because of the highly competitive nature of the market for SCS products. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide physicians with a reliable product for successful treatment of chronic leg and back pain. Given the established nature of our competitors, and our lack of commercialization in the United States, it is likely that our future marketing efforts will require us to incur significant additional expenses. These brand promotion activities may not yield increased sales and, even if they do, any sales increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, our HF10 therapy may not be accepted by physicians, which would adversely affect our business, results of operations and financial condition.

We rely in part on a small group of third-party distributors to effectively distribute our products outside the United States.

        We depend in part on medical device distributors for the marketing and selling of our products in certain territories in Europe and Australia. We depend on these distributors' efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling Senza. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell Senza, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offering requires significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain positive relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

If third-party payors do not provide adequate coverage and reimbursement for the use of Senza, our revenue will be negatively impacted.

        Our success in marketing Senza depends and will depend in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations adequately cover and reimburse customers for the cost of our products.

        In the United States, we expect to derive nearly all our sales from sales of Senza to hospitals and outpatient surgery centers who typically bill various third-party payors, including Medicare, Medicaid, private commercial insurance companies, health maintenance organizations and other healthcare-related organizations, to cover all or a portion of the costs and fees associated with Senza and bill patients for any applicable deductibles or co-payments. Access to adequate coverage and reimbursement for SCS procedures using Senza (and our other products in development) by third-party payors is essential to the acceptance of our products by our customers.

        Because there is generally no separate reimbursement for medical devices and other supplies used in such procedures, including Senza and our HF10 therapy, and because we believe that SCS procedures using Senza, if approved, would be adequately described by existing CPT, HCPCS II and ICD-9-CM codes for the implantation of spinal cord stimulators and related leads performed in various sites of care, some of our target customers may be unwilling to adopt Senza over more established or lower cost therapeutic alternatives already available or subsequently become available. Further, any decline in the amount payors are willing to reimburse our customers for SCS procedures using Senza could make it difficult for new customers to adopt Senza and could create additional pricing pressure for us, which could adversely affect our ability to invest in and grow our business.

        Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, no uniform policy of coverage and reimbursement for medical device products and services exists among third-party payors. Therefore, coverage and reimbursement for medical device products and services can differ significantly from payor to payor. In addition, payors continually review new technologies for possible coverage and can, without notice, deny coverage for these new products and procedures. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained, or maintained if obtained.

        Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. For example, the governmental healthcare system in France has not yet approved reimbursement of Senza. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

If we fail to receive access to hospital facilities, our sales may decrease.

        In the United States, in order for physicians to use Senza, we expect that the hospital facilities where these physicians treat patients will typically require us to enter into purchasing contracts. This process can be lengthy and time-consuming and require extensive negotiations and management time. In the EU, from time to time certain institutions require us to engage in a contract bidding process in the event that such institutions are considering making purchase commitments that exceed specified cost thresholds, which vary by jurisdiction. These processes are only open at certain periods of time, and we may not be successful in the bidding process. If we do not receive access to hospital facilities via these contracting processes or otherwise, or if we are unable to secure contracts or tender successful bids, our sales may decrease and our operating results may be harmed. Furthermore, we may expend significant effort in these time-consuming processes and still may not obtain a purchase contract from such hospitals.

If we fail to properly manage our anticipated growth, our business could suffer.

        We have been growing rapidly in recent periods and have a relatively short history of operating as a commercial company. We intend to continue to grow and may experience periods of rapid growth and expansion, which could place a significant additional strain on our limited personnel, information technology systems and other resources. In particular, the hiring of our direct sales force in the United States requires significant management, financial and other supporting resources. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.

        To achieve our revenue goals, we must successfully increase manufacturing output to meet expected customer demand. In the future, we may experience difficulties with manufacturing yields, quality control, component supply and shortages of qualified personnel, among other problems. These problems could result in delays in product availability and increases in expenses. Any such delay or increased expense could adversely affect our ability to generate our revenue.

        Future growth will also impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. In addition, rapid and significant growth will place a strain on our administrative and operational infrastructure.

        In order to manage our operations and growth we will need to continue to improve our operational and management controls, reporting and information technology systems and financial internal control procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our operating results and business could suffer.

If clinical studies for future indications do not produce results necessary to support regulatory clearance or approval in the United States or elsewhere, we will be unable to commercialize our products for these indications.

        We are currently conducting clinical trials for Senza to explore the potential for HF10 therapy to treat other chronic pain indications, including pre-spinal surgery patients, chronic intractable neck and upper extremity pain and refractory chronic migraine. We will likely need to conduct additional clinical studies in the future to support approval for these new indications. Clinical testing takes many years, is expensive and carries uncertain outcomes. The initiation and completion of any of these studies may be prevented, delayed, or halted for numerous reasons, including, but not limited to, the following:

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  the FDA, institutional review boards, or IRBs, Ethics Committees, EU Competent Authorities or other regulatory authorities do not approve a clinical study protocol, force us to modify a previously approved protocol, or place a clinical study on hold;

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  patients do not enroll in, or enroll at a lower rate than we expect, or do not complete a clinical study;

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  patients or investigators do not comply with study protocols;

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  patients do not return for post-treatment follow-up at the expected rate;

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  patients experience serious or unexpected adverse side effects for a variety of reasons that may or may not be related to our products such as the advanced stage of co-morbidities that may exist at the time of treatment, causing a clinical study to be put on hold;

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  sites participating in an ongoing clinical study withdraw, requiring us to engage new sites;

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  difficulties or delays associated with establishing additional clinical sites;

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  third-party clinical investigators decline to participate in our clinical studies, do not perform the clinical studies on the anticipated schedule, or perform in a manner inconsistent with the investigator agreement, clinical study protocol, good clinical practices, other FDA, IRB or Ethics Committee requirements, and EEA Member State or other foreign regulations governing clinical trials;

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  third-party organizations do not perform data collection and analysis in a timely or accurate manner;

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  regulatory inspections of our clinical studies or manufacturing facilities require us to undertake corrective action or suspend or terminate our clinical studies;

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  changes in federal, state, or foreign governmental statutes, regulations or policies;

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  interim results are inconclusive or unfavorable as to immediate and long-term safety or efficacy;

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  the study design is inadequate to demonstrate safety and efficacy; or

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  the statistical endpoints are not met.

        Clinical failure can occur at any stage of the testing. Our clinical studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical or non-clinical studies in addition to those we have planned. Our failure to adequately demonstrate the safety and effectiveness of any of our devices would prevent receipt of regulatory clearance or approval and, ultimately, the commercialization of that device or indication for use.

        We could also encounter delays if the FDA concludes that our financial relationships with investigators results in a perceived or actual conflict of interest that may have affected the interpretation of a study, the integrity of the data generated at the applicable clinical trial site or the utility of the clinical trial itself. Principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive cash compensation and/or stock options in connection with such services. If these relationships and any related compensation to or ownership interest by the clinical investigator carrying out the study result in perceived or actual conflicts of interest, or if the FDA concludes that the financial relationship may have affected interpretation of the study, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of our PMA by the FDA. Any such delay or rejection could prevent us from commercializing any of our products currently in development.

        Even if our products are approved in the United States, Australia and the EEA, comparable regulatory authorities of additional foreign countries must also approve the manufacturing and marketing of our products in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, Australia or the EEA, including additional preclinical studies or clinical trials. Any of these occurrences may harm our business, financial condition and prospects significantly.

We may face product liability claims that could result in costly litigation and significant liabilities.

        Manufacturing and marketing of Senza, and clinical testing of our HF10 therapy, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. For example, the U.S. Supreme Court recently declined to hear an appeal where the U.S. Court of Appeals for the Ninth Circuit ruled that the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act did not preempt state laws in a product liability case involving a medical device company. If other courts in the United States adopt similar rulings, we may be subject to increased litigation risk in connection with our products. Product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

If we fail to retain our key executives or recruit and hire new employees, our operations and financial results may be adversely effected while we attract other highly qualified personnel.

        Our future success depends, in part, on our ability to continue to retain our executive officers and other key employees and recruit and hire new employees. All of our executive officers and other employees are at-will employees, and therefore may terminate employment with us at any time with no advance notice. The replacement of any of our key personnel likely would involve significant time and costs, may significantly delay or prevent the achievement of our business objectives and may harm our business.

        In addition, many of our employees have become or will soon become vested in a substantial amount of stock or number of stock options. Our employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly below the market price of our common stock. Further, our employees' ability to exercise those options and sell their stock in a public market after the closing of this offering may result in a higher than normal turnover rate.

        Our future success also depends on our ability to retain executive officers and other key employees and attract new key employees. Many executive officers and employees in the neuromodulation and medical device industry are subject to strict non-compete or confidentiality agreements with their employers, including our main competitors Medtronic, Inc., Boston Scientific Corp., and St. Jude Medical, Inc. In addition, some of our existing and future employees are or may be subject to confidentiality agreements with previous employers. Our competitors may allege breaches of and seek to enforce such non-compete agreements or initiate litigation based on such confidentiality agreements. Such litigation, whether or not meritorious, may impede our ability to attract or use executive officers and other key employees who have been employed by our competitors and may result in intellectual property claims against us. Boston Scientific Corp., for example, has initiated a lawsuit against one of our employees alleging that the employee cannot work for us without inevitably disclosing Boston Scientific's proprietary information. Although we are not a party to this lawsuit, it has impeded our ability to utilize this employee. It is likely that we will experience similar aggressive tactics by our competitors as they seek to protect their market position, particularly as we prepare to enter the U.S. market.

Failure to protect our information technology infrastructure against cyber-based attacks, network security breaches, service interruptions, or data corruption could significantly disrupt our operations and adversely affect our business and operating results.

        We rely on information technology and telephone networks and systems, including the Internet, to process and transmit sensitive electronic information and to manage or support a variety of business processes and activities, including sales, billing, marketing, procurement and supply chain, manufacturing, and distribution. We use enterprise information technology systems to record, process, and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory, financial reporting, legal, and tax requirements. Our information technology systems, some of which are managed by third-parties, may be susceptible to damage, disruptions, or shutdowns due to computer viruses, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, user errors, or catastrophic events. Despite the precautionary measures we have taken to prevent breakdowns in our information technology and telephone systems, if our systems suffer severe damage, disruption, or shutdown and we are unable to effectively resolve the issues in a timely manner, our business and operating results may suffer.

Risks Related to Intellectual Property

We may in the future become involved in lawsuits to defend ourselves against intellectual property disputes, which could be expensive and time consuming, and ultimately unsuccessful, and could result in the diversion of significant resources, and hinder our ability to commercialize our existing or future products.

        Our success depends in part on not infringing the patents or violating the other proprietary rights of others. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. Significant litigation regarding patent rights occurs in the medical industry. Whether merited or not, it is possible that U.S. and foreign patents and pending patent applications controlled by third parties may be alleged to cover our products. We may also face allegations that our employees have misappropriated the intellectual property rights of their former employers or other third parties. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit, or otherwise interfere with our ability to make, use, sell, and/or export our products. For example, our major competitors, Medtronic, Inc., Boston Scientific Corp., and St. Jude Medical, Inc., each have significant patent portfolios covering systems, sub-systems, methods, and manufacturing processes. These competitors may have one or more patents for which they can threaten and/or initiate patent infringement actions against us and/or any of our third-party suppliers. Our ability to defend ourselves and/or our third-party suppliers may be limited by our financial and human resources, the availability of reasonable defenses, and the ultimate acceptance of our defenses by the courts or juries. Further, if such patents are successfully asserted against us, this may result in an adverse impact on our business, including injunctions, damages, and/or attorneys' fees. From time to time and in the ordinary course of business, we may develop noninfringement and/or invalidity positions with respect to third-party patents, which may or not be ultimately adjudicated as successful by a judge or jury if such patents were asserted against us.

        We may receive in the future, particularly as a public company, communications from patent holders, including non-practicing entities, alleging infringement of patents or other intellectual property rights or misappropriation of trade secrets, or offering licenses to such intellectual property. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. At any given time, we may be involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time.

        The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technologies involved and the uncertainty of litigation significantly increase the risks related to any patent litigation. Any potential intellectual property litigation also could force us to do one or more of the following:

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  stop selling, making, using, or exporting products that use the disputed intellectual property;

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  obtain a license from the intellectual property owner to continue selling, making, exporting, or using products, which license may require substantial royalty payments and may not be available on reasonable terms, or at all;

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  incur significant legal expenses;

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  pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing, potentially including treble damages if the court finds that the infringement was willful;

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  if a license is available from a third-party, we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for our products and services;

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  pay the attorney fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

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  find non-infringing substitute products, which could be costly and create significant delay due to the need for FDA regulatory clearance;

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  find alternative supplies for infringing products or processes, which could be costly and create significant delay due to the need for FDA regulatory clearance; and/or

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  redesign those products or processes that infringe any third-party intellectual property, which could be costly, disruptive, and/or infeasible.

        From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Finally, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

        If any of the foregoing occurs, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products, all of which could have a material adverse effect on our business, results of operations and financial condition. Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. Further, as the number of participants in the neuromodulation industry grows, the possibility of intellectual property infringement claims against us increases.

        In addition, we may indemnify our customers, suppliers and international distributors against claims relating to the infringement of the intellectual property rights of third parties relating to our products, methods, and/or manufacturing processes. Third parties may assert infringement claims against our customers, suppliers, or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, suppliers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers, suppliers, or distributors or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products, or our suppliers may be forced to stop providing us with products.

        Similarly, interference or derivation proceedings provoked by third parties or brought by the USPTO or any foreign patent authority may be necessary to determine the priority of inventions or other matters of inventorship with respect to our patents or patent applications. We may also become involved in other proceedings, such as re-examination or opposition proceedings, before the USPTO or its foreign counterparts relating to our intellectual property or the intellectual property rights of others. An unfavorable outcome in any such proceedings could require us to cease using the related technology or to attempt to license rights to it from the prevailing party, or could cause us to lose valuable intellectual property rights. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms, if any license is offered at all. Litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may also become involved in disputes with others regarding the ownership of intellectual property rights. For example, we jointly develop intellectual property with certain parties, and disagreements may therefore arise as to the ownership of the intellectual property developed pursuant to these relationships. If we are unable to resolve these disputes, we could lose valuable intellectual property rights.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our existing and future products.

        Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, and switched the United States patent system from a "first-to-invent" system to a "first-to-file" system. Under a "first-to-file" system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

        In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by United States and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

        The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products or procedures, we may not be able to stop a competitor from marketing products that are the same as or similar to our own, which would have a material adverse effect on our business.

We may not be able to adequately protect our intellectual property rights throughout the world.

        Filing, prosecuting and defending patents on our products in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which we have patent protection that may not be sufficient to terminate infringing activities.

        We do not have patent rights in certain foreign countries in which a market may exist. Moreover, in foreign jurisdictions where we do have patent rights, proceedings to enforce such rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing. Additionally, such proceedings could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Thus, we may not be able to stop a competitor from marketing and selling in foreign countries products that are the same as or similar to our products, and our competitive position in the international market would be harmed.

If we fail to comply with our obligations under our existing intellectual property license with the Mayo Foundation, we could lose license rights that are important to our business.

        We are currently a party to a license agreement, or the Mayo License, with the Mayo Foundation for Medical Education and Research, or the Mayo Foundation. Our Mayo License imposes, and we expect that future license agreements will impose, various diligence, royalty, insurance and other obligations on us. For example, we are required to continue to use commercially reasonable efforts to commercialize products incorporating the technology we license and to satisfy other specified obligations, including the payment of royalties on the sales of such products. If we fail to comply with our obligations under the Mayo License, the Mayo Foundation may have the right to terminate the Mayo License, in which event we may be precluded from marketing any product that is covered by the licensed technology, or in the alternative to convert the license to a non-exclusive license, which could impair the value of the relevant licensed products being developed under the agreement. Termination of the Mayo License, or any reduction or elimination of the exclusivity of our licensed intellectual property rights may result in our having to negotiate new or reinstated licenses with less favorable terms, and we could lose access to critical technology related to our existing or future products.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

        We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers or competitors. In addition, certain of our management and key employees have worked for some of our major competitors, which include Boston Scientific Corporation, Medtronic, Inc. and St. Jude Medical, Inc. Although we have procedures in place that seek to prevent our employees and consultants from using the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products would have a material adverse effect on our business, and may prevent us from selling our products or from practicing our processes. In addition, we may lose valuable intellectual property rights or personnel. Moreover, any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse effect on our business, results of operations and financial condition.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

        Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential partners or customers in our markets of interest. In addition, third parties have registered trademarks similar and identical to our trademarks in foreign jurisdictions, and may in the future file for registration of such trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we were not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products in those countries. In any case, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position may be harmed.

        In addition to patent and trademark protection, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our consultants and vendors, or our former or current employees. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, however, any of these parties may breach the agreements and disclose our trade secrets and other unpatented or unregistered proprietary information, and once disclosed, we are likely to lose trade secret protection. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for any such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to enforce trade secret protection.

        Further, our competitors may independently develop knowledge, methods and know-how similar, equivalent, or superior to our proprietary technology. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. In addition, our key employees, consultants, suppliers or other individuals with access to our proprietary technology and know-how may incorporate that technology and know-how into projects and inventions developed independently or with third parties. As a result, disputes may arise regarding the ownership of the proprietary rights to such technology or know-how, and any such dispute may not be resolved in our favor. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us and our competitive position could be adversely affected. If our intellectual property is not adequately protected so as to protect our market against competitors' products and methods, our competitive position could be adversely affected, as could our business.

Risks Related to our Financial and Operating Results

We will be required to obtain additional funds in the future, and these funds may not be available on acceptable terms or at all.

        Our operations have consumed substantial amounts of cash since inception, and we anticipate our expenses will increase as we build a commercial sales force in the United States, investigate the use of our HF10 therapy for the treatment of other chronic pain conditions, continue to grow our business and transition to operating as a public company. We believe that our growth will depend, in part, on our ability to fund our commercialization efforts and our efforts to develop Senza and our HF10 therapy for the treatment of chronic pain and technology complementary to our current products. Our existing resources may not allow us to conduct all of the activities that we believe would be beneficial for our future growth. As a result, we may need to seek funds in the future. If we are unable to raise funds on favorable terms, or at all, we may not be able to support our commercialization efforts or increase our research and development activities and the growth of our business may be negatively impacted. As a result, we may be unable to compete effectively. For the year ended December 31,

2013, our net cash used in operating activities was $21.1 million as compared to $22.5 million for the year ended December 31, 2012, and as of June 30, 2014 our working capital was $53.7 million, which included $17.4 million in cash and cash equivalents, as well as $24.2 million in short-term investments. Our cash requirements in the future may be significantly different from our current estimates and depend on many factors, including:

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  the outcome, timing of, and costs involved in, seeking and obtaining approvals from the FDA and other regulatory authorities, including the potential for the FDA and other regulatory authorities to require that we perform more studies or product tests than we currently expect;

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  the scope and timing of our investment in our U.S. commercial infrastructure and sales force;

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  the R&D activities we intend to undertake in order to expand the chronic pain indications and product enhancements that we intend to pursue;

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  the costs of commercialization activities including product sales, marketing, manufacturing and distribution;

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  the degree and rate of market acceptance of Senza;

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  the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

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  our need to implement additional infrastructure and internal systems;

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  our ability to hire additional personnel to support our operations as a public company; and

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  the emergence of competing technologies or other adverse market developments.

        To finance these activities, we may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings and collaborative arrangements with corporate partners. We may be unable to raise funds on favorable terms, or at all.

        The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. If we borrow additional funds or issue debt securities, these securities could have rights superior to holders of our common stock and could contain covenants that will restrict our operations. We might have to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to our technologies, product candidates, or products that we otherwise would not relinquish. If we do not obtain additional resources, our ability to capitalize on business opportunities will be limited, we may be unable to compete effectively and the growth of our business will be harmed.

Our operating results may vary significantly from quarter to quarter, which may negatively impact our stock price in the future.

        Our quarterly revenue and results of operations may fluctuate from quarter to quarter due to, among others, the following reasons:

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  physician and payor acceptance of Senza and our HF10 therapy;

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  the timing, expense and results of research and development activities, clinical trials and regulatory approvals;

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  fluctuations in our expenses associated with expanding our commercial operations and operating as a public company;

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  the introduction of new products and technologies by our competitors;

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  the productivity of our sales representatives;

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  supplier, manufacturing or quality problems with our products;

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  the timing of stocking orders from our distributors;

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  changes in our pricing policies or in the pricing policies of our competitors or suppliers; and

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  changes in coverage amounts or government and third-party payors' reimbursement policies.

        Because of these and other factors, it is likely that in some future period our operating results will not meet investor expectations or those of public market analysts.

        Any unanticipated change in revenues or operating results is likely to cause our stock price to fluctuate. New information may cause investors and analysts to revalue our business, which could cause a decline in our stock price.

We are required to maintain high levels of inventory, which could consume a significant amount of our resources, reduce our cash flows and lead to inventory impairment charges.

        As a result of the need to maintain substantial levels of inventory, we are subject to the risk of inventory obsolescence and expiration, which may lead to inventory impairment charges. Our products consist of a substantial number of individual components. In order to market and sell Senza effectively, we often must maintain high levels of inventory. The manufacturing process requires lengthy lead times, during which components of our products may become obsolete, and we may over- or under-estimate the amount needed of a given component, in which case we may expend extra resources or be constrained in the amount of end product that we can produce. As compared to direct manufacturers, our dependence on third-party manufacturers exposes us to greater lead times increasing our risk of inventory obsolesce comparatively. Furthermore, our products have a limited shelf life due to sterilization requirements, and part or all of a given product or component may expire and its value would become impaired and we would be required to record an impairment charge. For example, during the year ended December 31, 2013 and for the six months ended June 30, 2014, we recorded charges of $1.1 million and $12,000, respectively, for the write down of excess and obsolete inventory. In addition, we will need to build up our inventory in advance of our commercial launch in the United States in order to meet our estimated demand. If our estimates of required inventory are too high, we may be exposed to further inventory obsolesce risk. In the event that a substantial portion of our inventory becomes obsolete or expires, or in the event we experience a supply chain imbalance as described above, it could have a material adverse effect on our earnings and cash flows due to the resulting costs associated with the inventory impairment charges and costs required to replace such inventory.

The seasonality of our business creates variance in our quarterly revenue, which makes it difficult to compare or forecast our financial results.

        Our revenue fluctuates on a seasonal basis, which affects the comparability of our results between periods. For example, we have historically experienced lower sales in the summer months and around the holidays, primarily due to the buying patterns and implant volumes of our distributors, hospitals and clinics. These seasonal variations are difficult to predict accurately, may vary amongst different markets, and at times may be entirely unpredictable, which introduce additional risk into our business as we rely upon forecasts of customer demand to build inventory in advance of anticipated sales. In addition, we believe our limited history commercializing our products has, in part, made our seasonal patterns more difficult to discern, making it more difficult to predict future seasonal patterns.

We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.

        All of our current business is located outside the United States and, as a result, we generate revenue and incur expenses denominated in currencies other than the U.S. dollar, a majority of which is denominated in Euros and Australian Dollars. In 2012 and 2013, nearly all of our total revenue was denominated in foreign currencies. As a result, changes in the exchange rates between such foreign currencies and the U.S. dollar could materially impact our reported results of operations and distort period to period comparisons. Fluctuations in foreign currency exchange rates also impact the reporting of our receivables and payables in non-U.S. currencies. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our common stock could be adversely affected.

        In the future, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. If our hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our results of operations.

Our ability to use our net operating losses and tax credits to offset future taxable income and taxes may be subject to certain limitations.

        In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating loss, or NOL, carryforwards and other tax attributes, such as research and development tax credits to offset future taxable income and taxes.

        We may have previously experienced, and may in the future experience, one or more Section 382 "ownership changes," including in connection with our initial public offering. If so, or if we do not generate sufficient taxable income, we may not be able to utilize a material portion of our NOLs and tax credits, even if we achieve profitability. If we are limited in our ability to use our NOLs and tax credits in future years in which we have taxable income, we will pay more taxes than if we were able to fully utilize our NOLs and tax credits. This could materially and adversely affect our results of operations.

Risks Related to Regulation of our Industry

Senza is subject to extensive governmental regulation, and our failure to comply with applicable requirements could cause our business to suffer.

        The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies and authorities, such as the EU legislative bodies and the EEA Member State Competent Authorities. The FDA and other U.S., EEA and foreign governmental agencies and authorities regulate and oversee, among other things, with respect to medical devices:

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  design, development and manufacturing;

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  testing, labeling, content and language of instructions for use and storage;

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  clinical trials;

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  product safety;

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  marketing, sales and distribution;

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  pre-market regulatory clearance and approval;

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  conformity assessment procedures;

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  record-keeping procedures;

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  advertising and promotion;

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  recalls and other field safety corrective actions;

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  post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

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  post-market studies; and

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  product import and export.

        The laws and regulations to which we are subject are complex and have tended to become more stringent over time. Legislative or regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.

        Our failure to comply with U.S. federal and state regulations or EEA or other foreign regulations applicable in the countries where we operate could lead to the issuance of warning letters or untitled letters, the imposition of injunctions, suspensions or loss of regulatory clearance or approvals, product recalls, termination of distribution, product seizures or civil penalties. In the most extreme cases, criminal sanctions or closure of our manufacturing facilities are possible. If any of these risks materialize, our business would be adversely affected.

Senza is also subject to extensive governmental regulation in foreign jurisdictions, such as Europe, and our failure to comply with applicable requirements could cause our business to suffer.

        In the EEA, Senza must comply with the Essential Requirements laid down in Annex I to the EU Active Implantable Medical Devices Directive. Compliance with these requirements is a prerequisite to be able to affix the CE mark to Senza, without which they cannot be marketed or sold in the EEA. To demonstrate compliance with the Essential Requirements and obtain the right to affix the CE Mark to Senza, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by a competent authority of an EEA country to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body would audit and examine the Technical File and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the Essential Requirements. This Certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

        As a general rule, demonstration of conformity of medical devices and their manufacturers with the Essential Requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use and that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. This assessment must be based on clinical data, which can be obtained from (1) clinical studies conducted on the devices being assessed, (2) scientific literature from similar devices whose equivalence with the assessed device can be demonstrated or (3) both clinical studies and scientific literature. With respect to active implantable medical devices or Class III devices, the manufacturer must conduct clinical studies to obtain the required clinical data, unless reliance on existing clinical data from equivalent devices can be justified. The conduct of clinical studies in the EEA is governed by detailed regulatory obligations. These may include the requirement of prior authorization by the competent authorities of the country in which the study takes place and the requirement to obtain a positive opinion from a competent Ethics Committee. This process can be expensive and time-consuming.

        In order to continue to sell Senza in Europe, we must maintain our CE Mark and continue to comply with certain EU Directives. Our failure to continue to comply with applicable foreign regulatory requirements, including those administered by authorities of the EEA countries, could result in enforcement actions against us, including refusal, suspension or withdrawal of our CE Certificates of Conformity by our Notified Body (the British Standards Institution, or BSI), which could impair our ability to market products in the EEA in the future.

Our business is subject to extensive governmental regulation that could make it more expensive and time consuming for us to bring Senza to market in the United States and introduce new or improved products.

        Our products must comply with regulatory requirements imposed by the FDA in the United States and similar agencies in foreign jurisdictions. These requirements involve lengthy and detailed laboratory and clinical testing procedures, sampling activities, extensive agency review processes, and other costly and time-consuming procedures. It often takes several years to satisfy these requirements, depending on the complexity and novelty of the product. We also are subject to numerous additional licensing and regulatory requirements relating to safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. Some of the most important requirements we must comply with include:

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  the Federal Food, Drug, and Cosmetic Act and the FDA's implementing regulations (Title 21 CFR);

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  European Union CE mark requirements;

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  Medical Device Quality Management System Requirements (ISO 13485:2003);

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  Occupational Safety and Health Administration requirements; and

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  California Department of Health Services requirements.

        Government regulation may impede our ability to conduct clinical studies and to manufacture and sell our existing and future products. Government regulation also could delay our marketing of new products for a considerable period of time and impose costly procedures on our activities. The FDA and other regulatory agencies may not approve Senza and any of our future products on a timely basis, if at all. Any delay in obtaining, or failure to obtain, such approvals could negatively impact our marketing of any future products and reduce our product revenues.

        Our products remain subject to strict regulatory controls on manufacturing, marketing and use. We may be forced to modify or recall a product after release in response to regulatory action or unanticipated difficulties encountered in general use. Any such action could have a material effect on the reputation of our products and on our business and financial position.

        Further, regulations may change, and any additional regulation could limit or restrict our ability to use any of our technologies, which could harm our business. We could also be subject to new international, federal, state or local regulations that could affect our research and development programs and harm our business in unforeseen ways. If this happens, we may have to incur significant costs to comply with such laws and regulations, which will harm our results of operations.

        In September 2012, the European Commission published proposals for the revision of the EU regulatory framework for medical devices. The proposal would replace the Medical Devices Directive and the Active Implantable Medical Devices Directive with a new regulation (the Medical Devices Regulation). Unlike the Directives that must be implemented into national laws, the Regulation would be directly applicable in all EEA Member States and so is intended to eliminate current national differences in regulation of medical devices.

        In October 2013, the European Parliament approved a package of reforms to the European Commission's proposals. Under the revised proposals, only designated "special notified bodies" would be entitled to conduct conformity assessments of high-risk devices, such as active implantable devices. These special notified bodies will need to notify the European Commission when they receive an application for a conformity assessment for a new high-risk device. The European Commission will then forward the notification and the accompanying documents on the device to the Medical Devices Coordination Group, or MDCG, (a new, yet to be created, body chaired by the European Commission, and representatives of Member States) for an opinion. These new procedures may result in the re-assessment of our existing medical devices, or a longer or more burdensome assessment of our new products.

        If adopted, the Medical Devices Regulation is expected to enter into force in 2015 and become applicable three years thereafter. In its current form it would, among other things, also impose additional reporting requirements on manufacturers of high risk medical devices, impose an obligation on manufacturers to appoint a "qualified person" responsible for regulatory compliance, and provide for more strict clinical evidence requirements.

The misuse or off-label use of our product may harm our image in the marketplace, result in injuries that lead to product liability suits, which could be costly to our business, or result in costly investigations and sanctions from the FDA and other regulatory bodies if we are deemed to have engaged in off-label promotion.

        Senza has been CE Marked in the EEA and approved by the TGA in Australia for specific treatments and anatomies and, if Senza is approved by the FDA, it will be approved for specific treatments and anatomies in the United States. We may only promote or market the Senza SCS system for its specifically approved indications as described on the approved label. We train our marketing and sales force against promoting our products for uses outside of the approved indications for use, known as "off-label uses." We cannot, however, prevent a physician from using our product off-label, when in the physician's independent professional medical judgment he or she deems appropriate. There may be increased risk of injury to patients if physicians attempt to use our product off-label. Furthermore, the use of our product for indications other than those approved by the applicable regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

        Physicians may also misuse our product or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our product is misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management's attention from our core business, be expensive to defend, and result in sizable damage awards against us that may not be covered by insurance. In addition, if our products are approved for sale in the United States and the FDA determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, and the curtailment of our operations. Any of these events could significantly harm our business and results of operations and cause our stock price to decline.

        Further, the advertising and promotion of our products is subject to EEA Member States laws implementing Directive 93/42/EEC concerning Medical Devices, or the EU Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. EEA Member State legislation may also restrict or impose limitations on our ability to advertise our products directly to the general public. In addition, voluntary EU and national Codes of Conduct provide guidelines on the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Senza may in the future be subject to notifications, recalls, or voluntary market withdrawals that could harm our reputation, business and financial results.

        The FDA, EEA Competent Authorities and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture that could affect patient safety. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious adverse health consequences or death. Manufacturers may, under their own initiative, conduct a product notification or recall to inform physicians of changes to instructions for use, or IFU, or if a deficiency in a device is found or suspected. A government-mandated recall or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other issues. Recalls, which include certain notifications and corrections as well as removals, of Senza could divert managerial and financial resources and could have an adverse effect on our financial condition, harm our reputation with customers, and reduce our ability to achieve expected revenue.

        In addition, the manufacturing of our products is subject to extensive post-market regulation by the FDA and foreign regulatory authorities, and any failure by us or our contract manufacturers or suppliers to comply with regulatory requirements could result in recalls, facility closures, and other penalties. We and our suppliers and contract manufacturers are subject to the FDA's Quality System Regulation, or QSR, and comparable foreign regulations which govern the methods used in, and the facilities and controls used for, the design, manufacture, quality assurance, labeling, packaging, sterilization, storage, shipping, and servicing of medical devices. These regulations are enforced through periodic inspections of manufacturing facilities. Any manufacturing issues at our or our suppliers' or contract manufacturers' facilities, including failure to comply with regulatory requirements, may result in warning or untitled letters, manufacturing restrictions, voluntary or mandatory recalls or corrections, fines, withdrawals of regulatory clearances or approvals, product seizures, injunctions, or the imposition of civil or criminal penalties, which would adversely affect our business results and prospects.

We are required to report certain malfunctions, deaths, and serious injuries associated with our products, which can result in voluntary corrective actions or agency enforcement actions.

        Under the FDA medical device reporting, or MDR, regulations, medical device manufacturers are required to submit information to the FDA when they receive a report or become aware that a device has or may have caused or contributed to a death or serious injury or has or may have a malfunction that would likely cause or contribute to death or serious injury if the malfunction were to recur. All manufacturers placing medical devices on the market in the EEA are legally bound to report incidents involving devices they produce or sell to the regulatory agency, or competent authority, in whose jurisdiction the incident occurred. Under the EU Medical Devices Directive (Directive 93/42/EEC), an incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient, or user or of other persons or to a serious deterioration in their state of health.

        Malfunction of our products could result in future voluntary corrective actions, such as recalls, including corrections, or customer notifications, or agency action, such as inspection or enforcement actions. If malfunctions do occur, we may be unable to correct the malfunctions adequately or prevent further malfunctions, in which case we may need to cease manufacture and distribution of the affected products, initiate voluntary recalls, and redesign the products. Regulatory authorities may also take actions against us, such as ordering recalls, imposing fines, or seizing the affected products. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

A recall of our products, either voluntarily or at the direction of the FDA, an EEA Competent Authority or another governmental authority, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.

        The FDA and similar foreign governmental authorities such as the Competent Authorities of the EEA countries have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our reputation, results of operations and financial condition, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers' demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

We may be subject to federal, state and foreign healthcare laws and regulations, and a finding of failure to comply with such laws and regulations could have a material adverse effect on our business.

        Although we do not provide healthcare services, submit claims for third-party reimbursement, or receive payments directly from Medicare, Medicaid or other third-party payors for our products, we are subject to healthcare fraud and abuse regulation and enforcement by federal, state and foreign governments, which could significantly impact our business. In the United States, the laws that may affect our ability to operate include, but are not limited to:

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  the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it;

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  federal civil and criminal false claims laws and civil monetary penalty laws, including civil whistleblower or qui tam actions, that prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay or transmit money or property to the federal government;

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  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. A person or entity does not need to have actual knowledge of these statutes or specific intent to violate them;

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  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their business associates that perform services for them that involve individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization, including mandatory contractual terms as well as directly applicable privacy and security standards and requirements;

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  the federal physician sunshine requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, which require certain manufacturers of drugs, devices, biologics, and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members. The period between August 1, 2013 and December 31, 2013 was the first reporting period, and manufacturers were required to report aggregate payment data by March 31, 2014, and to report detailed payment data and submit legal attestation to the accuracy of such data by June 30, 2014. Thereafter, manufacturers must submit reports by the 90th day of each subsequent calendar year;

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  state and foreign law equivalents of each of the above federal laws, such as state anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require device companies to comply with the industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA.

        The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time-and resource-consuming and can divert management's attention from the business. Additionally, as a result of these investigations, healthcare providers and entities may have to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business

        If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us now or in the future, we may be subject to penalties, including civil and criminal penalties, damages, fines, disgorgement, exclusion from governmental health care programs, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results.

Healthcare legislative reform measures may have a material adverse effect on us.

        In March 2010, the ACA was signed into law, which includes, among other things, a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions, effective January 1, 2013. This excise tax is resulting in a significant increase in the tax burden on our industry, and if any efforts we undertake to offset the excise tax are unsuccessful as we begin to sell the product in the United States, the increased tax burden could have an adverse effect on our results of operations and cash flows. Other elements of the PPACA, including comparative effectiveness research, an independent payment advisory board and payment system reforms, including shared savings pilots and other provisions, may significantly affect the payment for, and the availability of, healthcare services and result in fundamental changes to federal healthcare reimbursement programs, any of which may materially affect numerous aspects of our business.

        In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect on April 1, 2013, and will remain in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012, or the ATRA, was signed into law which, among other things, further reduced Medicare payments to certain providers, including hospitals.

        We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Our future success depends on our ability to develop, receive regulatory clearance or approval for, and introduce new products or product enhancements that will be accepted by the market in a timely manner.

        It is important to our business that we build a pipeline of product offerings for treatment of chronic pain. As such, our success will depend in part on our ability to develop and introduce new products. However, we may not be able to successfully develop and obtain regulatory clearance or approval for product enhancements, or new products, or these products may not be accepted by physicians or the payors who financially support many of the procedures performed with our products.

        The success of any new product offering or enhancement to an existing product will depend on a number of factors, including our ability to:

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  identify and anticipate physician and patient needs properly;

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  develop and introduce new products or product enhancements in a timely manner;

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  avoid infringing upon the intellectual property rights of third parties;

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  demonstrate, if required, the safety and efficacy of new products with data from preclinical and clinical studies;

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  obtain the necessary regulatory clearances or approvals for new products or product enhancements;

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  comply fully with FDA and foreign regulations on marketing of new devices or modified products;

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  provide adequate training to potential users of our products; and

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  receive adequate coverage and reimbursement for procedures performed with our products.

        If we do not develop new products or product enhancements in time to meet market demand or if there is insufficient demand for these products or enhancements, or if our competitors introduce new products with functionalities that are superior to ours, our results of operations will suffer.

Risks Related to Our Common Stock and This Offering

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the New York Stock Exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly.

        In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. Additional compensation costs and any future equity awards will increase our compensation expense, which would increase our general and administrative expense and could adversely affect our profitability. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance on reasonable terms. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers

Our stock price may be volatile and you may not be able to resell shares of our common stock at or above the price you paid.

        The trading price of our common stock following this offering could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this "Risk Factors" section of this prospectus and others such as:

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  announcements related to our PMA submission with the FDA for Senza, and related announcements related to regulatory approval to market Senza in the United States;

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  results from, or any delays in, clinical trial programs relating to our product candidates, including the ongoing and planned U.S. clinical trials for Senza;

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  announcements of new products by us or our competitors;

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  adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

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  our operating results;

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  changes or developments in laws or regulations applicable to our products;

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  any adverse changes in our relationship with any manufacturers or suppliers;

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  the success of our efforts to acquire or develop additional products;

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  any intellectual property infringement actions in which we may become involved;

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  announcements concerning our competitors or the medical device industry in general;

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  achievement of expected product sales and profitability;

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  manufacture, supply or distribution shortages;

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  actual or anticipated fluctuations in our operating results;

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  FDA or other U.S. or foreign regulatory actions affecting us or our industry or other healthcare reform measures in the United States;

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  changes in financial estimates or recommendations by securities analysts;

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  trading volume of our common stock;

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  sales of our common stock by us, our executive officers and directors or our stockholders in the future;

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  general economic and market conditions and overall fluctuations in the United States equity markets; and

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  the loss of any of our key scientific or management personnel.

        In addition, the stock markets in general, and the markets for medical device stocks in particular, have experienced volatility that may have been unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business, which could seriously harm our financial position. Any adverse determination in litigation could also subject us to significant liabilities.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

        Our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return, if at all. We currently expect to use the net proceeds from this offering to continue funding our activities related to seeking U.S. regulatory approval and preparing for the commercial launch of Senza in the United States, and for working capital and general corporate purposes, including research and development. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

An active, liquid and orderly market for our common stock may not develop, and you may not be able to resell your common stock at or above the public offering price.

        Prior to this offering, there has been no public market for shares of our common stock, and an active public market for our shares may not develop or be sustained after this offering. We and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the consummation of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies or in-license new product candidates using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issues an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We are an "emerging growth company" and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be adversely affected.

        As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report following this offering, which will be for our fiscal year ending December 31, 2015, provide a management report on internal control over financial reporting. The Sarbanes-Oxley Act also requires that our management report on internal control over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an "emerging growth company," as defined by the JOBS Act. We do not expect to have our independent registered public accounting firm attest to our management report on internal control over financial reporting for so long as we are an emerging growth company.

        If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal control over financial reporting required to comply with this obligation, which process will be time consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal control over financial reporting are effective, or, when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock before giving effect to this offering. Accordingly, if you purchase our common stock in this offering, you will incur immediate substantial dilution of approximately $         per share, based on an assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus), and our pro forma net tangible book value as of June 30, 2014. In addition, following this offering, purchasers in this offering will have contributed approximately      % of the total gross consideration paid by stockholders to us to purchase shares of our common stock, but will own only approximately      % of the shares of common stock outstanding immediately after this offering. Furthermore, if the underwriters exercise their option to purchase additional shares, or outstanding options or convertible securities are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled "Dilution."

If we sell shares of our common stock in future financings, stockholders may experience immediate dilution and, as a result, our stock price may decline.

        We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock. As a result, our stockholders would experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders would experience additional dilution and, as a result, our stock price may decline.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

        If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based upon the number of shares outstanding as of June 30, 2014, upon the closing of this offering, we will have outstanding a total of            shares of common stock, assuming no exercise of the underwriters' option to purchase additional shares. Of these shares, approximately            shares of our common stock, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

        The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, as of June 30, 2014, up to an additional            shares of common stock will be eligible for sale in the public market,            of which shares are held by current directors, executive officers and other affiliates and may be subject to Rule 144 under the Securities Act.

        In addition, as of June 30, 2014, approximately 67.1 million shares of common stock that are subject to outstanding options will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

        After this offering, the holders of approximately 415.3 million shares of our outstanding common stock as of June 30, 2014, including shares issuable upon exercise of outstanding options, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting schedules and to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

        As of June 30, 2014, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 89.8% of our outstanding voting stock and, upon the closing of this offering, that same group will hold approximately      % of our outstanding voting stock (assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options). Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

        Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect prior to the consummation of this offering will contain provisions that could significantly reduce the value of our shares to a potential acquirer or delay or prevent changes in control or changes in our management without the consent of our board of directors. The provisions in our charter documents will include the following:

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  a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

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  no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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  the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

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  the required approval of at least 66 2/3% of the shares entitled to vote to remove a director for cause, and the prohibition on removal of directors without cause;

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  the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

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  the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

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  the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

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  a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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  the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

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  advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of us.

        In addition, these provisions would apply even if we were to receive an offer that some stockholders may consider beneficial.

        We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction. For a description of our capital stock, see the section titled "Description of Capital Stock."

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

        Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law.

        In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered into with our directors and officers provide that:

  •
  we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful;

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  we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

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  we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

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  we will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;

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  the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

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  we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        We do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future. Since we do not intend to pay dividends, your ability to receive a return on your investment will depend on any future appreciation in the market value of our common stock. There is no guarantee that our common stock will appreciate or even maintain the price at which our holders have purchased it.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "assume," "believe," "contemplate," "continue," "could," "due," "estimate," "expect," "goal," "intend," "may," "objective," "plan," "predict," "potential," "positioned," "seek," "should," "target," "will," "would," and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

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  the timing of FDA marketing approval of Senza;

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  the timing of our U.S. commercial launch of Senza;

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  the scope of protection we are able to establish and maintain for intellectual property rights covering HF10 therapy and Senza, along with any product enhancements;

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  our expectations regarding the potential market size and the size of the patient populations for our products;

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  our expectations regarding the ability to make certain claims related to the performance of Senza relative to completive products on the basis of the results of our U.S. pivotal trial;

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  our development plans with respect to Senza, including potential future indications or chronic pain conditions for which we may develop HF10 therapy and seek regulatory approval;

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  our ability to manufacture Senza in sufficient quantities to meet demand;

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  whether the results of our trials will be sufficient to support domestic or global regulatory approval for the treatment of any future indications or chronic pain conditions;

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  the timing or likelihood of regulatory filings and approvals for Senza;

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  our commercialization, marketing and manufacturing capabilities;

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  our ability to successfully build an effective commercial infrastructure and U.S. salesforce;

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  the implementation of our business model and strategic plans for our business, product candidates and technology;

  •
  estimates of our expenses, future revenue, capital requirements, our need for additional financing and our ability to obtain additional capital;

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  our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

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  our use of proceeds from this offering;

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  our financial performance; and

  •
  developments and projections relating to our competitors and our industry.

        These forward-looking statements are based on management's current expectations, estimates, forecasts, and projections about our business and the industry in which we operate and management's beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties, and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

 MARKET, INDUSTRY AND OTHER DATA

        This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our Senza SCS system, including data regarding the estimated patient population in the SCS market, their projected growth rates, the perceptions and preferences of patients and physicians regarding the chronic pain conditions that we are pursuing or may pursue, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

 USE OF PROCEEDS

        We estimate that the net proceeds from the sale of      shares of common stock in this offering will be approximately $       million at an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that net proceeds will be approximately $       million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $       million, assuming the assumed initial public offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

        We currently expect to use the net proceeds from this offering as follows:

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  approximately $70.0 to $90.0 million to continue funding our activities related to seeking U.S. regulatory approval and preparing for the commercial launch of Senza in the United States; and

  •
  the remainder, if any, for sales and marketing efforts throughout the first year of our U.S. launch, as well as working capital and general corporate purposes, including research and development.

        However, due to the uncertainties inherent in the development and regulatory approval process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. As such, our management will retain discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including the timing of U.S. regulatory approval and commercial launch of Senza, the size, scope and timing of any additional research and development efforts and clinical trials that we may decide to pursue for Senza for potential future indications or chronic pain conditions and the amount of revenue received from our existing sales in Europe and Australia. Following our commercial launch of Senza in the United States, if Senza is approved by the FDA, we may need to raise additional capital. For additional information regarding our potential capital requirements, see "We will be required to obtain additional funds in the future, and these funds may not be available on acceptable terms or at all" under the heading "Risk Factors."

        Pending the use of the proceeds from this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

        We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents, short-term investments and capitalization as of June 30, 2014:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to:

  •
  the conversion of all outstanding shares of our convertible preferred stock and redeemable convertible preferred stock pursuant to a stockholder vote under our amended and restated certificate of incorporation into an aggregate of 364,993,830 shares of common stock prior to the consummation of this offering; and

  •
  the filing and effectiveness of our amended and restated certificate of incorporation, which will occur prior to the consummation of this offering; and

  •
  on a pro forma as adjusted basis to give further effect to the sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings

"Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)(2)
	(in thousands, except share and per share data)
Cash and cash equivalents and short-term investments	$41,616	$41,616

Capitalization
Convertible preferred stock, $0.001 par value per share; 130,508,081 shares authorized, 130,508,081 shares issued and outstanding, actual; no shares authorized or issued and outstanding, pro forma and pro forma as adjusted	$47,217	—
Redeemable convertible preferred stock, $0.001 par value per share; 234,485,750 shares authorized, 234,485,749 shares issued and outstanding, actual; no shares authorized or issued and outstanding, pro forma and pro forma as adjusted	106,105	—
Stockholders' (deficit) equity:
Preferred stock, par value of $0.001 per share; no shares authorized or issued and outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.001 par value per share; 472,000,000 shares authorized, 32,042,663 shares issued and outstanding, actual; 290,000,000 shares authorized, pro forma and pro forma as adjusted; 397,036,493 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	32	397
Additional paid-in capital	6,763	159,720
Accumulated other comprehensive income	17	17
Accumulated deficit	(105,722)	(105,722)

Total stockholders' (deficit) equity	(98,910)	54,412

Total capitalization	$54,412	$54,412

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash and cash equivalents and short-term investments, additional paid-in capital, total stockholder's equity and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and commissions, and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents and short-term investments, working capital, total assets and stockholders' equity by approximately $             million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
We are obligated to issue 500,000 shares of our common stock to the Mayo Foundation upon the consummation of this offering pursuant to a license agreement. Based on the assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, total stockholders' equity would increase by approximately $         million and total capitalization would increase by approximately $         million after giving effect to such issuance. For additional information, see "Business—Intellectual Property—The Mayo License."

        The outstanding share information in the table above excludes the following:

  •
  67,115,690 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2014 having a weighted average exercise price of $0.126 per share;

  •
  500,000 shares of common stock issuable pursuant to a license agreement upon the earlier of (1) FDA approval of our PMA for Senza or (2) the consummation of this offering;

  •
  7,649,305 shares of common stock reserved for issuance pursuant to future awards under our 2007 Stock Incentive Plan, as amended, as of June 30, 2014, which will become available for issuance under our 2014 Equity Incentive Award Plan after consummation of this offering;

  •
  44,500,000 shares of common stock reserved for issuance pursuant to future awards under our 2014 Equity Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering; and

  •
              shares of common stock reserved for future issuance under our Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

 DILUTION

        If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering. As of June 30, 2014, we had a historical net tangible book value of $(98.9) million, or $(3.09) per share of common stock. Our net tangible book value represents total tangible assets less total liabilities and convertible preferred stock, all divided by the number of shares of common stock outstanding on June 30, 2014. Our pro forma net tangible book value at June 30, 2014, before giving effect to this offering, was $         million, or $        per share of our common stock. Pro forma net tangible book value, before the issuance and sale of shares in this offering, gives effect to:

  •
  the conversion of all outstanding shares of our convertible preferred stock and redeemable convertible preferred stock pursuant to a stockholder vote under our amended and restated certificate of incorporation into an aggregate of 364,993,830 shares of common stock prior to the consummation of this offering; and

  •
  the filing and effectiveness of our amended and restated certificate of incorporation, which will occur prior to the consummation of this offering.

        After giving effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at June 30, 2014 would have been approximately $         million, or $        per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $        per share to existing stockholders and an immediate dilution of $        per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2014	$(3.09)
Pro forma increase in net tangible book value per share
Pro forma net tangible book value per share as of June 30, 2014
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2014 after this offering by approximately $         million, or approximately $        per share, and would decrease (increase) dilution to investors in this offering by approximately $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2014 after this offering by approximately $         million, or approximately $        per share, and would decrease (increase) dilution to investors in this offering by approximately $        per share, assuming the assumed initial public offering price per share remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

        If the underwriters fully exercise their option to purchase additional shares, pro forma as adjusted net tangible book value after this offering would increase to approximately $        per share, and there would be an immediate dilution of approximately $        per share to new investors.

        To the extent that outstanding options with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share, before giving effect to the issuance and sale of shares in this offering, are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

        The following table shows, as of June 30, 2014, on a pro forma as adjusted basis, after giving effect to the pro forma adjustments described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $        per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us (in thousands, except share and per share amounts and percentages):

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors participating in this offering							$

Total		100%		$	100%

        The number of shares of common stock to be outstanding after this offering is based on 397,036,493 shares of common stock outstanding as of June 30, 2014 and excludes the following:

  •
  67,115,690 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2014 having a weighted average exercise price of $0.126 per share;

  •
  500,000 shares of common stock issuable pursuant to a license agreement upon the earlier of (1) FDA approval of our PMA for Senza or (2) the consummation of this offering;

  •
  7,649,305 shares of common stock reserved for issuance pursuant to future awards under our 2007 Stock Incentive Plan, as amended, as of June 30, 2014, which will become available for issuance under our 2014 Equity Incentive Award Plan after consummation of this offering;

  •
  44,500,000 shares of common stock reserved for issuance pursuant to future awards under our 2014 Equity Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering; and

  •
              shares of common stock reserved for future issuance under our Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

SELECTED CONSOLIDATED FINANCIAL DATA

        We derived the following consolidated statements of operations data for the years ended December 31, 2012 and 2013 from our audited consolidated financial statements appearing elsewhere in this prospectus. We derived the following consolidated statements of operations data for the three months ended June 30, 2013 and 2014 and the balance sheet data as of June 30, 2013 and 2014 from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus.

        You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results.

	Years Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:	$18,150	$23,500	$11,106	$14,190
Cost of revenue	7,527	9,473	4,451	5,521

Gross profit	10,623	14,027	6,655	8,669

Operating expenses:
Research and development	15,659	20,345	11,121	9,846
Sales, general, and administrative	14,094	18,833	8,788	13,525

Total operating expenses	29,753	39,178	19,909	23,371

Loss from operations	(19,130)	(25,151)	(13,254)	(14,702)
Interest income	139	153	71	72
Other income (expense), net	186	(654)	(927)	382

Loss before income taxes	(18,805)	(25,652)	(14,110)	(14,248)
Income taxes	(162)	(362)	(148)	(237)

Net loss	$(18,967)	$(26,014)	$(14,258)	$(14,485)

Net loss attributable to common stockholder per share, basic and diluted(1)	$(1.61)	$(1.24)	$(0.75)	$(0.55)

Weighted-average number of common shares used to compute basic and diluted net loss per share	11,875,018	21,046,772	19,203,301	26,551,889

Pro forma net loss per common share, basic and diluted (unaudited)(1)		$(0.07)		$(0.04)

Pro forma weighted-average number of common shares used to compute basic and diluted net loss per share (unaudited)(1)		372,300,551		391,545,719

(1)
See Notes 2 and 9 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per common share, pro forma net loss per common share, and the weighted-average number of shares used in the computation of the per share amounts.

	As of December 31,
			As of June 30, 2014
	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments	$30,615	$56,532	$41,616
Working capital	43,572	66,870	53,713
Total assets	49,111	75,411	62,904
Convertible preferred stock	47,217	47,217	47,217
Redeemable convertible preferred stock	58,191	106,018	106,105
Accumulated deficit	(64,983)	(91,150)	(105,722)
Total stockholders' deficit	(61,794)	(85,790)	(98,910)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations, intentions and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled "Risk Factors" included elsewhere in this prospectus.

Overview

        We are a medical device company that has developed and commercialized an innovative neuromodulation platform for the treatment of chronic pain. Our Senza system is the only spinal cord stimulation, or SCS, system that delivers our proprietary HF10 therapy. Our SENZA-RCT U.S. pivotal study, a non-inferiority study, met its primary and secondary endpoints, and our post-hoc statistical analysis supports the superiority of HF10 therapy over traditional SCS therapies for treating both leg and back pain. While SCS therapy is indicated and reimbursed for treating back and leg pain, it has limited efficacy in back pain and is utilized primarily for treating leg pain, which has limited its market adoption. In our pivotal study, HF10 therapy was demonstrated to provide significant and sustained back pain relief in addition to leg pain relief. Additionally, HF10 therapy was demonstrated to provide pain relief without paresthesia, a constant tingling sensation that is the basis of traditional SCS therapy. By utilizing anatomical lead placement instead of relying on paresthesia, HF10 therapy is designed to reduce variability in the operating procedure, providing meaningful benefits to both patients and physicians. We believe we are positioned to transform and grow the approximately $1.5 billion existing global SCS market under current reimbursement by treating back pain in addition to leg pain and by eliminating paresthesia.

        Senza received a CE Mark in 2010, and full commercialization commenced in Europe and Australia in 2011 and is reimbursed under existing SCS codes. We market our products to physicians and sell to hospitals and outpatient surgery centers through both a direct sales organization and distributors in Australia, and Europe. During 2011, we established our international sales organizations to support our product launch outside of the United States. Senza is not currently approved for sale in the United States and we have not generated any sales revenue within the United States. We submitted our PMA to the FDA in June 2014 and the FDA confirmed acceptance of our PMA for review in July 2014. To support our PMA, we initiated our pivotal clinical trial, SENZA-RCT, in May 2012, and we received the trial results in March 2014. We are preparing to commercially launch in the United States by early 2016 if approved by the FDA, but there can be no assurance we will receive FDA approval within this timeframe or at all.

        Since our inception, we have financed our operations primarily through private equity financings. Our accumulated deficit as of June 30, 2014 was $105.7 million. We intend to make a significant investment building our U.S. commercial infrastructure and sales force and in recruiting and training our sales representatives for U.S. commercialization. We also intend to continue to make significant investments in research and development to develop Senza to treat other chronic pain indications, including conducting clinical trials to support our future regulatory submissions. As a result of these and other factors, we expect to continue to incur net losses for the next several years and we expect to require substantial additional funding, which may include future equity and debt financings.

        We rely on third-party suppliers for all of the components of Senza and for the assembly of the system. Many of these suppliers are currently single source suppliers. We are also required to maintain high levels of inventory, and, as a result, we are subject to the risk of inventory obsolescence and expiration, which may lead to inventory impairment charges. Additionally, as compared to direct manufacturers, our dependence on third-party manufacturers exposes us to greater lead times increasing our risk of inventory obsolesce comparatively.

Important Factors Affecting our Results of Operations

        We believe there are several important factors that have impacted and that we expect will impact our results of operations.

We Do Not Expect Our Revenue Growth Rate in International Markets to Continue at Historic Rates

        Our revenue has increased from $18.2 million in 2012 to $23.5 million for the year ended December 31, 2013 on the basis of our sales of Senza in Europe and Australia; however, we do not expect to continue this rate of revenue growth in these international markets given our existing penetration in these markets. Due to governmental reimbursements constraints in the European SCS market limiting the number of annual SCS implants and our current penetration in these markets, we expect to grow less rapidly in the future than we have in the past in this market.

Significant Investment in U.S. Sales Organization

        We intend to make a significant investment building our U.S. commercial infrastructure and sales force and in recruiting and training our sales representatives for U.S. commercialization. This is a lengthy process that requires recruiting appropriate sales representatives, establishing a commercial infrastructure in the United States, and training our sales representatives, and will require significant investment by us in advance of PMA approval. Following initial training for Senza, our sales representatives typically require lead time in the field to grow their network of accounts and produce sales results. Successfully recruiting and training a sufficient number of productive sales representatives is required to achieve growth at the rate we expect.

Importance of Physician Awareness and Acceptance of Senza

        We continue to invest in programs to educate physicians who treat chronic pain about the advantages of Senza. This requires significant commitment by our marketing team and sales organization, and can vary depending upon the physician's practice specialization, personal preferences and geographic location. We are competing with well-established companies in our industry that have strong existing relationships with many of these physicians. Educating physicians about the advantages of Senza, and influencing these physicians to use Senza to treat chronic pain, is required to grow our revenue.

Access to Hospital Facilities

        In the United States, in order for physicians to use Senza, the hospital facilities where these physicians treat patients typically will require us to enter into purchasing contracts. This process can be lengthy and time-consuming and require extensive negotiations and management time. In Europe, we may be required to engage in a contract bidding process in order to sell Senza product, which processes are only open at certain periods of time, and we may not be successful in the bidding process.

Investment in Research and Clinical Trials

        We intend to continue investing in research and development to expand into new indications and chronic pain conditions for Senza, as well as develop product enhancements to improve outcomes and enhance the physician and patient experience. In the future, we expect to initiate clinical trials to support the development of Senza and HF10 therapy for the treatment of other chronic pain conditions. We believe that our continuing clinical research and regulatory efforts will continue to drive adoption of Senza. While research and development and clinical testing are time consuming and costly, we believe that clinical data demonstrating efficacy, safety and cost effectiveness is critical to increasing the adoption of HF10 therapy.

Critical Accounting Policies, Significant Judgments and Use of Estimates

        This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Revenue

        We recognize revenue when all of the following criteria are met:

  •
  persuasive evidence of an arrangement exists;

  •
  the sales price is fixed or determinable;

  •
  collection of the relevant receivable is probable at the time of sale; and

  •
  delivery has occurred or services have been rendered.

        For a majority of sales, where our sales representative delivers our product at the point of implantation at hospitals or medical facilities, we recognize revenue upon completion of the procedure and authorization, which represents satisfaction of the required revenue recognition criteria. For the remaining sales, which are sent from our distribution centers directly to hospitals and medical facilities, as well as distributor sales where product is ordered in advance of an implantation procedure and a valid purchase order has been received, we recognize revenue at the time of shipment of the product, which represents the point in time when the customer has taken ownership and assumed the risk of loss and the required revenue recognition criteria are satisfied. Such customers are obligated to pay within specified terms regardless of when or if they ever they sell or use the products. We do not offer rights of return or price protection and we have no post-delivery obligations.

Inventory Valuation

        We contract with third parties for the manufacturing and packaging of all of the components of Senza. We plan the manufacture of our systems based on estimates of market demand. The nature of our business requires that we maintain sufficient inventory on hand to meet the requirements of our customers. Inventories are stated at the lower of cost or market value. Cost is determined using actual cost on a first-in, first-out basis. Market value is determined as the lower of replacement cost or net realizable value.

        We regularly review inventory quantities in consideration of actual loss experiences, projected future demand, and remaining shelf life to record a provision for excess and obsolete inventory when appropriate. Inventory write downs are recorded for excess and obsolete inventory. We periodically assesses the recoverability of all inventories to determine whether write downs for impairment are required. We evaluate projected future demand as compared to remaining shelf life and other obsolescence and excess criteria in assessing the recoverability of our inventory. In determining the adequacy of reserves, we analyze the following, among other things:

  •
  Current inventory quantities on hand;

  •
  Product acceptance in the marketplace;

  •
  Customer demand;

  •
  Historical sales;

  •
  Forecast sales;

  •
  Product obsolescence;

  •
  Technological innovations; and

  •
  Character of the inventory as a distributed item, finished manufactured item or system components.

        Any inventory write-downs are recorded in cost of goods sold within the statements of operations during the period in which such write-downs are determined necessary by management. We recorded inventory write-downs of zero, $1.1 million, $0.5 million and $12,000 for the years ended December 31, 2012 and 2013 and the six months ended June 30, 2013 and 2014, respectively.

Stock-Based Compensation

        Stock-based compensation costs related to stock options granted to employees are measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model on a straight-line basis over the requisite service period of the award, which is generally the vesting term of four years.

        The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards. The assumptions used in our option-pricing model represent management's best estimates. These estimates are complex, involve a number of variables, uncertainties and assumptions and the application of management's judgment, so that they are inherently subjective. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

        Fair Value of Common Stock.    Because our stock is not publicly traded, we must estimate its fair value, as discussed in "Common Stock Valuations" below.

        Risk-Free Interest Rate.    We base the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the options for each option group.

        Expected Term.    The expected term represents the period that our stock-based awards are expected to be outstanding. Because of the limitations on the sale or transfer or our common stock as a privately held company, we do not believe our historical exercise pattern is indicative of the pattern we will experience as a publicly traded company. We have consequently used the Staff Accounting Bulletin, or SAB, 110, simplified method to calculate the expected term, which is the average of the contractual term and vesting period. We plan to continue to use the SAB 110 simplified method until we have sufficient trading history as a publicly traded company.

        Volatility.    We determine the price volatility factor based on the historical volatilities of our peer group as we did not have a sufficient trading history for our common stock. Industry peers consist of several public companies in the medical device technology industry with comparable characteristics including enterprise value, risk profiles and position within the industry. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

        Dividend Yield.    The expected dividend assumption is based on our current expectations about our anticipated dividend policy. We currently do not expect to issue any dividends.

        In addition to assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

        The fair value of the employee stock options was estimated using the following assumptions for the periods presented:

	Years Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(unaudited)	(unaudited)
Expected term (in years)	5.8-6.1	5.9-6.1	6.0-6.1	6.0-6.1
Expected volatility	63%-66%	62%-63%	62%	63%
Risk-free interest rate	0.8%-1.3%	1.1%-1.8%	1.1%	2.0%
Dividend yield	0%	0%	0%	0%

        We recorded the following stock based compensation expense (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(unaudited)	(unaudited)
Cost of revenue	$8	$10	$4	$48
Research and development	277	349	147	259
Sales, general and administrative	840	1,218	543	491

	$1,125	$1,577	$694	$798

        As of June 30, 2014, we had approximately $2.9 million of total unrecognized compensation expense, net of related forfeiture estimates, which we expect to recognize over a weighted-average period of approximately 2.8 years.

        The intrinsic value of all outstanding options as of June 30, 2014 was $             million based on the estimated fair value of our common stock of $             per share, the midpoint of the price range set forth on the cover of this prospectus.

Common Stock Valuations

        The fair value of the shares of common stock underlying our stock options has historically been determined by our board of directors. Because there has been no public market for our common stock and in the absence of recent arm's-length cash sales transactions of our common stock with independent third parties, our board of directors has determined the fair value of our common stock by considering at the time of grant a number of objective and subjective factors. Our board of directors intends all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The estimated fair value of our common stock was determined at each valuation date in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our board of directors, with the assistance of management, developed these valuations using significant judgment and taking into account numerous factors, including the following:

  •
  independent third-party valuations as of February 28, 2013, February 28, 2014, and June 30, 2014;

  •
  progress of research and development activities;

  •
  our operating and financial performance, including our levels of available capital resources;

  •
  rights and preferences of our common stock compared to the rights and preferences of our other outstanding equity securities;

  •
  equity market conditions affecting comparable public companies, as reflected in comparable companies' market multiples, IPO valuations and other metrics;

  •
  the achievement of enterprise milestones, including our progress in clinical trials;

  •
  the likelihood of achieving a liquidity event for the shares of common stock, such as an IPO given prevailing market and medical device sector conditions;

  •
  sales of our convertible preferred stock in arms-length transactions;

  •
  the illiquidity of our securities by virtue of being a private company;

  •
  business risks; and

  •
  management and board experience.

        We considered the following approaches in the preparation of our valuations:

  •
  Market Approach.    The market approach values a business by reference to guideline companies, for which enterprise values are known. This approach has two principal methodologies. The guideline public company methodology derives valuation multiples from the operating data and share prices of similar publicly traded companies. The guideline acquisition methodology focuses on comparisons between the subject company and guideline acquired public or private companies.

  •
  Option-Pricing Method Backsolve, or OPM backsolve.    The OPM backsolve method derives the implied equity value for a company from a recent transaction involving the company's own securities issued on an arms-length basis.

  •
  Probability Weighted Expected Return Method.    Using the probability weighted expected return, or PWERM, method, the value of a company's common stock is estimated based upon the analysis of future values for the company assuming various possible future liquidity events like an initial public offering, or IPO, sale or merger. Share value is based upon the probability-weighted present value of expected future net cash flows, considering each of the possible future events, as well as the rights and preferences of each share class.

        In addition, we also considered an enterprise value allocation method:

  •
  Option-Pricing Method, or OPM.    Under this method, each class of stock is modeled as a call option with a distinct claim on the enterprise value of the company. The option's exercise prices would be based on a comparison with the enterprise value. The method assumes that a formula, such as the Black-Scholes model, would calculate the fair value when provided with certain values, including share price, expiration date, volatility and the risk free interest rate.

        The per share common stock value was estimated by allocating the enterprise value of the company using the OPM method in both February 2013 and February 2014, which determined the common stock value to be $0.15 and $0.15, respectively. The per share common stock value was estimated in June 2014 by allocating our enterprise value using a hybrid allocation method which utilized a combination of both the OPM and PWERM methods, which determined the common stock value to be $0.42.

        In determining the estimated fair value of our common stock, our board of directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the expected time to liquidity. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

        The key subjective factors and assumptions used in our valuations primarily consisted of: (i) the selection of the appropriate market comparable transactions, (ii) the selection of the appropriate comparable publicly traded companies, (iii) the financial forecasts utilized to determine future cash balances and necessary capital requirements, (iv) the probability and timing of the various possible liquidity events, (v) the estimated weighted-average cost of capital and (vi) the discount for lack of marketability of our common stock.

        We granted stock options during the period from January 1, 2013 through June 30, 2014 as summarized below:

Grant Date	Number of Shares Underlying Options Granted	Exercise Price Per Share	Estimated Fair Value of Common Stock Per Share Used to Determine Stock- Based Compensation Expense
January 31, 2013	520,000	$0.15	$0.15
May 15, 2013	17,588,000	$0.15	$0.15
July 10, 2013	445,000	$0.15	$0.15
October 15, 2013	3,418,000	$0.15	$0.15
January 16, 2014	1,484,000	$0.15	$0.15
April 28, 2014	5,038,000	$0.15	$0.42

        At each grant date the board of directors reviewed any recent events and their potential impact on the estimated fair value per share of the common stock. As is provided for in Internal Revenue Code Section 409A, we generally rely on our valuations for up to twelve months unless we have experienced a material event that would have affected the estimated fair value per common share.

        For grants of stock awards made on dates for which there was no valuation performed by an independent valuation specialist, our board of directors determined the fair value of our common stock on the date of grant based upon the immediately preceding valuation and other pertinent information available to it at the time of grant.

        Following the closing of this offering, the fair value of our common stock will be determined based on the closing price of our common stock on the grant date.

Income Tax

        We recognize deferred income taxes for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. We periodically evaluate the positive and negative evidence bearing upon realizability of our deferred tax assets. Based upon the weight of available evidence, which includes our historical operating performance, reported cumulative net losses since inception and difficulty in accurately forecasting our future results, we maintained a full valuation allowance on the net deferred tax assets as of December 31, 2012 and 2013. We intend to maintain a full valuation allowance on the federal, state and foreign deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance.

        As of December 31, 2013, we had federal and state net operating loss carryforwards, or NOLs, of $80.0 million and $40.0 million, respectively, available to offset future taxable income, due to prior period losses, which if not utilized will begin to expire in 2026 and 2016 for federal and state purposes, respectively. We also have federal research tax credit carryforwards that will begin to expire in 2026. Realization of these NOL and research tax credit carryforwards depends on future income, and there is a risk that our existing carryforwards could expire unused and be unavailable to reduce future income tax liabilities, which could materially and adversely affect our results of operations.

        In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, our ability to utilize NOL carryforwards or other tax attributes such as research tax credits, in any taxable year may be limited if we experience, or have experienced, an "ownership change." A Section 382 "ownership change" generally occurs if one or more stockholders or groups of stockholders, who own at least 5% of our stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws.

        No deferred tax assets have been recognized on our balance sheet related to our NOLs and tax credits, as they are fully reserved by a valuation allowance. We may have previously experienced, and may in the future experience, one or more Section 382 "ownership changes," including in connection with our initial public offering. If so, or if we do not generate sufficient taxable income, we may not be able to utilize a material portion of our NOLs and tax credits even if we achieve profitability. If we are limited in our ability to use our NOLs and tax credits in future years in which we have taxable income, we will pay more taxes than if we were able to fully utilize our NOLs and tax credits. This could materially and adversely affect our results of operations.

        We record unrecognized tax benefits as liabilities and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. Our policy is to recognize interest and penalties related to income taxes as a component of income tax expense. No interest and penalties related to income taxes have been recognized in the statements of operations and comprehensive loss in 2012 and 2013.

Allowance for Doubtful Accounts

        We must make estimates of the collectability of accounts receivable. In doing so, we analyze historical bad debt trends, customer credit worthiness, current economic trends and changes in customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance was $6.6 million, net of allowance for doubtful accounts of $0.2 million, as of December 31, 2013.

Components of Results of Operations

Revenue

        Our revenue is generated from sales to two types of customers: hospitals and outpatient medical facilities served through a direct sales force, and third-party distributors. Sales to hospitals and medical facilities represent the majority of our revenue. Product sales to hospitals and medical facilities are billed to and paid by the hospitals as part of their normal payment processes, with payment received by us in the form of an electronic transfer, check or credit card. Product sales to distributors are billed to and paid by the distributors as part of their normal payment processes, with payment received by us in the form of an electronic transfer.

        Revenue from sales of Senza fluctuate based on the selling price of the system, as the sales price of a system varies among jurisdictions, and the mix of sales by jurisdiction. In addition, our revenue may fluctuate based on the ratio of trials to permanent implants. Our revenue from international sales can also be significantly impacted by fluctuations in foreign currency exchange rates, as our sales are denominated in the local currency in the countries that we sell our products in. We expect our revenue to fluctuate from quarter to quarter due to a variety of factors, including seasonality, as we have historically experienced lower sales in the summer months and around the holidays, and the impact of the buying patterns and implant volumes of our hospitals and medical facilities, and third party distributors.

Cost of Revenue

        We utilize contract manufactures for production of Senza. Cost of revenue consists primarily of acquisition costs of the components of Senza, allocated manufacturing overhead, royalty payments, scrap and inventory obsolescence, as well as distribution-related expenses such as logistics and shipping costs, net of costs charged to customers.

        We calculate gross margin as revenue less cost of revenue divided by revenue. Our gross margin has been and will continue to be affected by a variety of factors, primarily by our costs to have our products manufactured for us, the ratio of trials to permanent implants, the period of time between a trial and the related permanent implant, and, to a lesser extent, the percentage of products we sell to distributors as compared to those sold directly to hospitals and medical facilities as our gross margin is typically higher on products we sell directly as compared to products we sell through distributors.

        We expect our gross margin to be positively affected over time to the extent we are successful in reducing manufacturing costs as our sales volume increases. However, our gross margin may fluctuate from period to period.

Operating Expenses

        Our operating expenses consist of research and development, sales, general and administrative expense. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, stock-based compensation, and sales commissions. We expect operating expenses to increase in absolute dollars, as we continue to invest to grow our business.

        Research and Development.    Research and development, or R&D, costs are expensed as incurred. R&D expense consists primarily of personnel costs, including salary, employee benefits and stock-based compensation expenses for our R&D employees. R&D expense also includes costs associated with product design efforts, development prototypes, testing, clinical trial programs and regulatory activities, contractors and consultants, equipment and software to support our development, facilities and information technology. We expect research and development expense to increase in absolute dollars as we continue to develop product enhancements to Senza and develop our HF10 therapy to treat other chronic pain indications, including conducting additional clinical studies. Our R&D expenses may fluctuate from period to period due to the timing and extent of our R&D and clinical trial expenses.

        Sales, General and Administrative.    Sales, general and administrative, or SG&A, expenses consist primarily of personnel costs, including salary, employee benefits and stock-based compensation expenses for our sales and marketing personnel, including sales commissions, and for administrative personnel that support our general operations such as information technology, executive management, financial accounting, customer services and human resources personnel. We expense commissions at the time of the sale. SG&A expense also includes costs attributable to marketing, as well as travel, intellectual property and other legal fees, financial audit fees, insurance, fees for other consulting services, depreciation and facilities.

        In the last 24 months, we significantly increased the size of our sales presence internationally and increased marketing spending to generate sales opportunities. We expect SG&A expenses to significantly increase as we build up our sales and marketing personnel in anticipation of approval and launch of Senza in the United States, to continue to increase the size of our sales and marketing organizations and increase our international presence and to develop and assist our channel partners. We also expect our administrative expenses will increase as we increase our headcount and expand our facility and information technology to support our operations as a public company. Additionally, we anticipate increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and Securities and Exchange Commission requirements, director and officer insurance premiums and investor relations costs associated with being a public company. Our SG&A expenses may fluctuate from period to period due to the seasonality of our revenue and the timing and extent of our SG&A expenses.

Interest Income

        Interest and other income consists primarily of interest income earned on our investments.

Other Income (Expense), Net

        Other income (expense), net consists primarily of the effect of exchange rates on our foreign currency-denominated asset and liability balances. Translation adjustments are recorded as foreign currency gains (losses) in the consolidated statements of operations and comprehensive loss.

Income Tax Expense

        Income tax expense consists primarily of income taxes in foreign jurisdictions in which we conduct business. We maintain a full valuation allowance for deferred tax assets including net operating loss carryforwards and research and development credits and other tax credits.

Consolidated Results of Operations

Comparison of the six months ended June 30, 2013 and 2014

Revenue, Cost of Revenue, Gross Profit and Gross Margin

	Six Months Ended June 30,
(in thousands)	2013	2014	Change
Revenue	$11,106	$14,190	$3,084
Cost of revenue	4,451	5,521	1,070
Gross profit	6,655	8,669	2,014
Gross margin	60%	61%	1%

        Revenue.    In the six months ended June 30, 2014, revenue increased to $14.2 million from $11.1 million in the six months ended June 30, 2013, an increase of $3.1 million, or 28%, due to increased sales as Senza gained increasing acceptance in the markets where it is available.

        Cost of Revenue, Gross Profit and Gross Margin.    Total cost of revenue increased $1.1 million, or 24%, in the six month period ended June 30, 2014 compared to the same period of the prior year primarily due to increased costs to purchase manufactured products of $0.5 million, increased personnel costs of $0.4 million, and increased shipping charges of $0.1 million due to increased sales of products. Gross profit increased $2.0 million, or 30%, to $8.7 million, in the six month period ended June 30, 2014 as compared to the six month period ended June 30, 2013 due to higher sales volume.

Operating Expenses

	Six Months Ended June 30,
	2013		2014
					Change
		% of Total Revenue		% of Total Revenue
(in thousands)	Amount		Amount		Amount
Operating expenses:
Research and development	$11,121	100%	$9,846	69%	$(1,275)
Sales, general and administrative	8,788	79	13,525	95	4,738

Total operating expenses	$19,909	179%	$23,371	164%	$3,463

        Research and Development Expenses.    R&D expense decreased $1.3 million, or 11%, in the six month period ended June 30, 2014 compared to the same period of the prior year, primarily due to the completion of our clinical trial enrollment in February 2013 which resulted in lower clinical trial costs of $2.1 million during the six months ended June 30, 2014 as compared to the prior 2013 period. During the six months ended June 30, 2014 we also had lower development costs of $0.7 million as a result of lower expenses related to our preclinical studies and regulatory costs to prepare our PMA submission as most of those costs were incurred during fiscal 2013. The decrease in clinical and regulatory costs was offset by increases in salary and benefit costs of $1.3 million as we increased headcount during the periods.

        Sales, General and Administrative Expenses.    SG&A expense increased $4.7 million, or 54%, in the six month period ended June 30, 2014 compared to the same period of the prior year, primarily due to an increase in personnel costs of $2.0 million as we increased sales headcount to support growth. We also had an increase in legal and other professional consulting expenses of $1.2 million to support our commercial growth, and travel-related expense increased $0.6 million as a result of travel requirements of our larger sales team and the expansion in foreign markets

Interest Income, Other Income (Expense), Net and Income Tax Expense

	Six Months Ended June 30,
(in thousands)	2013	2014	Change
Interest income	$71	$72	$1
Other income (expense), net	(927)	382	1,309
Income tax	(148)	(237)	89

        Interest Income.    Interest income was relatively constant in both of the six month periods ended June 30.

        Other Income (Expense), Net.    Other income (expense), net was primarily comprised of foreign currency transaction gains and losses and gains and losses from the remeasurement of foreign-denominated balances. During the six month period ended June 30, 2014, we recognized income of $0.4 million, whereas during the prior period in 2013 we recognized a loss of $0.9 million.

        Income Tax Expense.    Income tax expense was $0.1 million and $0.2 million in the six months ended June 30, 2013 and 2014, respectively and was associated with foreign taxes. We continue to generate tax losses for U.S. federal and state tax purposes and have net operating loss carryforwards creating a deferred tax asset. We have a full valuation allowance for our deferred tax assets. The change in income tax expense was due to changes in foreign income taxes on profits realized by our foreign subsidiaries as we expanded internationally.

Comparison of the Years Ended December 31, 2012 and 2013

Revenue, Cost of Revenue, Gross Profit and Gross Margin

	Year Ended December 31,
(in thousands)	2012	2013	Change
Revenue	$18,150	$23,500	$5,350
Cost of revenue	7,527	9,473	1,946
Gross profit	10,623	14,027	3,404
Gross margin	59%	60%	1%

        Revenue.    In the year ended December 31, 2013, revenue increased to $23.5 million from $18.2 million in the prior year, an increase of $5.4 million, or 29%, due to increased acceptance of

Senza in Europe and Australia. We established our international sales operations in 2011, and materially expanded our sales forces in those countries during 2012 and 2013 to support our revenue growth.

        Cost of Revenue, Gross Profit and Gross Margin.    Cost of revenue increased $2.0 million, or 26%, in 2013 as compared to 2012 due to higher costs for manufactured goods of $1.3 million related to the increased production of units due to the increase in sales volume, as well as an increase in our write-off of obsolete inventory of $0.9 million. Gross profit increased $3.4 million, or 32%, to $14.0 million, in the year ended December 31, 2013 as compared to the prior year due to higher sales volume, while our gross profit as a percentage of sales remained essentially the same in each year.

Operating Expenses

	Year Ended December 31,
	2012		2013
					Change
		% of Total Revenue		% of Total Revenue
(in thousands)	Amount		Amount		Amount
Operating expenses:
Research and development	$15,659	86%	$20,345	87%	$4,686
Sales, general and administrative	14,094	78	18,833	80	4,739

Total operating expenses	$29,753	164%	$39,178	167%	$9,425

        Research and Development Expenses.    R&D expense increased $4.7 million, or 30%, in the year ended December 31, 2013 compared to the year ended December 31, 2012, primarily due to an increase in personnel costs of $2.2 million as we increased our headcount to support continued investment in our products, as well as increased external consulting costs of $1.2 million, and an increase in facilities related expenses of $0.6 million. Our clinical trial expenses declined to $3.9 million during 2013 as compared to $6.7 million during 2012 due to the completion of the enrollment in our clinical trial in February 2013. Our development costs increased from $1.7 million during 2012 to $4.5 million during 2013 due to our continued investment in preclinical activities for our products and our preparation of the PMA submission for Senza throughout 2013. We submitted our completed PMA in June 2014 to the FDA.

        Sales, General and Administrative Expenses.    SG&A expense increased $4.7 million, or 34%, in 2013 compared to 2012, primarily due to an increase in personnel costs of $2.8 million as we increased sales and administrative headcount to support growth. Travel-related expense increased $0.9 million and our marketing and promotional expenses increased by $0.4 million as a result of our larger sales team and support for the expansion in foreign markets. In addition our professional consulting expenses increased by $0.6 million during the year ended December 31, 2013 over the comparable period in 2012.

Interest Income, Other Income (Expense), Net and Income Tax Expense

	Year Ended December 31,
(in thousands)	2012	2013	Change
Interest income	$139	$153	$14
Other income (expense), net	186	(654)	(840)
Income tax	(162)	(362)	(200)

        Interest Income.    Interest income increased to $0.2 million during 2013 from $0.1 million during the prior year, primarily due to an increase in our average investment balances during the year.

        Other Income (Expense), Net.    Other income (expense), net was primarily comprised of foreign currency transaction gains and losses and the gains and losses from the remeasurement of foreign-denominated balances to the U.S. dollar. We recorded income of $0.2 million during the year ended December 31, 2012, and a loss of $0.7 million during the same period in 2013.

        Income Tax Expense.    Income tax expense was $0.4 million in 2013, compared to an income tax expense of $0.2 million in 2012. We incur income tax expense primarily due to foreign taxes. We continue to generate tax losses for U.S. federal and state tax purposes and have net operating loss carryforwards creating a deferred tax asset. We have a full valuation allowance for our deferred tax assets. The change in income tax expense was due to changes in foreign income taxes on profits realized by our foreign subsidiaries as we expanded internationally.

Liquidity, Capital Resources and Plan of Operations

        Since our inception through June 30, 2014, we have financed our operations through private placements of preferred stock. At June 30, 2014, we had cash and cash equivalents and investments of $41.6 million. Based on our current operating plan, we expect that our cash on hand, together with the anticipated funds from our operations and this offering, will be sufficient to fund our operations through at least December 31, 2015.

        We expect to incur substantial expenditures in the foreseeable future in connection with the expansion of our U.S. commercial infrastructure and sales force in anticipation of our commercial launch of Senza in the United States. In addition, we intend to make investment in the development of Senza and HF10 therapy for the treatment of other chronic pain conditions, including ongoing research and development programs and clinical trials. In order to build the sales, marketing and distribution infrastructure that we believe will be necessary to commercialize our product in the United States, if approved, we expect to require substantial additional funding.

        We will continue to seek funds through equity or debt financings, or through other sources of financing. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital in the future could have a negative impact on our financial condition and our ability to pursue our business strategies. We anticipate that we will need to raise substantial additional capital, the requirements of which will depend on many factors, including:

  •
  the outcome, timing of, and costs involved in, seeking and obtaining approvals from the FDA and other regulatory authorities, including the potential for the FDA and other regulatory authorities to require that we perform more studies or product tests than we currently expect;

  •
  the scope and timing of our investment in our U.S. commercial infrastructure and sales force;

  •
  the R&D activities we intend to undertake in order to expand the chronic pain indications and product enhancements that we intend to pursue;

  •
  the costs of commercialization activities including product sales, marketing, manufacturing and distribution;

  •
  the degree and rate of market acceptance of Senza;

  •
  the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

  •
  our need to implement additional infrastructure and internal systems;

  •
  our ability to hire additional personnel to support our operations as a public company; and

  •
  the emergence of competing technologies or other adverse market developments.

        If we are unable to raise additional funds when needed, we may be required to delay, reduce, or terminate some or all of our commercial development plans.

Cash Flows

        The following table sets forth the primary sources and uses of cash for each of the periods presented below:

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(22,467)	$(21,095)	$(12,082)	$(15,080)
Investing activities	15,276	(19,899)	(30,542)	19,528
Financing activities	1,532	47,785	47,701	537

Net increase (decrease) in cash	$(5,659)	$6,791	$5,077	$4,985

        Cash Used in Operating Activities.    Net cash used in operating activities for the six months ended June 30, 2013 was $12.1 million compared to $15.1 million for the six months ended June 30, 2014, primarily as a result of the net losses recorded in the periods of $14.3 million and $14.5 million for the six months ended June 30, 2013 and 2014, respectively. The increase in cash used in operations during the six months ended June 30, 2014 was primarily due to changes in our operating assets and liabilities, including an increase in our outstanding prepaid and other assets of $0.6 million and inventories of $1.5 million, offset by an increase of $0.6 million in accrued liabilities, and non-cash stock based compensation expense of $0.8 million. During the six month period ended June 30, 2013, the net cash used in operations was affected by changes in our operating assets and liabilities, including an increase in our inventory balances of $0.9 million, offset by an increase in our accounts payable and accrued liabilities of $1.4 million and non-cash stock based compensation expense of $0.7 million.

        Net cash used in operating activities was $22.5 million and $21.1 million for the years ended December 31, 2012 and 2013, respectively, primarily due to the net losses during the periods of $19.0 million and $26.0 million, respectively. The increase in cash used in operations during the year ended December 31, 2013 was primarily due to changes in our operating assets and liabilities, including a decrease in our outstanding prepaid and other assets of $1.2 million, an increase of $3.1 million in accounts payable and accrued liabilities, and non-cash stock based compensation expense of $1.6 million, which were offset in part by an increase in our accounts receivable balances of $0.7 million and an increase in our inventory balance by $1.6 million. The cash used in operating activities in the year ended December 31, 2012 were affected by changes in operating assets and liabilities, including an increase of $1.7 million in accounts payable and accrued liabilities and non-cash stock based compensation expense of $1.1 million, offset by an increase in our prepaid expenses and other current assets of $1.0 million, an increase in accounts receivable of $2.2 million, and an increase in our inventory balances by $3.6 million.

        Cash Used in Investing Activities.    Investing activities consisted primarily of changes in investment balances, including purchases and maturities of short-term investments. During the six months ended June 30, 2013 we purchased a net $30.5 million of investments, as compared to the six months ended June 30, 2014 when $19.7 million of investments matured. During the year ended December 31, 2012 a total of $15.4 million of investments matured, as compared to the year ended December 31, 2013, when we purchased a net $19.6 million in investments.

        Cash Provided by Financing Activities.    Cash provided by financing activities was $47.7 million for the six months ended June 30, 2013 due to the issuance of $47.7 million in Series C convertible preferred stock to investors, compared to $0.5 million received during the six month period ended June 30, 2014 as a result of exercise of common stock options.

        Cash provided by financing activities was $1.5 million for 2012, compared to $47.8 million for 2013. Cash provided by financing activities for 2012 consisted primarily of proceeds received upon exercise of common stock options. Cash provided by financing activities for 2013 consisted of $47.7 million in net proceeds from the issuance of Series C convertible preferred stock in March 2013 and $0.1 million received upon exercise of common stock options.

Contractual Obligations and Commitments

        We have lease obligations consisting of an operating lease for our principal offices that expires in 2015. The following table summarizes our contractual obligations as of December 31, 2013 (in thousands):

	Payments due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	(in thousands)
Lease obligations	$690	$485	$205	$—	$—

Total	$690	$485	$205	$—	$—

        In February 2014, we entered into a lease agreement for additional office space located in Menlo Park, California for a period beginning in March 1, 2014 through August 31, 2015, with annual payments totalling approximately $142,800. Other than this lease agreement, there have been no material changes to our contractual obligations since December 31, 2013.

Off-Balance Sheet Arrangements

        Through June 30, 2014, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Mayo Foundation License Agreement

        Pursuant to the terms of our license agreement with the Mayo Foundation, we are obligated to issue the Mayo Foundation 500,000 shares of our common stock upon the earlier of (1) FDA approval of our PMA for Senza or (2) the consummation of this offering. We are also obligated to pay a minimal annual royalty of $200,000 per year or, if greater, a low single-digit royalty of net sales of Senza. See Note 5 to our consolidated financial statements for additional information.

Segment Information

        We have one primary business activity and operate as one reportable segment.

JOBS Act Accounting Election

        The Jumpstart our Business Startups Act of 2012, or the JOBS Act, permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Recent Accounting Pronouncements

        In April 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." The ASU amendment changes the requirements for reporting discontinued operations in Subtopic 205-20. The amendment is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2014. Early adoption is permitted for disposals that have not been reported in financial statements previously issued. We will apply the provisions of this ASU to any future transactions after the effective date which qualify for reporting discontinued operations.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU's effective date will be the first quarter of fiscal year 2017 using one of two retrospective application methods. We have not determined the potential effects of this ASU on our consolidated financial statements.

        In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-02). This newly issued accounting standard update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. This ASU is effective for reporting periods beginning after December 15, 2012. We adopted this guidance in the first quarter of 2013 and the adoption of this guidance did not have an impact on our consolidated financial statements.

        In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a Consensus of the FASB Emerging Issues Task Force) (ASU 2013-02). This newly issued accounting standard update requires a liability related to an unrecognized tax benefit to be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. We adopted this guidance in the first quarter of 2014 and the adoption of this guidance did not have an impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

        We are exposed to limited market risk related to fluctuations in interest rates and market prices. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. The primary objective of our investment activities is to preserve our capital to fund our operations.

        We also seek to maximize income from our investments without assuming significant risk. To achieve our objectives, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. As of December 31, 2013, we had cash and cash equivalents of $12.4 million consisting of cash and money market funds and investments of $44.1 million that are deposited in highly rated financial institutions in the United States. We maintained investments in money market funds that were not federally insured during the year ended December 31, 2013 and held cash in foreign banks of approximately $2.0 million and $5.7 million at December 31, 2012 and 2013 that was not federally insured. A portion of our investments may be subject to interest rate risk and could fall in value if market interest rates increase. However, because our investments are primarily short-term in duration, we believe that our exposure to interest rate risk is not significant. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. A hypothetical 1% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Foreign Currency Exchange Risk

        To date, all of our revenue and a portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Australian dollar, the Euro and the United Kingdom pound sterling. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. To date, foreign currency transaction realized gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in currency rates.

        We do not believe that inflation and change in prices had a significant impact on our results of operations for any periods presented in our consolidated financial statements.

BUSINESS

Overview

        We are a medical device company that has developed and commercialized an innovative neuromodulation platform for the treatment of chronic pain. Our Senza system is the only spinal cord stimulation, or SCS, system that delivers our proprietary HF10 therapy. Our SENZA-RCT U.S. pivotal study, a non-inferiority study, met its primary and secondary endpoints, and our post-hoc statistical analysis supports the superiority of HF10 therapy over traditional SCS therapies for treating both leg and back pain. While SCS therapy is indicated and reimbursed for treating back and leg pain, it has limited efficacy in back pain and is utilized primarily for treating leg pain, which has limited its market adoption. In our pivotal study, HF10 therapy was demonstrated to provide significant and sustained back pain relief in addition to leg pain relief. Additionally, HF10 therapy was demonstrated to provide pain relief without paresthesia, a constant tingling sensation that is the basis of traditional SCS therapy. By utilizing anatomical lead placement instead of relying on paresthesia, HF10 therapy is designed to reduce variability in the operating procedure, providing meaningful benefits to both patients and physicians. We believe we are positioned to transform and grow the approximately $1.5 billion existing global SCS market under current reimbursement by treating back pain in addition to leg pain and by eliminating paresthesia. In June 2014, we submitted our premarket approval, or PMA, application to the U.S. Food and Drug Administration, or FDA, for our Senza SCS system, or Senza. We are preparing to commercially launch in the United States by early 2016 if approved by the FDA, but there can be no assurance we will receive FDA approval within this timeframe or at all. Outside of the United States, Senza is indicated for the treatment of chronic intractable pain of the trunk and limbs, is reimbursed under existing SCS codes, and has been commercially available in certain European markets since November 2010 and in Australia since August 2011. We hold 45 issued patents globally and over 100 pending patent applications in the United States and international jurisdictions. Our revenue has increased from $18.2 million for the year ended December 31, 2012 to $23.5 million for the year ended December 31, 2013, with a net loss of $19.0 million and $26.0 million in these periods, respectively. We have a history of significant net losses and we expect to continue to incur losses for the foreseeable future. Due to market penetration in Europe and Australia, we expect that our future revenue growth, if any, will be largely from sales in the U.S. market, if we receive FDA approval for Senza.

        We completed our SENZA-RCT pivotal study in March 2014, which was the first prospective randomized controlled pivotal study in the history of SCS and the first to directly demonstrate comparative effectiveness between SCS therapies. The SENZA-RCT study was designed as a non-inferiority trial comparing HF10 therapy to traditional commercially available SCS therapy and met its primary and secondary endpoints. Although the statistical analysis plan filed with the FDA did not include a superiority analysis, we performed a post-hoc superiority analysis of the clinical results. We believe the results of this study support the safety and effectiveness of Senza and HF10 therapy.

        Key highlights of our SENZA-RCT pivotal study are as follows:

  •
  The SENZA-RCT study results demonstrated the non-inferiority of HF10 therapy to traditional SCS therapy on all primary and secondary endpoints. Additionally, our post-hoc statistical analysis supports the superiority of HF10 therapy over traditional SCS therapy in all primary and secondary endpoints.

  •
  HF10 therapy was nearly twice as successful in treating back pain as traditional SCS therapy, with 84.3% of patients receiving HF10 therapy, as compared to 43.8% of patients receiving traditional SCS therapy, reporting 50% or more pain relief at three months, results that were statistically superior based on our post-hoc analysis.

  •
  HF10 therapy was 1.5 times as successful in treating leg pain as traditional SCS therapy, with 83.1% of patients receiving HF10 therapy, as compared to 55.5% of patients receiving traditional

    SCS therapy, reporting 50% or more pain relief at three months, results that were statistically superior based on our post-hoc analysis.

  •
  HF10 therapy provided a 69.2% reduction in back pain as measured by the Visual Analog Scale, or VAS, versus 44.2% for traditional SCS therapy, at three months, results that were statistically superior based on our post-hoc analysis.

  •
  HF10 therapy provided a 72.8% reduction in leg pain as measured by VAS, versus 51.5% for traditional SCS therapy, at three months, results that were statistically superior based on our post-hoc analysis.

  •
  Our post-hoc statistical analysis supports superior efficacy of HF10 therapy for both back and leg pain at each measurement throughout the 12-month study.

  •
  Patients receiving HF10 therapy did not report paresthesia or uncomfortable stimulation at three months. In comparison, 46.5% of patients receiving traditional SCS therapy reported uncomfortable stimulation at three months.

  •
  Based on our post-hoc analysis, two-thirds of HF10 therapy patients had a VAS pain score of less than or equal to 2.5 on a scale of 0 to 10 for back pain at three months (which we define as achieving remitter status), twice the number of traditional SCS therapy patients, results that were statistically superior.

  •
  Based on our post-hoc analysis, three-fourths of HF10 therapy patients had a VAS pain score of less than or equal to 2.5 on a scale of 0 to 10 for leg pain at three months, twice the number of traditional SCS therapy patients, results that were statistically superior.

  •
  Safety outcomes were consistent across the control and test groups.

        The outcomes for HF10 therapy in our pivotal study are consistent with the outcomes from our European clinical study, the two year results of which have been published in the Pain Medicine journal of the American Academy of Pain Medicine.

        Patients with chronic pain are generally classified by physicians based on the location of their pain, for example whether their worst pain is predominant back, predominant leg, mixed back and leg, upper limb, neck or other. The adoption of SCS to date has been driven primarily by the treatment of patients whose worst pain is in their legs and for whom other treatment approaches have failed. With a primary focus on treating leg pain, the global market for traditional SCS therapy is estimated to be approximately $1.5 billion in 2014 and projected to grow to approximately $1.8 billion in 2017, with the United States comprising approximately 80% of this global market. We believe that broader utilization of traditional SCS therapy has been restrained by the lack of prospective randomized clinical evidence supporting SCS broadly and, in particular, demonstrating an ability to treat back pain. We believe a therapy backed by pivotal clinical evidence showing statistically superior efficacy over traditional SCS therapy and the ability to treat back pain could achieve significant market share and greatly expand the existing SCS market.

        Traditional SCS therapy utilizes low frequency stimulation, typically between 40 Hz and 60 Hz, to generate paresthesia, a constant tingling sensation that overlaps the pain area. Paresthesia is often considered unpleasant or uncomfortable, sometimes causes a shocking or jolting sensation with changes in posture and is a continuous reminder of the patient's chronic condition. Medtronic, a current leader in neuromodulation, released a survey showing that 71% of patients with implantable neuromodulators experienced discomfort when changing position. Compared to traditional SCS therapy, HF10 therapy delivers spinal cord stimulation at a lower amplitude and a higher frequency waveform of 10,000 Hz. HF10 therapy relies on consistent anatomical placement of the stimulation leads across patients, thus reducing procedure variability relative to traditional SCS therapy. Comparatively, traditional SCS therapy requires individualized lead placement by the physician during the implant procedure utilizing paresthesia mapping, an often time-consuming portion of the procedure in which the patient is awakened and queried by the physician as to whether they feel the paresthesia over the site of their pain. Paresthesia mapping is an often cumbersome and variable process, which creates variability in the implant procedure and can greatly impact a physician's schedule. In contrast, HF10 therapy is intended to relieve pain without causing paresthesia, while increasing the predictability of the procedure. We believe the ability of HF10 therapy to deliver pain relief without paresthesia provides a substantial benefit over traditional SCS therapy to patients and physicians.

        We believe our proprietary HF10 therapy has distinct advantages over traditional SCS therapy, including:

  •
  Compelling efficacy data for both leg and back pain.  We believe that the results of our pivotal clinical trial provide compelling efficacy data in back and leg pain that may enable us to gain significant market share in the approximately $1.5 billion existing global SCS market, which is primarily based on treating leg pain. In addition, we believe our efficacy data in back pain will allow us to expand the SCS market under current reimbursement by meeting demand from back pain patients who are largely untreated by traditional SCS therapies.

  •
  Strong global clinical evidence.  We believe the strength of our clinical evidence base supporting HF10 therapy differentiates it from traditional SCS therapies and we expect it to drive adoption among patients, providers and payors through increased referrals and utilization.

  •
  Paresthesia free pain relief for patients.  HF10 therapy does not induce or require paresthesia to provide pain relief. By delivering pain relief without paresthesia, HF10 therapy removes a major barrier for many patients who would otherwise benefit from SCS.

  •
  Anatomical lead placement for physicians.  Since HF10 therapy relies on anatomical lead placement, it removes the cumbersome process of paresthesia mapping that is required by traditional SCS therapy, reducing variability in the operating procedure and offering a significant benefit to both physicians and hospitals by reducing variability of procedures.

  •
  Ability to treat a broader group of chronic pain patients.  We are currently investigating the use of HF10 therapy to treat pre-spinal surgery patients, chronic intractable neck and upper extremity pain and refractory chronic migraine.

        We believe we have built competitive advantages through our proprietary technology, clinical evidence base, strong track record of execution including over 2,500 patients implanted with Senza, and proven management team with a substantial amount of neuromodulation experience. With what we believe are compelling efficacy data for both leg and back pain compared to traditional SCS therapy, we aim to secure U.S. FDA approval, drive adoption in the U.S. market, which represents the largest opportunity in SCS, and expand patient access to HF10 therapy by investing in the development of Senza for new indications.

Market Overview

Chronic Pain

        Chronic pain has been defined by the International Association for the Study of Pain (IASP) as pain that lasts longer than the time required for tissues to heal, which is often defined to be three months. According to a report by the Institute of Medicine, chronic pain is widespread and has seen an increase in prevalence due to aging populations, progress in saving lives after suffering catastrophic injuries, increases in failed surgeries, and greater public understanding of pain. About 1.5 billion people suffer from chronic pain worldwide, including approximately 100 million Americans, which is greater than the sum of patients with heart disease, diabetes and cancer combined. Approximately 10% of chronic pain sufferers have severe disabling pain, which significantly affects their daily activities and quality of life, and is often linked to suicide.

        The back is the most common location of chronic pain, with an estimated 84 million patients in the United States experiencing chronic back pain. Among U.S. adults reporting pain, low back pain was the highest reported location at 28%, followed by knee pain at 20% and severe headache/migraine at 16%. In a study conducted by the University of North Carolina at Chapel Hill and published in 2009, the prevalence of low back pain more than doubled from 1992 to 2006. According to data from users of the Department of Veterans Affairs health system, the annualized increase in prevalence of low back pain is larger than increases in the three other conditions studied, which were depression, diabetes and hypertension. In terms of impact, the annual cost of back pain in the United States is estimated to be $34 billion for treatment, with another $100 billion in lost productivity.

Existing Treatments for Chronic Pain and Limitations

        Patients who present with chronic pain are typically placed on a treatment progression plan. Initial medical management typically includes behavioral modification, exercise, physical therapy, and over-the-counter analgesics and non-steroidal anti-inflammatory drugs. When early stage medical management is not sufficient for the treatment of chronic leg and back pain, patients may progress to interventional techniques including steroid injections or nerve blocks. Patients who do not respond to these more conservative treatments are considered candidates for more advanced therapies.

Spine Surgery

        Spine surgery is a common invasive surgical procedure for the treatment of pain and typically precedes traditional SCS therapy. Despite the possibility of surgical complications, recent data suggests that over 500,000 spinal procedures are performed in the United States every year. Common surgeries include spinal fusion, which involves joining spinal bones to limit movement, and laminectomy, which entails removing part of the bone or ligaments in the back. These surgical procedures often fail to treat certain difficult types of chronic pain, such as severe neuropathic and intractable back pain. Failed Back Surgery Syndrome, or FBSS, is a common outcome of spine surgery where chronic back and/or leg pain continues to persist and affects an estimated 10% to 40% of patients receiving spine surgery. Given the failure rate for spine surgery, FBSS patients make up a significant portion of the addressable patient population for SCS.

Oral Opioids

        Oral opioids are prescription pain medications that suppress the patient's acute perception of pain but lack clinical evidence supporting their long term use to treat chronic pain including back pain. Oral opioids can significantly compromise the patient's quality of life, with patients often reporting being in a "fog" and commonly experiencing side effects such as nausea, vomiting, constipation and dizziness. Less common side effects can include immunologic dysfunction, hormonal dysfunction and muscle rigidity. Oral opioids are also known to present a high risk of addiction. Abuse and accidental overdoses have led to dramatic increases in deaths over the past two decades.

Traditional Spinal Cord Stimulation

        SCS is a type of neuromodulation technology that utilizes an implantable pacemaker-like device to deliver electrical impulses to the spinal cord. Traditional SCS therapy is a long-established pain treatment designed to induce paresthesia, a tingling sensation, that overlaps the distribution of pain with the intent of masking pain perception. The electrical pulses are delivered by small electrodes on leads that are placed near the spinal cord and are connected to a compact, battery-powered generator implanted under the skin. Traditional SCS therapy is currently indicated as a treatment for chronic pain of the trunk and limbs in patients who failed conventional medical management. Traditional SCS therapy is considered to be a minimally invasive, reversible therapy that may provide greater long-term benefits over more invasive surgical approaches or opioids. The most common use for traditional SCS therapy is for neuropathic pain conditions such as FBSS.

        The global SCS market is estimated to be approximately $1.5 billion in 2014 and is expected to grow to approximately $1.8 billion per year by 2017. The United States represents approximately 80% of this global market due in part to governmental reimbursement restraints in international markets. In addition, the addressable market in the United States for potential SCS candidates is estimated to be 1 million patients. We believe that due to factors such as an aging population, and an increasing number of failed back surgeries, the number of candidates for SCS will continue to grow. Despite the sizeable potential market, only approximately 40,000 SCS systems are implanted each year in the United States, representing less than 10% of the addressable U.S. market. According to 2012 IMS data, there are approximately 4,400 facilities in the United States where SCS systems are implanted by a variety of physicians, including neurosurgeons, physiatrists, interventional pain specialists and orthopedic spine surgeons. However, only approximately half of chronic pain patients are considered candidates for traditional SCS therapy. A key reason for this may be the limited evidence supporting efficacy of traditional SCS therapy for back pain. We believe there is an additional opportunity for an SCS therapy that effectively treats back pain that is approximately the size of the existing global SCS market.

        Traditional SCS therapy generally consists of two phases, an evaluation period, also called the trial period, which typically lasts several days, and a permanent implant for those patients who experience a successful trial. The trial period involves a percutaneously placed insulated wire, called a lead, that a physician implants near the spinal cord using a needle. During the trial period, a temporary external system is used by patients and physicians for evaluating whether traditional SCS therapy is effective for the patient. The patient is able to control their stimulation during the trial period by utilizing the patient remote control, which resembles a small television remote control. The remote control allows a patient to turn the therapy on and off, in addition to other functions. If the trial period is successful, a permanent system is implanted in the patient. The success criterion is typically at least 50% reduction in pain during the evaluation period.

        A key part of the permanent system is the Implantable Pulse Generator, or IPG, which is a miniaturized version of the external stimulator. The implant procedure involves connecting the leads to the IPG that is implanted under the skin. The IPG should provide the patient with multiple years of use and can be either rechargeable or non-rechargeable. Primary cell IPGs, or non-rechargeable IPGs, are used in cases where the patient requires a lower level of stimulation and such systems have a limited life. Rechargeable IPGs, a more recent innovation, are more expensive but allow for higher levels of stimulation and can last 10 years or more. Due to payor constraints in certain European countries, the transition from primary cell IPGs to rechargeable IPGs has been slow. In the United States and Australia, most IPGs implanted are rechargeable.

        Traditional SCS products have required paresthesia to provide pain relief, and have focused on ancillary features with incremental benefits. Paresthesia coverage has been used as a surrogate metric for successful pain relief. As such, innovation in the SCS market has historically focused on technologies that optimize traditional SCS therapy's ability to create more precise paresthesia fields or different changes that include smaller IPGs and improved compatibility with magnetic resonance imaging, or MRI. Even with successful paresthesia coverage, patients still may not receive pain relief or often lose pain relief after a period of time.

Limitations of Traditional SCS Therapy

  •
  Limited clinical evidence:  To date, we believe there are only two published prospective randomized SCS studies that provide long-term (at least 12 months) data, both of which focused on leg pain. Neither of these studies was done to support initial regulatory approval of an SCS system. We believe this limited clinical evidence has inhibited market adoption of traditional SCS therapy.

  •
  Lack of evidence supporting efficacy in back pain:  We believe predominant back pain is more difficult to treat with traditional SCS therapy than leg pain due to the reduced ability to achieve and maintain pain coverage in the back. We are not aware of a prospective, randomized clinical trial supporting the efficacy of traditional SCS therapy in treating back pain. The Kumar study is a widely cited study on SCS and focused on patients with predominant leg pain. The study demonstrated a reduction in leg pain over the 24 month study period, while reductions in back pain at six, 12, and 24 month follow-up were not significant when compared to baseline. The average back pain reduction was 13% at 24 months. As a result, back pain patients are usually not recommended for treatment with traditional SCS therapy.

  •
  Paresthesia:  Traditional SCS therapy relies on paresthesia to mask pain with a constant tingling sensation. Paresthesia is often considered unpleasant or uncomfortable, sometimes made worse by a shocking or jolting sensation with changes in posture. Unpleasant sensations can be caused by lead movement closer to the spinal cord or away from it as the patient moves, resulting in variation in paresthesia intensity. Paresthesia is also a constant reminder of the patient's chronic condition. Due to the distraction of paresthesia, patients with traditional SCS devices are instructed not to drive or operate machinery when the device is activated. Medtronic, the current leader in neuromodulation, has released a survey showing that 71% of patients find paresthesia uncomfortable at times.

  •
  Paresthesia mapping:  A crucial part of the traditional SCS procedure is called paresthesia mapping. This mapping process requires a patient to be sedated for the lead placement, then awakened and repeatedly questioned in order for the physician to assess paresthesia coverage over the patient's area of pain and reposition and reprogram the leads to redirect the paresthesia. This process creates variability in the procedure and a complicated anesthesia management process, impacting the physician's schedule and patient comfort. The primary objective of traditional SCS therapy is to create a stimulation program that covers the areas of pain without creating paresthesia beyond the pain areas, given that this can be uncomfortable and difficult to tolerate. In the operating room, the surgical procedure is as follows:

  1.
  The patient is sedated and leads are inserted into the epidural space along the spine with the guidance of fluoroscopy;

  2.
  Sedation is reduced and the patient is awakened;

  3.
  The patient is queried by the physician and verbal feedback is gathered on paresthesia distribution over the pain site. This process can complicate anesthesia management as patients need to be sedated enough to tolerate the manipulation of the leads in the epidural space, but kept conscious enough to be able to interact with the physician to respond to questions about their sensations of pain and paresthesia. Patients are often groggy from the anesthesia and can have difficulty accurately confirming the overlap of the paresthesia with their pain.

  4.
  The leads are repositioned or reprogrammed to redirect paresthesia. This is often a cumbersome and variable process as steps 3 and 4 are repeated as required. Multiple iterations are often required, impacting operating room scheduling efficiency.

Our Solution for Chronic Pain

HF10 Therapy

        Our HF10 therapy is designed to deliver innovative neuromodulation solutions for treating chronic pain based on what we believe to be the best clinical evidence available, which we refer to as evidence-based. By overcoming many of the limitations of traditional SCS therapy, HF10 therapy offers benefits to patients, physicians and hospitals. We believe the advantages of our proprietary HF10 therapy over traditional SCS include:

  •
  Compelling efficacy data for both leg and back pain:  In our SENZA-RCT pivotal study, HF10 therapy was demonstrated to provide significant and sustained back pain relief in addition to leg pain relief. HF10 therapy was shown to be nearly twice as successful in treating back pain and 1.5 times as successful in treating leg pain relative to traditional SCS therapy. We believe that the results of our pivotal clinical trial provide compelling efficacy data in leg and back pain that may enable us to gain significant market share in the approximately $1.5 billion existing global SCS market, which is primarily based on treating leg pain. In addition, we believe our efficacy data in back pain will allow us to expand the SCS market under current reimbursement by meeting demand from back pain patients who are largely untreated by traditional SCS therapies.

  •
  Strong global clinical evidence:  We believe the strength of our clinical evidence base supporting HF10 therapy differentiates it from traditional SCS therapies and we expect it to drive adoption among patients, providers and payors through increased referrals and utilization. Our SENZA-RCT pivotal study included 198 patients across 11 U.S. clinical trial sites and was the first randomized controlled prospective pivotal study in SCS. We believe the results of the SENZA-RCT study, which met all its primary and secondary endpoints, are consistent with and confirmatory of the results from our European Long Term Clinical Study that included 83 patients.

  •
  Paresthesia free pain relief for patients:  HF10 therapy does not induce or require paresthesia to provide pain relief. By delivering pain relief without paresthesia, HF10 therapy removes a major barrier for many patients who would otherwise benefit from SCS therapy. HF10 therapy offers the notable benefit to patients of achieving significant and sustained pain relief without requiring them to endure the uncomfortable shocking or jolting sensations commonly associated with paresthesia.

  •
  Anatomical lead placement for physicians.  Since HF10 therapy relies on anatomical lead placement, it removes the cumbersome process of paresthesia mapping that is required by traditional SCS therapy, reducing variability in the operating procedure and offering a significant benefit to both physicians and hospitals by reducing variability of procedures.

  •
  Ability to treat a broader group of chronic pain patients:  Our HF10 therapy is a platform technology that we believe can provide treatment benefits for a broader group of chronic pain indications. We are currently investigating the use of HF10 therapy to treat pre-spinal surgery patients, chronic intractable neck and upper extremity pain and refractory chronic migraine. Based on analysis from our SENZA-RCT and European studies, we believe HF10 therapy may be an attractive treatment option for some pre-spinal surgery patients without mechanical instability due to its cost, reversibility and initial trial period. Due to the removal of paresthesia, HF10 therapy may overcome the intense discomfort that traditional SCS generates for patients with neck pain when leads are placed in the cervical spine. For chronic migraine patients, HF10 therapy's ability to treat without paresthesia enables cervical lead placement, rather than occipital nerve stimulation which requires lead insertion at the base of the skull under traditional SCS therapy.

Clinical Data

        To support development of our proprietary HF10 therapy, the technology was evaluated in preclinical studies and further studied in prospective clinical trials, all of which have now been published or are pending publication in peer-reviewed journals. The results from the clinical studies have been consistent across studies and across outcome measures. Most notably, in 2014 we completed our prospective, comparative, randomized, controlled U.S. pivotal study, called SENZA-RCT, to support approval of our PMA for Senza.

Clinical Program Overview

Clinical Trial	Number of Patients Enrolled	Clinical Trial Sites	Year Completed	Trial Overview	Status
U.S. Pivotal (SENZA-RCT)	241	11 U.S. sites	2014	One year evaluation of Senza in patients with back and leg pain in the United States	Completed (submitted but not yet accepted for publication in peer reviewed journal)
EU Long-term (Prospective Multicenter European Clinical Study)	83	2 European sites	2013	Two year evaluation of Senza primarily in patients with predominant back pain in Europe	Completed (published in peer reviewed journal: Pain Medicine)
U.S. Feasibility	24	5 U.S. sites	2009	One week evaluation of Senza in patients with predominant back pain in the United States	Completed (published in peer reviewed journal: Neuromodulation)

Key Metrics for Studies

        Statistical significance is denoted by p-values in the figures below for both non-inferiority and our post-hoc superiority analysis. The p-value is the probability that the reported result was achieved purely by chance (i.e., a non-inferiority p-value <0.001 in the Primary Endpoint Results chart means that there is a less than a 0.1% chance that the demonstrated non-inferiority of HF10 therapy in relation to traditional SCS therapy was purely due to chance). The superiority p-value is the probability that the results of the test group are statistically superior to those of the control group (i.e., a between group p-value <0.001 in the Primary Endpoint Results chart means that there is a less than a 0.1% chance that the demonstrated superiority of HF10 therapy in relation to traditional SCS therapy was purely due to chance).

        The performance of SCS therapy is evaluated using a number of commonly used metrics, including the following:

        Visual analog score (VAS): VAS measures a patient's pain intensity on a 0 to 10 scale, with 0 representing no pain and 10 representing the worst pain imaginable. The VAS score is used to calculate changes in patient pain.

        Oswestry Disability Index (ODI): The questionnaire measures the levels of a patient's disability.

U.S. Pivotal Clinical Study (SENZA-RCT)

        Our pivotal study was a prospective, randomized, multi-center study, conducted across 11 U.S. clinical trial sites, comparing the safety and effectiveness of Senza delivering HF10 therapy, which we refer to as the test to Boston Scientific's FDA-approved Precision Plus system, delivering traditional SCS therapy, which we refer to as the control. The study completed enrollment in seven months and study visits took place at one, three, six, nine, and 12 months. Among the 198 chronic pain patients who were randomized for treatments, 171 had a successful therapy evaluation phase, or trial phase, and were implanted with an SCS system. The study was designed as a non-inferiority trial and met its primary and secondary endpoints. The subjects in our pivotal study were evaluated over a 12-month period, which we believe is considered sufficient by clinicians treating patients with chronic pain with SCS therapies to provide long-term efficacy information regarding the therapy. Although the statistical analysis plan filed with the FDA did not include a superiority analysis, we also performed a post-hoc superiority analysis of the clinical results. We believe our post-hoc statistical analysis supports the superior efficacy of HF10 therapy over traditional SCS therapy.

        The following is a graphical representation of the study design:

  Patient analysis population

        The three analysis populations were:

  •
  Intention to Treat (ITT; n=198)—All subjects who met enrollment criteria and received a randomization assignment. Subjects who did not complete a trial or who failed a trial were considered non-responders in this analysis population.

  •
  Per Protocol (PP; n=179)—All randomized subjects who completed a primary endpoint assessment. Subjects who had an unsuccessful SCS trial were considered non-responders in this analysis population.

  •
  Permanent Implant Subsets (PS; n=171)—All randomized subjects who had a successful SCS trial and received a permanent implant.

Primary Endpoint

        The primary endpoint of the study is the percentage of subjects who respond to SCS therapy for back pain in both the test and control groups and do not have a stimulation-related neurological deficit at three months. A non-inferiority analysis was performed to assess the primary endpoint and response was defined as 50% or more back pain relief at three months. Subjects who did not have a successful trial or who experienced a stimulation-related neurological deficit were considered non-responders towards the primary endpoint.

  Primary Endpoint Results

        The chart below shows a comparison of the response rate for each analysis population at the primary endpoint, as measured by the percent of patients who achieved 50% or more back pain reduction according to their VAS score. The results demonstrate that HF10 therapy was nearly twice as successful in each of the three analysis populations in treating back pain at three months when compared to traditional SCS therapy. These results demonstrated non-inferiority, and, additionally, we believe our post-hoc statistical analysis supports the statistical superiority of HF10 therapy over traditional SCS therapy. Finally, the relatively consistent success across all three analysis populations speaks to the robustness of both the study design and results.

        The following figure demonstrates the difference in response rate between the two treatment groups for all three analysis populations. The center point of each confidence interval is the result of subtracting the test arm response rate from the control arm demonstrating the difference between treatment groups. The results are negative because the test response rate is greater than the control response rate. Since the right hash of the confidence interval for all three analysis populations is to the left of the 10% non-inferiority margin, the results for all three analysis populations are considered statistically to be non-inferior. Furthermore since the right hash of the confidence interval for all three analysis populations is to the left of the 0% line, the results for all three analysis populations are considered statistically superior.

Secondary Endpoints

        We used a hierarchical statistical process to assess certain of the secondary endpoints. The study defined seven secondary endpoints to be successively evaluated until non-inferiority was not demonstrated (Per Protocol Population). These secondary endpoints were chosen to complement the primary endpoint responder rate by showing the percent decrease in back and leg pain at three, six and 12 months, as well as disability level at three months. All secondary endpoint analysis on these endpoints demonstrated non-inferiority and our post-hoc statistical analysis supported the superiority of HF10 therapy for all of these endpoints.

        The following figure sets forth the hierarchy of this secondary endpoint analysis:

        In addition to the seven hierarchical secondary endpoints, we evaluated other secondary endpoints, including Back Pain Responder Rate at three and 12 months, paresthesia sensation and safety results.

Secondary Endpoints Results

  Back Pain—Permanent Implant Subset

        The longitudinal back pain VAS scores for each of the three, six and 12 month measurements are presented in the chart appearing on the left below. The percentage change in back pain results, as calculated by change in VAS score from baseline, at the three, six and 12 month measurements is presented in the chart appearing on the right below. We demonstrated non-inferiority based on percentage change from baseline in back pain at the three, six and 12 month measurement points, which were secondary endpoints. Additionally, our post-hoc statistical analysis supports the superiority of HF10 therapy over traditional SCS therapy at the three, six and 12 month follow-up for both the longitudinal VAS score and percent change in back pain measurements. In particular, at 12 months, mean back pain VAS decreased 67% with HF10 therapy compared to a decrease of 44% for traditional SCS therapy.

  Leg Pain—Permanent Implant Subset

        The longitudinal leg pain VAS scores for each of the three, six and 12 month measurements are presented in the chart appearing on the left below. The percentage change in leg pain results, as calculated by change in VAS score from baseline, at the three, six and 12 month measurements are presented in the chart appearing on the right below. We demonstrated non-inferiority based on percentage change from baseline in leg pain at the three, six and 12 month measurement points, which were secondary endpoints. Additionally, our post-hoc statistical analysis supports the superiority of HF10 therapy over traditional SCS therapy at the three, six and 12 month follow-up for both the longitudinal VAS score and percentage change in leg pain measurements. In particular, at 12 months, mean leg pain VAS decreased 70% with HF10 therapy compared to a decrease of 49% for traditional SCS therapy.

  Change in Disability (ODI) at Three Months

        As part of the hierarchical secondary endpoint analysis, we evaluated change in disability, as measured by percentage change in ODI score from baseline to three months. The mean ODI score decreased by 31.5% for subjects receiving HF10 therapy, compared to 24% for subjects receiving traditional SCS therapy (10% non-inferiority p-value: <0.001, post-hoc superiority p-value: 0.042).

  Back Pain Responder Rate

        The chart below presents the secondary endpoint of the back pain responder rate at three and 12 months. The response rate is defined as the percent of patients who achieve 50% or more pain reduction from baseline as measured by VAS score. The following results demonstrate non-inferiority at each of the measurement points for the secondary endpoint and, based on our post-hoc statistical analysis, support the statistical superiority of the response rate of HF10 therapy for treating back pain at each of the three, six and 12 month measurement points over traditional SCS therapy.

Paresthesia Results

        At the three and 12 month time points, subjects were asked to report whether they perceived paresthesia and if so if they general found the stimulation to be uncomfortable. 0% of subjects in the test group reported feeling paresthesia at both three and 12 months, compared to 46.5% and 44.4% of subjects in the control group who reported feeling uncomfortable stimulation at three and 12 months, respectively. No subjects in the test group reported uncomfortable stimulation. The secondary endpoint only considered the response at three months.

Additional Analysis

        In addition to the secondary endpoint analysis in our statistical analysis plan filed with the FDA, we also performed two additional analyses of our pivotal trial results—a leg pain responder rate analysis and a remitter status analysis.

  Leg Pain Responder Rate

        The chart below presents the secondary endpoint of the leg pain responder rate at three and 12 months. The response rate is defined as the percent of patients who achieve 50% or more pain reduction from baseline as measured by VAS score. The following results demonstrate non-inferiority at each of the measurement points for the secondary endpoint and, based on our post-hoc statistical analysis, support the statistical superiority of the response rate of HF10 therapy for treating leg pain at each of the three, six and 12 month measurement points over traditional SCS therapy.

  Remitter Status—Back Pain and Leg Pain

        In the practice of pain management, a VAS score above 4 is generally considered to be the threshold for pharmaceutical intervention such as oral opioids. In analyzing the results of the SENZA-RCT pivotal study, we utilized a more conservative threshold of a VAS score less than or equal to 2.5 to assess the ability of both therapies to provide a level of pain relief that would not impact quality of life and activities of daily living. Patients meeting this criteria were considered to be "remitters." Based on this definition, nearly twice the number of patients receiving HF10 therapy achieved remitter status for both back and leg pain compared to patients receiving traditional SCS therapy, a result that was statistically superior.

Safety Results

        Safety results were consistent between the test and control groups. Study-related serious adverse events, or SAEs, occurred in 4.0% of HF10 therapy subjects (n=4) compared with 7.2% of traditional SCS therapy subjects (n=7; p = 0.37). In addition to the SAEs described above, there were two deaths, one of which was study-related and resulted from a myocardial infarction of a subject randomized to traditional SCS therapy that occurred during the implant procedure. The other death occurred outside the study period and resulted from a malignant hepatic neoplasm. No deaths occurred in the test (HF10 therapy) group. The most common study-related AEs were implant site pain (in 11.9% of HF10 therapy and 10.3% of traditional SCS therapy subjects) and uncomfortable paresthesia (in 11.3% of traditional SCS therapy participants). Lead migration leading to revision occurred in 3.0% of HF10 therapy and 5.2% of traditional SCS therapy participants. Importantly, neurological assessment revealed no stimulation-related neurological deficits in either treatment group. Also, there were no stimulation related SAEs in either arm.

Tertiary Endpoint Analysis

        Per our protocol, we collected data on a number of tertiary endpoints regarding functional outcomes and patient satisfaction. The analysis of these tertiary endpoints support the results from the primary and secondary endpoints, with several demonstrating statistical superiority between HF10 therapy and traditional SCS therapy based on our post-hoc analysis.

Consistency of Results

        We also performed a comparison of the trial results from SENZA-RCT with our European long-term clinical study. This comparison demonstrates consistency of results across these two studies.

        The chart below compares longitudinal back pain, as measured by change in VAS score from baseline of HF10 therapy in SENZA-RCT to our European long-term clinical study at each of the three, six and 12 month measurement points, demonstrating consistency across the results of these two studies.

        The figure below compares the trial-to-implant ratio in SENZA-RCT to that of our European long-term clinical study based on achieving a 50% pain reduction from baseline, as measured by change in VAS score, demonstrating consistency across the results of these two studies.

        In addition, the figure below compares change in disability from baseline to 12 months, as measured by percentage change in ODI score, in SENZA-RCT to that of our European long-term clinical study, demonstrating consistency across the results of these two studies.

Results of Published Prospective Studies

        The following chart sets forth the evidence base for HF10 therapy in light of the history of published prospective studies of SCS therapy for leg and back pain. Traditional SCS therapy performed better in our recent Senza-RCT pivotal study relative to the Kumar Process study, a widely cited study on SCS. This is possibly due to factors such as improvements in technology and patient selection.

        Comparatively the evidence base for HF10 therapy as demonstrated in SENZA-RCT and Van Buyten/Al Kaisy studies stands out along several lines. First, both HF10 therapy studies will have 24-month data which matches the total number of 24-month studies in SCS history (Kumar and North). Second, both HF10 therapy studies are uniquely the first to study and show efficacy in treating back pain as can be seen from the back pain portion of the table below. Third, the efficacy demonstrated in treating leg pain exceeds both the control arm in SENZA-RCT and historical data for treating leg pain per this chart. Finally, the table demonstrates the strength of the overall evidence base for HF10 therapy in both quality and quantity of evidence relative to traditional SCS therapy. This can be seen in terms of number of patients treated, relative efficacy in both back and leg pain and comprehensiveness of results reported.

Studies with minimum six month follow up.

(1)
NA: Not applicable, subjects already implanted
(2)
At follow-up of 16 weeks post implantation
(3)
At follow-up of 2.9±1.1 years
(4)
Trial Success rates are based on the % of patients who had at least 50% reduction in VAS score from baseline at the end of the trial phase
(5)
Response rate defined as % of patients who had at least 50% reduction in VAS score from baseline
(6)
Al-Kaisy, A., Van Buyten, J., Smet, I., Palmisani, S., Pang, D., Smith, T. (2014). Sustained Effectiveness of 10 kHz High-Frequency Spinal Cord Stimulation for Patients with Chronic, Low Back Pain: 24-Month Results of a Prospective Multicenter Study. Pain Medicine 2014; 15: 347-354
(7)
Oakley, J., Krames, E., et al. A New Spinal Cord Stimulation System Effectively Relieves Chronic, Intractable Pain: A Multicenter Prospective Clinical Study. Neuromodulation 2007; Volume 10, Number 3
(8)
Schultz, D., Webster, L., et al. Sensor-Driven Position-Adaptive Spinal Cord Stimulation for Chronic Pain. Pain Physician 2012; 15:1-12
(9)
North RB, Kidd DH, Farrokhi F, Piantadosi SA. Spinal Cord Stimulation Versus Repeated Lumbosacral Spine Surgery for Chronic Pain: A Randomized, Controlled Trial. Neurosurgery 2005;56:98-106.
(10)
Kumar K, Taylor RS, Jacques L, et al. The Effects of Spinal Cord Stimulation in Neuropathic Pain are Sustained:A 24-Month Follow-Up of the Prospective Randomized Controlled Multicenter Trial of the Effectiveness of Spinal Cord Stimulation. Neurosurgery 2008;63:762-70.
(11)
Kumar K, Taylor RS, Jacques L, et al. Spinal Cord Stimulation Versus Conventional Medical Management for Neuropathic Pain: A Multicentre Randomised Controlled Trial in Patients with Failed Back Surgery Syndrome. Pain (200&), doi:10.1016/j.pain2007.07.028

European Long-Term Clinical Study

        The two-year follow up of the European long-term clinical study was completed in 2013. The open label, prospective study was conducted at two sites in Belgium and the United Kingdom. 82 chronic pain patients completed the therapy evaluation phase, or trial phase, for HF10 therapy and 72 were permanently implanted as a result of successful evaluation phase. 65 of these patients were followed to two years.

        Among the patients who went through the evaluation phase, 87% enrolled had predominant back pain, 17% had failed traditional SCS therapy previously, and 19% of the patients did not have prior back surgery. These are difficult-to-treat patients that have been excluded from traditional SCS therapy studies in the past.

        Key safety results:

  •
  No evidence of neurologic deficit or dysfunction attributable to prolonged delivery of HF10 therapy was observed.

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  Investigators reported that adverse events were similar in nature and frequency to those seen with traditional SCS therapy. The most common adverse events were implant site pain, infection and lead migration.

        Key efficacy results:

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  Average back pain VAS was reduced from 8.4 at baseline to 2.8 at 12 months to 3.3 at 24 months. Average leg pain was reduced from 5.4 VAS pain level at baseline to 2.0 at 12 months to 2.3 at 24 months.

  •
  For responder rates, 60% of the implanted patients had at least 50% back pain relief and 71% had at least 50% leg pain relief.

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  Disability as measured by ODI improved by an average of 15 points at 24 months, a clinically and statistically significant improvement.

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  Opioid intake decreased, with 86% of patients taking some form of opioid at baseline, and to 57% at 24 months. The mean dosage of oral morphine equivalents per patient decreased from 84 milligrams per day, or mg/day, at baseline to 27 mg/day at 24 months.

        Other results:

  •
  HF10 therapy did not produce paresthesia.

Pilot Study

        Senza and HF10 therapy offers a favorable safety profile. In an initial caprine histological study of HF10 therapy no stimulation-related damage to any evaluated structures was shown, including dorsal nerve rootlets, connective tissue and spinal cord. These results allowed us to move on to an initial pilot study in humans.

        In the initial pilot study, twenty-four patients with back pain greater than leg pain who were candidates for spinal cord stimulation were trialed at five centers in the United States in a prospective, open label trial. Results showed there was significant improvement from baseline in overall pain scores (8.68 to 2.03, p < 0.001) and back pain scores (8.12 to 1.88, p < 0.001) with Senza. Senza was preferred to the commercially available systems in 21 of 24 patients (88%).

Our Growth Strategy

        Our mission is to be the neuromodulation leader in the treatment of chronic pain by developing innovative, evidence-based solutions. To accomplish this objective we intend to:

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  Secure FDA approval for Senza in the United States:    We completed our SENZA-RCT U.S. pivotal study in March 2014. The study met its primary endpoint and we believe it supports the safety and effectiveness of Senza and HF10 therapy. The FDA accepted for filing our June 2014 PMA for Senza. We are preparing to commercially launch in the United States by early 2016, but there can be no assurance we will receive FDA approval within this timeframe or at all.

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  Communicate what we believe is the compelling clinical efficacy of HF10 therapy to patients, physicians and payors globally:    Given our clinical evidence, we believe we will be able to position our therapy with patients, providers and payors in a differentiated way. The statistical analysis from our U.S. pivotal study support the clinical superiority of HF10 therapy to traditional SCS therapy for treating both leg and back pain. To date, we believe there have been only two other randomized, controlled SCS clinical studies comparing pain treatments. However, these studies only focused on leg pain. Given our pivotal study focused on both back and leg pain in a head-to-head comparison with traditional SCS, if approved, we anticipate being able to differentiate HF10 therapy by communicating its clinical benefits and advantages to patients, physicians and payors.

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  Drive adoption of HF10 therapy through a world-class sales and marketing organization:    We will continue to build our worldwide sales organization consisting of direct sales representatives and a network of distributors and sales agents. In anticipation of FDA regulatory approval in the United States, we expect to recruit, hire and train experienced sales representatives, who will target physician specialties involved in SCS treatment decisions, including neurosurgeons, physiatrists, interventional pain specialists and orthopedic spine surgeons. We expect that our direct sales force will target the approximately 2,400 hospitals and outpatient surgery centers, at which we believe an estimated 90% of SCS procedures in the United States are performed. Our marketing and reimbursement teams intend to drive HF10 therapy adoption through creating awareness and demand among additional stakeholders involved in the SCS treatment decision, including third-party payors, hospitals administrators and patients and their families. We do not believe that any changes will be required to existing patient referral flows or existing coverage and reimbursement policies in order to facilitate adoption in the approximately $1.2 billion existing U.S. SCS market. Internationally, we plan to increase coverage of our target markets through an expansion of our existing direct sales force or our network of distributors and sales agents.

  •
  Expand the existing SCS market by treating back pain:    We believe we can significantly expand the existing SCS market by delivering a system that can provide meaningful treatment to the chronic back pain patient population. We believe there is an additional opportunity for an SCS therapy that effectively treats back pain that is approximately the size of the existing global SCS market. With traditional SCS therapy, patients who experience predominant back pain are associated with lower levels of treatment success. Consequently, predominant back pain patients are typically not recommended for treatment with traditional SCS therapy due to the difficulty of achieving and maintaining pain coverage. We believe HF10 therapy is positioned to expand the existing SCS market by effectively treating back pain in addition to leg pain.

  •
  Develop HF10 therapy for use in other chronic pain indications:    We plan to use our platform technology to develop HF10 therapy for use in other chronic pain indications with significant unmet medical need, including chronic intractable neck and upper extremity pain, refractory chronic migraine and pre-spinal surgery patients.

  •
  Invest in research and development to drive innovation:    We are extending our novel and proprietary technologies into a series of product enhancements with the goal of improving the treatment of chronic pain. Product enhancements in development include a next-generation IPG, full body MRI compatibility and paddle leads. We believe these innovative enhancements will drive continued adoption of our technology platform and further validate the advantages and benefits of our HF10 therapy.

  •
  Scale our business to achieve cost and production efficiencies:    We plan to improve the efficiency of our third-party manufacturing process, which we believe will lower our per unit manufacturing cost. We expect to scale our manufacturing operations as we commercialize Senza in the United States following FDA regulatory approval.

Our Senza System

        Senza is designed to create electrical impulses from 2 Hz to 10 kHz, including our proprietary HF10 therapy, which allows for pain relief without paresthesia. HF10 therapy delivers proprietary waveforms at 10 kHz pulse rate with a statistically driven and clinically verified programming algorithm.

        Senza, similar to other commercially available SCS systems, consists of leads, a trial stimulator, an implantable pulse generator, or IPG, surgical tools, a clinician laptop programmer, a patient remote control, and a mobile charger. These components enable physicians to implant the leads and the IPG, and patients to operate the system.

        Leads:    The leads are thin, insulated medical wires that conduct electrical pulses from the IPG to near the spinal cord. Senza uses percutaneous leads, which can be inserted to the epidural space minimally invasively through a needle. The leads are cylindrical, flexible and steerable, and are offered in different lengths.

        Trial Stimulator:    The trial stimulator contains electronics that deliver electrical pulses to the lead. It is an external device that is worn around the waist during the evaluation period that typically lasts several days. It is powered by batteries.

        Implantable Pulse Generator (IPG):    The IPG contains a rechargeable battery and electronics that deliver electrical pulses to the lead. It has 16 output channels and can connect to one or two leads. It is a programmable device and can deliver customized programs for each patient. The IPG is rechargeable and is placed surgically under the skin, usually above the buttock or the abdomen. The Senza SCS system is CE Marked and has "at least 10 year battery life" as indicated in its CE label.

        Surgical Tools:    Surgical tools include percutaneous insertion needles that are used to introduce the lead into the epidural space, a variety of stylets that give physicians the ability to steer and deliver the lead to the desired location, anchors to secure the leads, and tunneling tools that provide access from the lead insertion site to the location of the IPG.

        Programmer:    The clinician laptop programmer contains proprietary software that allows customized programming of the IPG. It can non-invasively interrogate the IPG and transmit programming information and download diagnostic information.

        Patient Remote Control:    The patient remote control is a handheld device that allows patients to turn their stimulation on and off and change programs.

        Charger:    The charger recharges the IPG from outside the body. To charge, the charging coil of the charger is placed over the location of the IPG and then initiated by pushing a button on the charger. The charger is mobile and can be worn around the waist using a belt when charging is needed, so that the patient can perform various tasks while charging. Charging sessions are usually performed daily and are expected to average approximately 45 minutes a day.

Growth Opportunities

        Senza is a platform technology. We believe that our platform will have applications in other pain indications, and we are actively investigating some of these opportunities.

Pre-Spinal Surgery

        One of the most common uses for SCS is for neuropathic pain conditions such as FBSS. The incidence of patients that will develop FBSS following lumbar spinal surgery is estimated to be within the range of 10% to 40%. With the increasing number of spinal surgeries in the United States, FBSS is also increasing. While there is a clear need for spinal surgery in many patients, given the high rate of FBSS there is a potential for SCS to move up the treatment progression ahead of spinal surgery for some patients without mechanical instability. HF10 therapy could provide an attractive treatment option for these patients due to its cost, reversibility and initial trial period. In subset analysis of pre-spinal surgery patients from our SENZA-RCT and European studies, we found a decrease in back pain VAS scores from 7.2 to 2.5 (12 months, n=11) and 8.1 to 3.4 (24 months, n=14), respectively, as well as a decrease in leg pain VAS scores from 7.1 to 2.3 (12 months, n=11) and 5.9 to 2.8 (24 months, n=14) respectively. We have an ongoing feasibility study in this indication.

Chronic Intractable Neck and Upper Extremity Pain

        Chronic neck pain with or without upper extremity pain is prevalent in 48% of women and 38% of men in the general adult population, with persistent complaints in 22% of women and 16% of men. Multiple treatments currently exist in the market today, such as epidural injections, but there is a lack of clinically efficacious treatments. In addition, there has been a very small body of evidence published on the application of SCS in chronic neck pain and upper extremity pain by placing the leads in the cervical spine. The evidence has suggested promising therapeutic response when traditional SCS therapy is used, but the paresthesia in the cervical spine associated with traditional SCS therapy can create intolerable discomfort, limiting its viability. We believe Senza can overcome this barrier due to its ability to deliver pain relief without paresthesia. We have an ongoing feasibility study in this indication.

Refractory Chronic Migraine

        Chronic migraine is a widespread and debilitating disorder affecting 2% of the general population. Chronic migraine patients have greater than 15 headache-days per four week period lasting more than 3 months. Conventional treatments often include non-steroidal anti-inflammatory drugs, triptans, ergots, acetaminophens, opioids and botox as well as other therapies. Despite all of these pharmacologics, many patients do not respond to these therapies. Recognizing the opportunity and the potential for HF10 therapy to address this unmet need, we have begun to investigate this indication through feasibility studies. The benefit of HF10 therapy in this indication as opposed to traditional SCS therapy in chronic migraine is the treatment of patients without paresthesia through cervical lead placement, rather than occipital nerve stimulation which requires lead insertion at the base of the skull. We have an ongoing feasibility study in this indication.

Third-Party Coverage and Reimbursement

        In the United States, the primary purchasers of Senza are hospitals and outpatient surgery centers. These purchasers bill various third-party payors, such as Medicare, Medicaid and private health insurance plans for the healthcare services associated with the SCS procedure. Government agencies and private payors determine whether to provide coverage for specific procedures. We believe that SCS procedures using Senza, if approved, would be adequately described by existing CPT, HCPCS II, and ICD-9-CM codes for the implantation of spinal cord stimulators and related leads performed in various sites of care. Medicare reimbursement rates for the same or similar procedures vary due to geographic location, nature of facility in which the procedure is performed (i.e., hospital outpatient department or outpatient surgery centers) and other factors. Although private payors' coverage policies and reimbursement rates tend to vary, the Medicare program is increasingly used as a model for how private payors and other governmental payors develop their coverage and reimbursement policies for healthcare items and services, including SCS procedures. Outside the United States, reimbursement levels vary significantly by country, and by region within some countries. Reimbursement is obtained from a variety of sources, including government-sponsored and private health insurance plans, and combinations of both. Some countries will require us to gather additional clinical data before recognizing granting broader coverage and reimbursement for our products. It is our intent to complete the requisite clinical studies and obtain coverage and reimbursement approval beyond what we have today in countries where it makes economic sense to do so.

Product Development

        Our objective is to continue to improve patient outcomes and further expand patient access to HF10 therapy through enhancements to Senza and the development of new indications. Research and development expenses were $15.7 million and $20.3 million, for the years ended December 31, 2012 and December 31, 2013, respectively.

        Since the launch of the initial Senza system, we have introduced a number of new product enhancements. These include a short-tip version of the lead, new lengths of the lead, an active anchor with improved performance over silicon anchors, second generation active anchor with smaller volume, lead adaptors that allow use of competitor leads already implanted in patients, second generation clinician programmer software, second generation IPG with improved shape and head-MRI compatibility. We also expect to continue developing enhancements to Senza to further increase performance and introduce new benefits including next generation IPGs and leads and improved MRI compatibility.

Sales and Marketing

United States

        We do not currently have a direct sales organization in the United States. In anticipation of FDA regulatory approval, we expect to recruit, hire and train a direct sales force in the United States, who will target physician specialties involved in SCS treatment decisions, including neurosurgeons, physiatrists, interventional pain specialists and orthopedic spine surgeons. We plan to target approximately 2,400 hospitals and outpatient surgery centers at which we believe an estimated 90% of SCS procedures are performed in the United States. In addition, our commercial team plans to create awareness and demand for Senza among additional stakeholders involved in the SCS treatment decision, including third-party payors, hospitals administrators and SCS patients and their families. We also intend to develop a product support team in order to provide ongoing support to physicians for the use of Senza.

International

        We sell Senza in Europe and Australia through a combination of our direct sales force and a network of sales agents and independent distributors. We began our direct sales operations in the United Kingdom in 2010 and to date have expanded our direct sales operations to Austria, Australia, Belgium, Germany, Luxembourg, Sweden and Switzerland. We utilize sales agents and independent distributors to sell in an additional eight countries. During the six months ended June 30, 2014, one customer, Joymed BV, accounted for approximately 11% of our revenue. Joymed is the exclusive distributor of Senza in the Netherlands.

Competition

        We compete in the SCS market for chronic pain. We also compete with spine surgeries, in particular re-surgeries. Currently, our major competitors are Medtronic, Boston Scientific and St. Jude Medical, who have obtained regulatory approval for SCS systems. We believe that the primary competitive factors in the market are:

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  Sales force experience and access

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  Company brand recognition

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  Product support and service

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  Effective marketing and education

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  Technological innovation, product enhancements and speed of innovation

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  Pricing and reimbursement

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  Published clinical efficacy data

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  Product reliability, safety and durability

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  Ease of use

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  Clinical research leadership

        Many of our competitors have greater capital resources, more established operations, longer commercial histories and more extensive relationships with physicians. They also have a wider product offerings within neuromodulation and in other product categories, providing them with greater supplier power and with more opportunities to interact with stakeholders involved in purchasing decisions. We also face competition to recruit and retain qualified sales and other personnel.

        We expect our competitors to launch new products and release additional clinical evidence within the next few years. We understand that St. Jude Medical is currently working on a U.S. pivotal study, SUNBurst, to gain approval for its burst stimulation technology, intended for chronic pain relief with minimal paresthesia. Medtronic is performing randomized clinical studies to collect data on existing SCS products for back pain. We believe that Boston Scientific has commenced recruiting patients for a randomized clinical trial of a high-frequency SCS therapy. Boston Scientific is also expected to introduce incremental product enhancements such as a reduction in the size of the IPG, new accessories and improved MRI compatibility labeling.

Intellectual Property

        We actively seek to protect the intellectual property and proprietary technology that we believe is important to our business, which includes seeking and maintaining patents covering our technology and products, proprietary processes and any other inventions that are commercially or strategically important to the development of our business. We also rely upon trademarks to build and maintain the integrity of our brand, and we seek to protect the confidentiality of trade secrets that may be important to the development of our business. For more information, please see "Risk factors—Risks Related to Intellectual Property."

Patents, Trademarks and Proprietary Technology

        As of August 4, 2014, we owned 45 issued patents globally, of which 32 were issued U.S. patents, 8 were issued Australian patents, 4 were issued European patents, and one was an issued Chinese patent. As of August 4, 2014, we held 110 patent applications pending globally, of which 56 were patent applications pending in the United States, and 54 were patent applications pending across Europe, Australia, Canada, Japan, China, and Korea. We also have an exclusive license from the Mayo Foundation to one U.S. issued patent and two U.S. pending patent applications. Our issued U.S. patents are projected to expire between 2028 and 2032.

        As of August 4, 2014, our trademark portfolio contained 13 trademark registrations, 4 of which were U.S. trademark registrations, as well as 17 pending U.S. trademark applications and 7 pending foreign trademark applications.

        The term of individual patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. We cannot assure you that patents will be issued from any of our pending applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection for our technology. Notwithstanding the scope of the patent protection available to us, a competitor could develop treatment methods or devices that are not covered by our patents. Furthermore, numerous U.S. and foreign issued patents and patent applications owned by third parties exist in the fields in which we are developing products. Because patent applications can take many years to issue, there may be applications unknown to us, which applications may later result in issued patents that our existing or future products or proprietary technologies may be alleged to infringe.

        There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. In the future, we may need to engage in litigation to enforce patents issued or licensed to us, to protect our trade secrets or know-how, to defend against claims of infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Litigation could be costly and could divert our attention from other functions and responsibilities. Adverse determinations in litigation could subject us to significant liabilities to third parties, could require us to seek licenses from third parties and could prevent us from manufacturing, selling or using Senza, any of which could severely harm our business.

        We also rely upon trade secrets, know-how and continuing technological innovation, and may rely upon licensing opportunities in the future, to develop and maintain our competitive position. We seek to protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have access to proprietary information, under which they are bound to assign to us inventions made during the term of their employment.

The Mayo License

        In October 2006, we entered into a license agreement, or the Mayo License, with the Venturi Group, LLC, or VGL, and the Mayo Foundation for Medical Education and Research, or the Mayo Foundation, pursuant to which the Mayo Foundation committed to confer with us exclusively to develop products for the treatment of autonomic and peripheral nervous system disorders, including pain, using devices to modulate nerve signaling, and non-exclusively to test such devices, and VGL committed to confer with us non-exclusively to develop such devices, and exclusively to test such devices. These commitments to confer expired in January 2011. We were granted a worldwide license to make, use, sell, offer for sale, and import products incorporating or using the know-how developed for and provided to us by the Mayo Foundation or VGL in the course of such development and testing activities, exclusively for product development and non-exclusively for product testing. We were also granted an exclusive worldwide license under certain patents and patent applications, including any patent applications or issued patents claiming inventions that arose out of the device development and testing activities conducted on our behalf by the Mayo Foundation or VGL pursuant to the agreement, to develop, make, use, sell, offer for sale, and import products covered by the licensed patents or patent applications. As of August 5, 2014, two issued patents were covered by the Mayo License. These two patents expire in 2027 and 2028, respectively.

        Pursuant to the Mayo License, we are obligated to pay royalties to the Mayo Foundation, on a country-by-country and product-by-product basis, based on a percentage of net sales of licensed products in the low single digits, subject to reduction under certain circumstances. Our obligation to pay royalties commences upon the first commercial sale of a licensed product in a particular country and expires, on a country-by-country and product-by-product basis, in the case of products covered by a licensed patent or patent application upon the expiration of the last valid claim covering such product in such country, and in the case of any other licensed product, upon the fifth anniversary of the first commercial sale of such product in such country. We are obligated to pay Mayo a double-digit percentage of any sublicensing revenue we receive from any sublicensees during the term of the Mayo License. In addition, we are obligated to issue the Mayo Foundation 500,000 shares of our common stock upon the earlier of (1) FDA approval of our PMA for Senza or (2) the consummation of this offering. We are also required under the Mayo License to use commercially reasonable efforts to research, develop and commercialize licensed products.

        The Mayo License terminates upon the expiration (1) the last to expire of the licensed patents or (2) our obligation to pay royalties, whichever is later. We, the Mayo Foundation or VGL may terminate the Mayo License upon 60 days' notice of a party's material breach if such breach remains uncured after such 60-day period. In the event of termination as a result of our material breach, all licenses to the licensed patents will terminate, and our licenses to the know-how provided to us by the Mayo Foundation or VGL in the course of the development and testing activities will become non-exclusive. We do not believe a termination of the Mayo License would have a material adverse impact on our ability to develop, market and sell Senza. In the event that we terminate the Mayo License for breach by either the Mayo Foundation or VGL, all licenses to licensed patents continue, our license to the licensed know-how shall become non-exclusive and our obligation to pay royalties on net sales of licensed products shall be reduced by half. The Mayo Foundation or VGL may also terminate in the event of our insolvency.

Manufacturing and Supply

        We rely upon third-party suppliers for the manufacture and assembly of our Senza SCS system and its components, some of which are single- or sole-sources of the relevant product component. We have not yet identified and qualified second-source replacements for many of our critical single-source suppliers. Thus, in the event that our relationship with any of our single- or sole-source suppliers terminates in the future, we may have difficulty maintaining sufficient production of our products at the standards we require. Where practicable, we are currently seeking, or intending to seek, second-source manufacturers for our single-source components. We believe that existing third-party facilities will be adequate to meet our current and anticipated manufacturing needs. We do not currently plan to manufacture the Senza SCS system components ourselves.

        We believe our manufacturing operations, and those of our suppliers, are in compliance with regulations mandated by the FDA. Manufacturing facilities that produce medical devices or their component parts intended for distribution world-wide are subject to regulation and periodic unannounced inspection by the FDA and other domestic and international regulatory agencies. In the United States, we are required to manufacture any products that we sell in compliance with the FDA's Quality System Regulation, or QSR, which covers the methods used in, and the facilities used for, the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. The FDA inspected our facilities in October 2012 and April 2013. In each instance, we received a Form FDA 483 with one inspectional observation. We implemented corrective actions and responded to each of the observations and, as of the date of this prospectus, the FDA has not taken any further actions with respect to these inspections. In international markets, we are required to obtain and maintain various quality assurance and quality management certifications. We have obtained the following international certifications: Quality Management System ISO13485, Full Quality Assurance Certification for the design and manufacture of spinal cord stimulator systems and accessories and a Design Examination certificate for Implantable Pulse Generator and Accessories. We are required to demonstrate continuing compliance with applicable regulatory requirements to maintain these certifications and will continue to be periodically inspected by international regulatory authorities for certification purposes.

        We believe that our most significant supply contracts are as follows:

Pro-Tech Design and Manufacturing

        In July 2014, we entered into a new supply agreement with Pro-Tech Design and Manufacturing, Inc., or Pro-Tech, pursuant to which Pro-Tech, as a single-source supplier, conducts the inspection, labeling, packaging and sterilization of our Senza SCS system. Our supply agreement is scheduled to expire in July 2019, unless terminated earlier. We may terminate the agreement without cause upon six months' prior written notice, and Pro-Tech may terminate without cause upon 18 months' prior written notice. In addition, we and Pro-Tech have the right to terminate the agreement upon 30 days' prior written notice in the event of the other party's material breach that remains uncured at the end of such 30-day period.

Stellar Technologies

        On July 1, 2009, we entered into a manufacturing agreement with Stellar Technologies, Inc., or Stellar, our single-source supplier of our percutaneous leads and percutaneous lead extenders for our neurological stimulator products.

        Our agreement with Stellar had an initial term of five years, after which the agreement automatically renews for successive one-year terms unless either party provides written notice of intent not to renew at least 30 days before the expiration of the then-current term. On June 30, 2014, the agreement's initial term expired, and the agreement automatically renewed for the first time. We may terminate the agreement at will upon 30 days' written notice, and Stellar may terminate at will upon six months' written notice. We may also terminate the agreement if Stellar is unable to perform its obligations under the agreement for 60 days or more, or if Stellar is unwilling to perform its obligations under the agreement and does not cure such defect within 60 days' of our providing written notice to cure. Stellar may terminate the agreement in the event of our default of certain specified obligations, including our payment obligations, material violation of a warranty or law, our material breach, and our insolvency.

CCC Supply Agreement

        We rely upon C.C.C. Del Uruguay S.A., or CCC, as our single-source manufacturer of our IPG. In April 2012, we entered into a supply agreement with CCC, later amended in March 2013, pursuant to which CCC has agreed to manufacture this component at its manufacturing facility in Montevideo, Uruguay. Pursuant to the agreement, if we issue orders for products in quantities of at a least a specified number of units, CCC may not develop, manufacture, distribute, or sell any high-frequency IPGs to any entity other than us. Pursuant to the agreement, CCC must cooperate with us to provide any assistance necessary to enable a second-source supplier to manufacture our products in the same manner as CCC.

        Our supply agreement with CCC is scheduled to expire in March 2015, after which the agreement will automatically renew for successive one-year terms unless we or CCC provide written notice of intent not to renew at least 90 days' prior to the end of the then-current term. Either we or CCC may terminate the agreement immediately upon written notice in the event the other party's acquisition or termination of its business operations; material breach of the agreement that is not cured with 60 days of the other party's notice of such breach; or bankruptcy or insolvency.

EaglePicher Medical Power Supply Agreement

        In April 2009, we entered into a product supply and development agreement with EaglePicher Medical Power LLC, or EaglePicher, our single-source supplier of the batteries and related products for our IPG. Pursuant to the agreement, EaglePicher must use its best efforts to supply these batteries and related products in sufficient quantity to meet our demand. The agreement also provides that, upon our written request, EaglePicher will conduct development of a modified version of these products to our specifications, if we so desire.

        The initial term of our supply agreement with EaglePicher expired in November 2010, and the term has been automatically renewing for successive one-year periods and, unless terminated otherwise, shall continue to renew until we or EaglePicher provide written notice of intent not to renew at least 60 days prior to the end of the then-current term. We or EaglePicher may terminate the agreement for convenience upon three months' prior written notice. In addition, we or EaglePicher may terminate upon 60 days' written notice in the event of the other party's material breach or an action indicating bankruptcy or insolvency, if such breach or condition is not cured within such 60-day period. We also have the right to terminate the agreement in the event that a specified percentage of products received fail to meet our specifications, such failure is not cured within six months and such failure is at least partially the fault of EaglePicher.

Other Key Suppliers

        We also have other key suppliers, including some sole-source suppliers, for certain of our components, with whom we do not have agreements.

Product Liability and Insurance

        The manufacture and sale of our products subjects us to the risk of financial exposure to product liability claims. Our products are used in situations in which there is a risk of serious injury or death. We carry insurance policies which we believe to be customary for similar companies in our industry. We cannot assure you that these policies will be sufficient to cover all or substantially all losses that we experience.

        We endeavor to maintain executive and organization liability insurance in a form and with aggregate coverage limits that we believe are adequate for our business purposes, but our coverage limits may prove not to be adequate in some circumstances.

Government Regulations

United States

        Our products and operations are subject to extensive and rigorous regulation by the U.S. Food and Drug Administration, or FDA, under the Federal Food, Drug, and Cosmetic Act, or FFDCA, and its implementing regulations, guidances, and standards. The FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, promotion, distribution, and production of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. The FDA also regulates the export of medical devices manufactured in the United States to international markets. Any violations of these laws and regulations could result in a material adverse effect on our business, financial condition and results of operations. In addition, if there is a change in law, regulation or judicial interpretation, we may be required to change our business practices, which could have a material adverse effect on our business, financial condition and results of operations.

        Under the FFDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness.

        Class I devices are those for which safety and effectiveness can be assured by adherence to FDA's "general controls" for medical devices, which include compliance with the applicable portions of the FDA's Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below.

        Class II devices are subject to FDA's general controls, and any other "special controls" deemed necessary by FDA to ensure the safety and effectiveness of the device. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification procedure, though certain Class II devices are exempt from this premarket review process. When a 510(k) is required, the manufacturer must submit to the FDA a premarket notification submission demonstrating that the device is "substantially equivalent" to a legally marketed device, which in some cases may require submission of clinical data. Unless a specific exemption applies, 510(k) premarket notification submissions are subject to user fees. If the FDA determines that the device, or its intended use, is not substantially equivalent to a legally marketed device, the FDA will place the device, or the particular use of the device, into Class III, and the device sponsor must then fulfill much more rigorous premarketing requirements.

        A Class III product is a product which has a new intended use or utilizes advanced technology that is not substantially equivalent to that of a legally marketed device. The safety and effectiveness of Class III devices cannot be assured solely by general or special controls. These devices almost always require formal clinical studies to demonstrate safety and effectiveness.

        Submission and FDA approval of a premarket approval, or PMA, application is required before marketing of a Class III device can proceed. As with 510(k) submissions, unless subject to an exemption, PMA submissions are subject to user fees. The PMA process is much more demanding than the 510(k) premarket notification process. A PMA application, which is intended to demonstrate that the device is safe and effective, must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA application, once the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will formally accept the application for review. The FDA, by statute and by regulation, has 180-days to review an "accepted" PMA application, although the review of an application more often occurs over a significantly longer period of time, and can take up to several years. In approving a PMA application or clearing a 510(k) application, the FDA may also require some form of post-market surveillance when necessary to protect the public health or to provide additional safety and effectiveness data for the device. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients.

PMA Approval

        The Senza SCS system is a Class III device subject to review and approval through the PMA pathway. PMA applications must be supported by, among other things, valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA's satisfaction the safety and effectiveness of the device. A PMA application must also include, among other things, a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling.

        The FDA has 45 days from its receipt of a PMA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. During this review period, the FDA may request additional information or clarification of information already provided. In addition, the FDA will conduct a pre-approval inspection of the applicant and/or its third-party manufacturers' or suppliers' manufacturing facility or facilities to ensure compliance with the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures.

        The timing of FDA review of an initial PMA application can vary substantially and, in some cases, require several years to complete. The FDA can delay, limit, or deny approval of a PMA application for many reasons, including:

  •
  it is not demonstrated that there is reasonable assurance that the device is safe or effective under the conditions of use prescribed, recommended, or suggested in the proposed labeling;

  •
  the data from preclinical studies and clinical trials may be insufficient; and

  •
  the manufacturing process, methods, controls, or facilities used for the manufacture, processing, packing, or installation of the device do not meet applicable requirements.

        If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. If the FDA's evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and the data is then submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

        Approval by the FDA of new PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data.

Clinical Studies

        When FDA approval of a Class I, Class II or Class III device requires human clinical trials, and if the device presents a "significant risk" to human health, the device sponsor is required to file an investigational device exemption, or IDE, application with the FDA and obtain IDE approval prior to commencing the human clinical trial. If the device is considered a "non-significant risk," IDE submission to FDA is not required. Instead, only approval from the Institutional Review Board, or IRB, overseeing the investigation at each clinical trial site is required. Human clinical studies are generally required in connection with approval of Class III devices and may be required for Class I and II devices. The FDA or the IRB at each institution at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk.

Continuing Regulation

        After FDA permits a device to enter commercial distribution, numerous regulatory requirements apply. These include: compliance with the QSR, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process; labeling regulations; the FDA's general prohibition against promoting products for unapproved or "off-label" uses; the reports of Corrections and Removals regulation, which requires manufacturers to report recalls and field actions to the FDA if initiated to reduce a risk of health posed by the device or to remedy a violation of the FDC Act; and the Medical Device Reporting, or MDR, regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to reoccur. Manufacturers are also required to register and list their devices with the FDA, based on which the FDA will conduct inspections to ensure continued compliance with applicable regulatory requirements.

        The FDA has broad post-market and regulatory and enforcement powers. Failure to comply with the applicable U.S. medical device regulatory requirements could result in, among other things, warning letters; fines; injunctions; consent decrees; civil penalties; repairs replacements or refunds; recalls, corrections or seizures of products; total or partial suspension of production; the FDA's refusal to grant future premarket clearances or approvals; withdrawals or suspensions of current product applications; and criminal prosecution. If any of these events were to occur, they could have a material adverse effect on our business, financial condition and results of operations.

International

        Our international sales are subject to regulatory requirements in the countries in which our products are sold. The regulatory review process varies from country to country and may in some cases require the submission of clinical data. In addition, the FDA must be notified of, or approve the export to certain countries of devices that require a PMA, and not yet approved in the United States.

        In the European Economic Area, or EEA (which is comprised of the 28 Member States of the EU plus Norway, Liechtenstein and Iceland), we need to comply with the requirements of the EU Active Implantable Medical Devices Directive or AIMDD, and appropriately affix the CE Mark on our products to attest to such compliance. To achieve compliance, our products must meet the "Essential Requirements" laid down in Annex I of the AIMDD relating to safety and performance. To demonstrate compliance with the Essential Requirements and obtain the right to affix the CE mark we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by a competent authority of an EEA country to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body would audit and examine the Technical File and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the Essential Requirements. This Certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity. The assessment of the conformity of Senza has been certified by our Notified Body ((the British Standards Institution or BSI).

        As a general rule, demonstration of conformity of medical devices and their manufacturers with the Essential Requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use and that the known and foreseeable risks, and that any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. This assessment must be based on clinical data, which can be obtained from (1) clinical studies conducted on the devices being assessed, (2) scientific literature from similar devices whose equivalence with the assessed device can be demonstrated or (3) both clinical studies and scientific literature. With respect to active implantable medical devices or Class III devices, the manufacturer must conduct clinical studies to obtain the required clinical data, unless reliance on existing clinical data from equivalent devices can be justified. The conduct of clinical studies in the EEA is governed by detailed regulatory obligations. These may include the requirement of prior authorization by the competent authorities of the country in which the study takes place and the requirement to obtain a positive opinion from a competent Ethics Committee. This process can be expensive and time-consuming. Additionally, Senza must continue to comply with the requirements of certain EU Directives.

        We are subject to continued surveillance by our Notified Body and will be required to report any serious adverse incidents to the appropriate authorities. We also must comply with additional requirements of individual countries in which our products are marketed.

        The assessment of the conformity of Senza with the AIMDD and the R&TTE (Radio and Telecommunications Terminal) Directive has been certified by our Notified Body (the British Standards Institution or BSI).

        In September 2012, the European Commission published proposals for the revision of the EU regulatory framework for medical devices. The proposal would replace the Medical Devices Directive and the Active Implantable Medical Devices Directive with a new regulation (the Medical Devices Regulation). Unlike the Directives that must be implemented into national laws, the Regulation would be directly applicable in all EEA Member States and so is intended to eliminate current national differences in regulation of medical devices.

        In October 2013, the European Parliament approved a package of reforms to the European Commission's proposals. Under the revised proposals, only designated "special notified bodies" would be entitled to conduct conformity assessments of high-risk devices, such as active implantable devices. These special notified bodies will need to notify the European Commission when they receive an application for a conformity assessment for a new high-risk device. The European Commission will then forward the notification and the accompanying documents on the device to the Medical Devices Coordination Group, or MDCG, (a new, yet to be created, body chaired by the European Commission, and representatives of Member States) for an opinion. These new procedures may result in the re-assessment of our existing medical devices, or a longer or more burdensome assessment of our new products.

        If adopted, the Medical Devices Regulation is expected to enter into force in 2015 and become applicable three years thereafter. In its current form it would, among other things, also impose additional reporting requirements on manufacturers of high risk medical devices, impose an obligation on manufacturers to appoint a "qualified person" responsible for regulatory compliance, and provide for more strict clinical evidence requirements.

Other Regulations

        We are also subject to healthcare fraud and abuse regulation in the jurisdictions in which we will conduct our business. These laws include, without limitation, applicable anti-kickback, false claims, physician sunshine and patient privacy and security laws and regulations.

        Anti-Kickback Statute:    The federal Anti-Kickback Statute prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. The federal Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. The term "remuneration" includes kickbacks, bribes, or rebates and also has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. There are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution under the federal Anti-Kickback Statute. These statutory exceptions and safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they may not be prosecuted under the federal Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more applicable statutory exceptions or safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy all requirements of an applicable safe harbor may result in increased scrutiny by government enforcement authorities and will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Further, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act which is discussed below. Penalties for violations of the Anti-Kickback Statute include, but are not limited to, criminal, civil and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from Medicare, Medicaid and other federal healthcare programs, and the curtailment or restructuring of operations.

        Federal Civil False Claims Act:    The federal civil False Claims Act prohibits, among other things, persons or entities from knowingly presenting or causing to be presented a false or fraudulent claim to, or the knowing use of false statements to obtain payment from or approval by, the federal government. In addition, private individuals have the ability to bring actions under the civil False Claims Act in the name of the government alleging false and fraudulent claims presented to or paid by the government (or other violations of the statutes) and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in the healthcare industry in recent years. Manufacturers can be held liable under these laws if they are deemed to "cause" the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. Penalties for a federal civil False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim, the potential for exclusion from participation in federal healthcare programs and criminal liability. The majority of states also have statutes or regulations similar to the federal Anti-Kickback and False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

        Health Insurance Portability and Accountability Act of 1996:    The federal Health Insurance Portability and Accountability Act, or HIPAA, created several new federal crimes, including healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

        In addition, HIPAA and its implementing regulations established uniform standards for certain covered entities, which are healthcare providers, health plans and healthcare clearinghouses, as well as their business associates, governing the conduct of specified electronic healthcare transactions and protecting the security and privacy of protected health information. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH created four new tiers of civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA and HITECH.

        EU Data Protection Directive:    We are subject to laws and regulations in non-U.S. countries covering data privacy and the protection of health-related and other personal information. EU member states and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. For example, the EU Data Protection Directive, as implemented into national laws by the EU member states, imposes strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. Failing to comply with these laws could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results. A proposal for an EU Data Protection Regulation, intended to replace the current EU Data Protection Directive, is currently under consideration and, if adopted, could lead to additional and stricter requirements and penalties in the event of non-compliance.

        The Federal Physician Payments Sunshine Act:    The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with certain exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to "payments or other transfers of value" made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and to report annually to CMS certain ownership and investment interests held by physicians and their immediate family members. Certain states also require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, require pharmaceutical companies to comply with the industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources.

        Healthcare Reform:    In March 2010 the Affordable Care Act was signed into law, which has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the medical device industry. The Affordable Care Act impacted existing government healthcare programs and resulted in the development of new programs. The Affordable Care Act's provisions of importance include, but are not limited to, a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions, effective January 1, 2013.

        The full impact of the ACA, as well as other laws and reform measures that may be proposed and adopted in the future, remains uncertain, but may continue the downward pressure on medical device pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs, which could have a material adverse effect on our business operations.

        The Foreign Corrupt Practices Act:    The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

        The UK Bribery Act.    The UK Bribery Act prohibits giving, offering, or promising bribes to any person, including non-UK government officials and private persons, as well as requesting, agreeing to receive, or accepting bribes from any person. In addition, under the UK Bribery Act, companies which carry on a business or part of a business in the UK, as we do, may be held liable for bribes given, offered or promised to any person, including non-UK government officials and private persons, by employees and persons associated with the company in order to obtain or retain business or a business advantage for the company. Liability is strict, with no element of a corrupt state of mind, but a defense of having in place adequate procedures designed to prevent bribery is available. Furthermore, under the UK Bribery Act there is no exception for facilitation payments.

Facilities

        Our corporate headquarters and research and development facilities are located in Menlo Park, California, where we lease and occupy approximately 17,600 square feet of office and laboratory space. The current term of our lease expires in July 2015. We also lease office space in Switzerland and a small warehouse space in Menlo Park, California. We believe our current facilities will be adequate and suitable for our operations for the foreseeable future.

Employees

        As of June 30, 2014, we had 114 employees globally. We believe the success of our business will depend, in part, on our ability to attract and retain qualified personnel. We are committed to developing our employees and providing them with opportunities to contribute to our growth and success. Our employees are not subject to a collective bargaining agreement, and we believe that we have good relations with our employees.

Legal Proceedings

        We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. However, we may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to a medical device business. These matters may include product liability, intellectual property, employment, and other general claims. Regardless of outcome, litigation can have an adverse impact on us because defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors, as of June 30, 2014:

Name	Age	Position(s)
Executive Officers
Michael DeMane	58	Chairman of the Board and Chief Executive Officer
Rami Elghandour	35	President
Andrew H. Galligan	58	Vice President of Finance, Chief Financial Officer
Significant Employees
David Caraway, M.D., Ph.D.	57	Chief Medical Officer
Michael Enxing	48	Vice President of Sales and Marketing
Bradford E. Gliner	49	Vice President, Clinical & Regulatory
Tamara F. Rook	42	Vice President, Health Economics & Reimbursement
Balakrishnan Shankar	48	Vice President, Operations
Andre Walker	50	Senior Vice President, Research & Development
Non-Employee Directors
Ali Behbahani, M.D.	38	Director
Peter T. Bisgaard	40	Director
Frank Fischer	72	Director
Wilfred E. Jaeger, M.D.	58	Director
Shawn McCormick	49	Director
Nathan Pliam, M.D.	62	Director

(1)
Member of the audit committee.
(2)
Member of the compensation committee.
(3)
Member of the nominating and corporate governance committee.

Executive Officers

        Michael DeMane joined us in March 2011 and serves as our Chairman of the Board and Chief Executive Officer. Mr. DeMane continuously served on the board of directors of several private companies from June 2010 to March 2011. From March 2009 to June 2010, Mr. DeMane served as a Senior Advisor to Thomas, McNerney & Partners, a healthcare venture firm. Mr. DeMane served as the Chief Operating Officer of Medtronic, Inc. from August 2007 to April 2008. Prior to his COO role, Mr. DeMane served at Medtronic Inc. as Senior Vice President from May 2007 to August 2007, Senior Vice President and President: Europe, Canada, Latin America and Emerging Markets from August 2005 to May 2007, Senior Vice President and President: Spinal, ENT and Navigation from February 2002 to August 2005, and President, Spinal from January 2000 to February 2002. Prior to that, he was President at Interbody Technologies, a division of Medtronic Sofamor Danek, Inc., from June 1998 to December 1999. From April 1996 to June 1998, Mr. DeMane served at Smith & Nephew Pty. Ltd. as Managing Director, Australia and New Zealand, after a series of research and development and general management positions with Smith & Nephew Inc. Mr. DeMane earned a B.S. in Chemistry from St. Lawrence University and an M.S. in bioengineering from Clemson University. We believe that Mr. DeMane is qualified to serve on our board of directors due to his investment experience, strategic leadership track record, service on other boards of directors of companies in the healthcare industry and his service as our chief executive officer.

        Rami Elghandour joined us in October 2012, has served as our Chief Business Officer and currently serves as our President. From September 2008 to October 2012, Mr. Elghandour managed investments for Johnson & Johnson Development Corporation, or JJDC, where he led several investments and served on the board of directors of a number of private companies, including our board of directors. Additionally, he led strategic initiatives in the development and management of JJDC's portfolio. From 2001 to 2006, Mr. Elghandour worked for Advanced Neuromodulation Systems, Inc. (acquired by St. Jude Medical, Inc.), a medical device company, where he led firmware design and development on several implantable neurostimulators. Mr. Elghandour received an M.B.A. from the Wharton School of the University of Pennsylvania and a B.S. in Electrical and Computer Engineering from Rutgers University School of Engineering.

        Andrew H. Galligan has served as our Vice President of Finance and Chief Financial Officer since May 2010. From February 2009 to July 2010, Mr. Galligan served as Vice President of Finance and Chief Financial Officer at OOMA, a consumer electronics manufacturer and VOIP service provider. From 2007 to 2008, Mr. Galligan served as Vice President of Finance and CFO of Reliant Technologies, Inc. (later acquired by Solta Medical, Inc.), a medical device company. Mr. Galligan has also held the top financial executive position at several other medical device companies and began his career in various financial positions at KPMG and Raychem Corp. Mr. Galligan currently serves on the board of directors of DiaDexus, Inc., a public medical diagnostics company. Mr. Galligan received a degree in Business Studies from Trinity College in Dublin, Ireland and is also a Fellow of the Institute of Chartered Accountants in Ireland.

Significant Employees

        David Caraway, M.D., Ph.D. has served as our Chief Medical Officer since April 2014. Before joining Nevro, from 2001 to May 2014, Dr. Caraway was the CEO of The Center for Pain Relief, Tri-State, L.L.C., in partnership with St. Mary's Regional Medical Center in Huntington, West Virginia. Dr. Caraway has maintained an active medical practice for over 20 years and has held leadership positions in the North American Neuromodulation and the American Society of Interventional Pain Physicians. As a nationally recognized expert in the treatment of chronic pain, he has lectured regionally, nationally and internationally in the field of Interventional Pain Medicine and authored numerous publications in this field. Dr. Caraway received a B.S. in chemical engineering from the University of Virginia School of Engineering, an M.D. from the University of Virginia School of Medicine and a Ph.D. in biophysics from the University of Virginia Graduate School of Arts and Sciences. He also received post-graduate training in anesthesiology and pain management from the University of Virginia. Dr. Caraway is board certified by the American Board of Anesthesiology.

        Michael Enxing has served as our Vice President of Sales and Marketing since December 2012. From 2009 to December 2012, Mr. Enxing served as Vice President of Vertos Medical Inc., a medical device company. From 1990 to 2009, Mr. Enxing held various executive positions at Cardiovascular Systems, Inc. (f/k/a Cardio Vascular Solutions (CSI)), a medical device company, Advanced Neuromodulation Systems, Inc. (acquired by St. Jude Medical, Inc.), a medical device company, Stryker Corporation, a medical technology company, and Tecnol Medical Products, Inc. (acquired by Kimberly Clark), a medical device company. Mr. Enxing is a graduate of Iowa State University with a B.S. in Communications and focus in business administration.

        Bradford E. Gliner has served as our Vice President of Clinical and Regulatory Affairs since May 2011. From 2008 to May 2011, Mr. Gliner was President and CEO at MitoGuard Neuroscience, Inc., a photobiomodulation medical device company. From 1999 to 2008, Mr. Gliner was Vice President of Research at Northstar Neuroscience, Inc., a medical device company, where he led research on numerous neuromodulation applications. From 1992 to 1999, Mr. Gliner was also a co-founder of

Heartstream, Inc. (acquired by Koninklijke Philips Electronics NV), a medical device company that manufactures and markets automatic external defibrillators. Mr. Gliner received a B.S. in Electrical Engineering from the University of Illinois and a M.S. in Biomedical Engineering from Johns Hopkins University in Maryland.

        Tamara F. Rook has served as our Vice President, Health Economics & Reimbursement since September 2013. From June 2012 to August 2013, Ms. Rook was the Vice President of Reimbursement at Vertos Medical Inc., a medical device company, where she focused on gaining market access for an emerging therapy. From 2006 to June 2012, Ms. Rook worked in the neuromodulation space with Medtronic, Inc. and from 2004 to 2006 she worked at Cyberonics, Inc. where she was focused on managing patient access and initiating coverage for new indications. Ms. Rook received a Master of Business Administration from the University of Houston and a B.A. in Public Administration from Texas State University.

        Balakrishnan Shankar has served as our Vice President of Operations since March 2014. From 2008 to 2014, Mr. Shankar held a variety of leadership positions at St. Jude Medical, Inc. with responsibility for the development and manufacturing its implantable pacemakers and defibrillators, including Vice President, Neurotechnology Development from October 2013 to March 2014, Vice President of Software Development from April 2012 to September 2013, Vice President of Operations from January 2010 to March 2012 and Division Director, Operations from October 2008 to December 2009. Mr. Shankar received a B.S. in Electrical Engineering from the Indian Institute of Technology and an M.S. in Biomedical Engineering from Johns Hopkins University.

        Andre Walker has served as our Senior Vice President, Research & Development since February 2007. From 1999 to 2007, Mr. Walker was Vice President of R&D at St. Jude Medical, Inc., responsible for the development of its implantable Defibrillators and Pacemaker products. Mr. Walker has also held leadership positions at Siemens Pacesetter, Inc., a medical device company, and Zilog, Inc., a consumer semiconductor manufacturer. Mr. Walker holds a M.S. in Electrical Engineering from the Industrial University of the State in Hasselt, Belgium.

Non-Employee Directors

        Ali Behbahani, M.D. has served on our board of directors since September 2014. Dr. Behbahani joined New Enterprise Associates, Inc., or NEA, in 2007 and is a Partner on the healthcare team. Prior to joining NEA, Dr. Behbahani worked as a consultant in business development at The Medicines Company, a specialty pharmaceutical company developing acute care cardiovascular products. Dr. Behbahani previously held positions as a venture associate at Morgan Stanley Venture Partners and as a healthcare investment banking analyst at Lehman Brothers. He conducted basic science research in the fields of viral fusion inhibition and structural proteomics at the National Institutes of Health and at Duke University. Dr. Behbahani currently serves on the board of directors of several private companies. Dr. Behbahani holds an M.D. from The University of Pennsylvania School of Medicine, an M.B.A. from The University of Pennsylvania Wharton School and a B.A. in Biomedical Engineering, Electrical Engineering and Chemistry from Duke University. We believe that Dr. Behbahani is qualified to serve on our board of directors due to his experience in the life science industry and his investment experience.

        Peter T. Bisgaard has served as a member of our board of directors since February 2013. Mr. Bisgaard is currently employed as a Partner with Novo Ventures (US) Inc., which provides consultancy services to Novo A/S, a Danish limited liability company that manages investments and financial assets. He joined Novo Ventures (US) Inc. in 2009. From 2001 to 2009, Mr. Bisgaard was employed as a Partner of Novo A/S. From 1998 to 2001, Mr. Bisgaard was employed with McKinsey & Co., a management consulting firm, where he focused on strategy development, mergers, acquisitions and alliances in various industries. Mr. Bisgaard is a member of the board of directors of Alder BioPharmaceuticals, Inc. and Chairman of the Board of Otonomy, Inc.. Alder and Otonomy are

both publicly traded clinical-stage biopharmaceutical companies. Further, Mr. Bisgaard is on the board of numerous private medtech and biotech companies. Mr. Bisgaard holds a MSc from the Technical University of Denmark and was awarded a post graduate degree in Mathematical Modeling in Economics by the European Consortium for Mathematics in the Industry. We believe Mr. Bisgaard is qualified to serve on our board of directors because of his strong financial expertise, extensive industry experience, his experience of serving on the board of directors for several biopharmaceutical and medtech companies, and his experience with venture capital investments.

        Frank Fischer has served on our board of directors since October 2012. Mr. Fischer joined NeuroPace, Inc., a privately held developer of treatment devices for neurological disorders, in 2000 and currently serves as its President and Chief Executive Officer. From May 1998 to September 1999, Mr. Fischer was President, Chief Executive Officer and a director of Heartport, Inc., a formerly publicly traded cardiac surgery company (later acquired by Johnson & Johnson in 2001). From 1987 to 1997, Mr. Fischer served as President and Chief Executive Officer of Ventritex, Inc., a publicly traded designer, developer, manufacturer and marketer of implantable defibrillators and related products for the treatment of ventricular tachycardia and ventricular fibrillation, which was acquired by St. Jude Medical in 1997. Mr. Fischer currently serves on the board of directors of several privately held companies. Mr. Fischer received a B.S. in Mechanical Engineering and a M.S. in Management from Rensselaer Polytechnic Institute. We believe that Mr. Fischer is qualified to serve on our board of directors due to his operational experience in the life science industry.

        Wilfred E. Jaeger, M.D. has served on our board of directors since January 2012. Dr. Jaeger cofounded Three Arch Partners in 1993 and has served as a Partner and Managing Member since that time. Prior to co-founding Three Arch Partners, Dr. Jaeger was a general partner at Schroder Ventures. Dr. Jaeger currently serves on the board of directors of Concert Pharmaceuticals, Inc., a public clinical stage biopharmaceutical company, Threshold Pharmaceuticals, Inc., a public pharmaceutical company, as well as numerous private companies. Dr. Jaeger received a B.S. in Biology from the University of British Columbia, an M.D. from the University of British Columbia School of Medicine and an M.B.A from the Stanford Graduate School of Business. We believe that Dr. Jaeger is qualified to serve on our board of directors due to his investment experience, strategic leadership track record and service on other boards of directors of life sciences companies.

        Shawn T. McCormick has served on our board of directors since September 2014. Mr. McCormick currently serves as Chief Financial Officer of Tornier N.V., a public medical device company, a position that he has held since September 2012. From April 2011 to February 2012, Mr. McCormick was Chief Operating Officer of Lutonix, Inc., a medical device company acquired by C. R. Bard, Inc. in December 2011. From January 2009 to July 2010, Mr. McCormick served as Senior Vice President and Chief Financial Officer of ev3 Inc., a public endovascular device company acquired by Covidien plc in July 2010. From May 2008 to January 2009, Mr. McCormick served as Vice President, Corporate Development at Medtronic, Inc., a public medical device company, where he was responsible for leading Medtronic's worldwide business development activities. From 2007 to 2008, Mr. McCormick served as Vice President, Corporate Technology and New Ventures of Medtronic. From 2002 to 2007, Mr. McCormick was Vice President, Finance for Medtronic's Spinal, Biologics and Navigation business. Prior to that, Mr. McCormick held various other positions with Medtronic, including Corporate Development Director, Principal Corporate Development Associate, Manager, Financial Analysis, Senior Financial Analyst and Senior Auditor. Prior to joining Medtronic, he spent four years with the public accounting firm KPMG Peat Marwick. Mr. McCormick earned his M.B.A. from the University of Minnesota's Carlson School of Management and his B.S. in Accounting from Arizona State University. He is a Certified Public Accountant. We believe that Mr. McCormick is qualified to serve on our board of directors due to his financial expertise and operational experience in the medical device industry.

        Nathan Pliam, M.D. has served on our board of directors since October 2009. Dr. Pliam joined Bay City Capital LLC in January 2007 and has served as a Venture Partner since that time. Since

December 2011, Dr. Pliam has also been a Venture Partner at Decheng Capital, a Bay City Capital co-sponsored, Shanghai-based venture fund focused on life sciences investments relevant to the Chinese market. He is a co-founder of Ketai Medical Device Ltd, a China-based orthopedic implant company. Dr. Pliam currently serves on the board of directors of numerous private companies. Dr. Pliam received a B.A. in German literature at the University of California, Berkeley, and the Georg August Universite in Gattingen, Germany, an M.D. from Dartmouth Medical School and a Ph.D. from the University of California, San Francisco. We believe that Dr. Pliam is qualified to serve on our board of directors due to his investment experience, strategic leadership track record and service on other boards of directors of companies in the healthcare industry.

Board Composition

Director Independence

        Our board of directors currently consists of six members. Our board of directors has determined that all of our directors, other than Mr. DeMane, qualify as "independent" directors in accordance with the New York Stock Exchange listing requirements. Mr. DeMane is not considered independent because he is an employee of Nevro. The New York Stock Exchange independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by New York Stock Exchange rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

        In accordance with our amended and restated certificate of incorporation to be in effect prior to the consummation of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the consummation of this offering, our directors will be divided among the three classes as follows:

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  the Class I directors will be        ,        and        , and their terms will expire at the annual meeting of stockholders to be held in 2015;

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  the Class II directors will be        ,         and        , and their terms will expire at the annual meeting of stockholders to be held in 2016; and

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  the Class III directors will be        ,         and        , and their terms will expire at the annual meeting of stockholders to be held in 2017.

        Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

Voting Arrangements

        The election of the members of our board of directors is governed by the amended and restated stockholders agreement, as amended, that we entered into with certain holders of our common stock and certain holders of our convertible preferred stock and the related provisions of our amended and restated certificate of incorporation. Pursuant to the stockholders agreement and these provisions, the following individuals have been designated to serve on our board of directors:

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  one (1) individual designated by Bay City Capital Fund IV, L.P., for which Dr. Pliam has been designated;

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  one (1) individual designated by Three Arch Partners IV, L.P., for which Dr. Jaeger has been designated;

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  one (1) individual designated by JJDC, which is not currently designated;

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  one (1) individual designated by Novo A/S, for which Mr. Bisgaard has been designated;

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  one (1) individual designated by NEA, for which Dr. Behbahani has been designated;

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  one (1) independent director, who shall be acceptable to each of the directors appointed by Johnson & Johnson Development Corporation and Novo A/S, for which Mr. Fischer has been designated; and

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  the remaining one (1) director shall be the current chief executive officer, currently Mr. DeMane.

        The holders of our common stock and convertible preferred stock who are parties to our stockholders agreement are obligated to vote for such designees indicated above. The provisions of this stockholders agreement will terminate upon the consummation of this offering and our certificate of incorporation will be amended and restated, after which there will be no further contractual obligations or charter provisions regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Leadership Structure of the Board

        Our bylaws and corporate governance guidelines will provide our board of directors with flexibility to combine or separate the positions of chairman of the board of directors and Chief Executive Officer and/or the implementation of a lead director in accordance with its determination that utilizing one or the other structure would be in the best interests of our company. Mr. Fischer currently serves as the Chairman of our board of directors. In that role, Mr. Fischer presides over the executive sessions of the board of directors in which Mr. DeMane does not participate and serves as a liaison to Mr. DeMane and management on behalf of the board of directors.

        Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

        Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

        Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and governance committee monitors the effectiveness of our corporate governance guidelines and considers and approves or disapproves any related-persons transactions. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Audit Committee

        Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

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  appoints our independent registered public accounting firm;

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  evaluates the independent registered public accounting firm's qualifications, independence and performance;

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  determines the engagement of the independent registered public accounting firm;

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  reviews and approves the scope of the annual audit and the audit fee;

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  discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

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  approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

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  monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law;

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  is responsible for reviewing our financial statements and our management's discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

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  reviews our critical accounting policies and estimates; and

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  annually reviews the audit committee charter and the committee's performance.

        The current members of our audit committee are Messrs.         and        . Mr.         serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the New York Stock Exchange. Our board of directors has determined that Mr.         is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the New York Stock Exchange. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board of directors has determined that each of Messrs.          and        are independent under the applicable rules of the New York Stock Exchange. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the New York Stock Exchange.

Compensation Committee

        Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and recommends corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and recommends to our board of directors the compensation of these officers based on such evaluations. The compensation committee also recommends to our board of directors the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter. The current members of our compensation committee are Drs. Behbahani, Jaeger and Pliam and Messrs. Fischer and Bisgaard. We expect that after this offering our compensation committee will be composed of            and that            will serve as the chairman of the committee. Each of the members of our compensation committee is and will be independent under the applicable rules and regulations of the New York Stock Exchange and is and will be a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act and an "outside director" as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m). The compensation committee operates under a written charter that satisfies the applicable standards of the SEC and the New York Stock Exchange.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The current members of our nominating and corporate governance committee are Messrs.             and            . Mr.             serves as the chairman of the committee. Each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of the New York Stock Exchange relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter that satisfies the applicable standards of the SEC and the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

        During 2013, our compensation committee consisted of Drs. Jaeger and Pliam and Mr. Fischer and former director, John Nehra. None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.

Board Diversity

        Upon consummation of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

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  personal and professional integrity;

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  ethics and values;

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  experience in corporate management, such as serving as an officer or former officer of a publicly held company;

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  experience in the industries in which we compete;

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  experience as a board member or executive officer of another publicly held company;

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  diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

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  conflicts of interest; and

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  practical and mature business judgment.

        Currently, our board of directors evaluates, and following the consummation of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

        In connection with this offering, our board of directors intends to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the consummation of this offering, the code of business conduct and ethics will be available on our website at www.nevro.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The reference to our web address does not constitute incorporation by reference of the information contained at or available through our website.

Limitation on Liability and Indemnification Matters

        Our amended and restated certificate of incorporation, which will become effective prior to the consummation of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

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  any breach of the director's duty of loyalty to us or our stockholders;

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  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

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  any transaction from which the director derived an improper personal benefit.

        Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective prior to the consummation of this offering, provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage.

Director Compensation

        In 2013, we did not pay cash compensation to our non-employee directors. However, we reimburse our non-employee directors for travel and other necessary business expenses incurred in the performance of their services for us. In addition, in May 2013, we granted Mr. Fischer an option to purchase 423,000 shares of our common stock for an exercise price per share of $0.15, which represented the fair market value of a share of our common stock on the date of grant. Mr. Fischer's option was fully exercisable on the date of grant and vests as to 1/48th of the shares underlying the option on each monthly anniversary of the date of grant, such that the shares subject to the option will be fully vested on the fourth anniversary of the date of grant, subject to the director continuing to provide services to us through each such vesting date.

        The following table summarizes the total compensation earned during the year ended December 31, 2013 for our non-employee directors.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	Total ($)
Peter T. Bisgaard	—	—	—
Michael Chuisano(2)	—	—	—
Frank Fischer	—	45,473	45,473
Wilfred E. Jaeger, M.D.	—	—	—
John M. Nehra	—	—	—
Nathan Pliam, M.D.	—	—	—

(1)
Amounts shown represents the grant date fair value of options granted during 2013 as calculated in accordance with ASC Topic 718. See Note 7 of the consolidated financial statements included in this registration statement for the assumptions used in calculating this amount. As of December 31, 2013, Mr. Fischer held options covering an aggregate of 1,416,000 shares of our common stock. None of our other non-employee directors held any option or stock awards.
(2)
Mr. Chuisano resigned from our board in 2014.

        In September 2014, our board of directors approved a compensation policy for our non-employee directors to be effective in connection with the consummation of this offering, or the Post-IPO Director Compensation Program. Pursuant to the Post-IPO Director Compensation Program, our non-employee directors will receive cash compensation, paid quarterly in arrears, as follows:

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  Each non-employee director will receive an annual cash retainer in the amount of $40,000 per year.

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  The chairperson of the audit committee will receive additional annual cash compensation in the amount of $20,000 per year for such chairperson's service on the audit committee. Each non-chairperson member of the audit committee will receive additional annual cash compensation in the amount of $10,000 per year for such member's service on the audit committee.

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  The chairperson of the compensation committee will receive additional annual cash compensation in the amount of $15,000 per year for such chairperson's service on the compensation committee. Each non-chairperson member of the compensation committee will receive additional annual cash compensation in the amount of $8,000 per year for such member's service on the compensation committee.

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  The chairperson of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $10,000 per year for such chairperson's service on the nominating and corporate governance committee. Each non-chairperson member of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $5,000 per year for such member's service on the nominating and corporate governance committee.

        Under the Post-IPO Director Compensation Program, each non-employee director will receive an option for a number of shares of our common stock with an aggregate grant date fair value of $150,000 upon the director's initial appointment or election to our board of directors, referred to as the Initial Grant. In addition, each non-employee director will receive an annual option to purchase a number shares of our common stock with an aggregate grant date fair value of $90,000 on the date of each annual stockholder's meeting thereafter, referred to as the Annual Grant. The Initial Grant will vest as to 1/36th of the shares subject to the Initial Grant each month following the applicable grant date, subject to continued service through each applicable vesting date. The Annual Grant will vest as to 1/12th of the shares subject to the Annual Grant each month following the applicable grant date, which vesting will accelerate in full on the date of the next annual stockholder's meeting to the extent unvested as of such date, subject to continued service through each applicable vesting date.

        Upon the pricing of this offering, Mr. McCormick will receive an option to purchase 316,000 shares of our common stock with an exercise price per share equal to the initial public offering price set forth on the cover of this prospectus, which option will vest as to 1/36th of the shares subject thereto each month following the date of the pricing of this offering, in each case, subject to continued service through each applicable vesting date. In addition, upon the pricing of this offering, Messrs. Fischer, Jaeger and Pliam will receive an option to purchase 190,000 shares of our common stock with an exercise price per share equal to the initial public offering price set forth on the cover of this prospectus, which option will vest as to 1/12th of the shares subject thereto each month following the date of the pricing of this offering, provided, that the vesting will accelerate in full on the date of the next annual stockholder's meeting, in each case, subject to continued service through each applicable vesting date. Mr. Bisgaard is waiving his right to receive any compensation for serving as a director, and Mr. Behbahani will have served as a director for less than six months upon the pricing of this offering.

EXECUTIVE COMPENSATION

        The following is a discussion and analysis of compensation arrangements of our named executive officers, or NEOs. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an "emerging growth company" as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

        Our compensation committee, who is appointed by our board of directors, is responsible for establishing, implementing and monitoring our compensation philosophy and objectives. We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

        Our NEOs for fiscal year 2013 were as follows:

  •
  Michael DeMane, Chief Executive Officer;

  •
  Rami Elghandour, President; and

  •
  Andrew Galligan, Vice President of Finance and Chief Financial Officer.

2013 Summary Compensation Table

        The following table sets forth total compensation paid to our NEOs for the fiscal year ending on December 31, 2013.

Name and Principal Position	Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Michael DeMane, Chief Executive Officer	2013	$500,000	$446,852	$250,000	$253,333	$1,450,185
Rami Elghandour, President	2013	$252,218	$181,223	$50,444	—	$483,885
Andrew H. Galligan, VP of Finance & Chief Financial Officer	2013	$266,250	$100,413	$53,250	—	$419,913

(1)
For the stock awards and option awards columns, amounts shown represents the grant date fair value of stock awards and options granted during 2013 as calculated in accordance with ASC Topic 718. See Note 7 of the consolidated financial statements included in this registration statement for the assumptions used in calculating this amount.
(2)
The amounts reported in the Non-Equity Incentive Plan Compensation column represent the annual cash performance-based bonuses earned by our NEOs pursuant to the achievement of certain company performance objectives. These amounts were paid to the named executive officers in January 2014. Please see the descriptions of the annual performance bonuses paid to our NEOs in "Narrative to 2013 Summary Compensation Table and Outstanding Equity Awards at 2013 Fiscal Year End—Terms and Conditions of Annual Bonuses" below.
(3)
The amounts reported in the All Other Compensation column represents for Mr. DeMane (i) monthly lease payments paid directly by the Company for Mr. DeMane's residence in Palo Alto, California of $4,285 pursuant to terms and conditions of the DeMane Agreement (as defined below), whereby the Company reimburses or directly pays the costs incurred by Mr. DeMane for commuting from Minneapolis, Minnestoa to the Company's offices in Menlo Park, California plus (ii) $195,433, which represents the loan forgiveness by the Company of the remaining amount under the promissory note Mr. DeMane executed to purchase shares of restricted stock pursuant to the terms of the DeMane Agreement. For more information, please see the description of the DeMane Agreement in "Narrative to 2013 Summary Compensation Table and

  Outstanding Equity Awards at 2013 Fiscal Year End—Terms and Conditions of Employment Agreement with Michael DeMane" below.

  Outstanding Equity Awards at 2013 Fiscal Year End

          The following table lists all outstanding equity awards held by our NEOs as of December 31, 2013.

			Option Awards				Stock Awards
Name	Vesting Commencement Date(1)		Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)	Market Value of Shares or Units of Shares that Have Not Vested ($)(2)
Michael DeMane	3/9/2011	(3)	—	—	—	—	833,967	130,099
	3/9/2011	(3)	—	—	—	—	653,682	101,974
	5/15/2013		761,250	4,458,750	0.15	5/14/2023	—	—
Rami Elghandour	11/1/2012	(4)	896,187	2,412,813	0.15	12/17/2022	—	—
	5/15/2013		308,729	1,808,271	0.15	5/14/2023	—	—
Andrew H. Galligan	5/18/2010	(4)	1,888,779	219,625	0.06	5/17/2020	—	—
	9/29/2011	(4)	861,434	670,005	0.15	9/28/2021	—	—
	5/15/2013		171,062	1,001,938	0.15	5/14/2023	—	—

(1)
Except as otherwise noted, options and stock awards vest as to 1/48th of the shares on each monthly anniversary of the vesting commencement date, such that all awards will be vested on the four year anniversary of the vesting commencement date, subject to the holder continuing to provide services to the Company through such vesting date.
(2)
The market value of shares that have not vested is calculated based on the fair market value of our common stock as of December 31, 2013 which our board of directors determined to be $0.15.
(3)
Reflects the remaining unvested portion of restricted stock purchased upon exercise of an option and a stock purchase right which provided for vesting as to 1/3rd of the shares on the one year anniversary of the vesting commencement date and as to 1/36th of the shares monthly thereafter, such that all shares will be vested on the three year anniversary of the vesting commencement date, subject to Mr. DeMane's continuing to provide services to the Company through such vesting date.
(4)
The option vests as to 1/4th of the shares on the one year anniversary of the vesting commencement date and vests as to 1/48th of the shares on each monthly anniversary thereafter, such that all awards will be vested on the four year anniversary of the vesting commencement date, subject to the holder continuing to provide services to the Company through such vesting date.

Narrative to 2013 Summary Compensation Table and Outstanding Equity Awards at 2013 Fiscal Year End

Terms and Conditions of Employment Agreement with Michael DeMane

        On March 9, 2011, we entered into an employment agreement with Mr. DeMane (the "DeMane Agreement") to serve as our President and Chief Executive Officer and a member of our board of directors, providing for base salary, target annual bonus opportunity, and standard employee benefit plan participation. The board or the compensation committee will review Mr. DeMane's base salary on a periodic basis as it deems appropriate, except that neither the board nor the compensation committee can reduce his base salary except to the extent the reduction (together with prior reductions) does not exceed 20% of his base salary and the reduction effects all senior management employees proportionally. Mr. DeMane's base salary currently is $500,000 and he had an annual bonus target of 50% of base salary that is earned based on the achievement of certain milestones established by our board of directors. Please see the section below entitled "Terms and Conditions of Annual Bonuses" for a further description of our annual bonuses awarded to Mr. DeMane. In addition, the Company reimburses or directly pays for the costs incurred by Mr. DeMane for commuting from Minneapolis, Minnesota to our offices in Menlo Park, California. For 2013, we directly paid $57,900 in the aggregate for Mr. DeMane's apartment in Palo Alto, California. We also agreed to maintain directors and officers liability insurance providing a level of protection of no less than $5 million for as long as Mr. DeMane serves as a director and/or officer of Nevro. Under the DeMane Agreement, Mr. DeMane's employment is terminable at-will and was subject to execution of our standard confidential information and invention assignment agreement and certain non-competition covenants during Mr. DeMane's employment with Nevro.

        The DeMane Agreement provided for the right to purchase that number of shares of restricted stock equal to six percent of our outstanding capital stock as of the date of the agreement, which was 10,007,603 shares, at a per share price equal to the fair market value of our common stock on the date of grant. The restrictions on the restricted stock will lapse as to 1/3rd of the shares on the one year anniversary of the vesting commencement date and as to 1/36th of the shares monthly thereafter, such that all shares will be vested on the three year anniversary of the vesting commencement date, subject to Mr. DeMane's continuing to provide services to us through such vesting date. Mr. DeMane was permitted to purchase the restricted stock using a full recourse promissory note to us with an interest rate equal to the applicable federal rate in effect on the date of purchase. The principal amount of the note along with accrued interest was discharged on a quarterly basis in arrears on a pro rata basis over a period of three years, conditioned upon Mr. DeMane continuing to provide services to us. The note was discharged in full prior to the commencement of this offering. In addition, the DeMane Agreement provided for a right to purchase that number of shares of Series A Preferred Stock equal to one percent of our fully diluted capitalization, for a purchase price equal to $0.364 per share.

        As soon as practicable following a "subsequent option date" (as defined below), we will grant to Mr. DeMane an option that, collectively with the above restricted stock and any other option, will give Mr. DeMane an aggregate number of shares that represents six percent of our outstanding capital stock, at a per share price equal to the fair market value of Nevro common stock on the date of grant. Pursuant to these terms, in September 2011, following a subsequent option date, Mr. DeMane was granted an option to purchase 7,844,174 shares at an exercise price of $0.15 per share. The exercise price shall be payable using shares otherwise issuable upon exercise of the option. Any such subsequent option granted, including the one granted in September 2011, will vest as to 1/3rd of the shares on the one year anniversary of the vesting commencement date and as to 1/36th of the shares monthly thereafter, such that all shares will be vested on the three year anniversary of the vesting commencement date, subject to Mr. DeMane's continuing to provide services to us through such vesting date. For purposes of the DeMane Agreement, "subsequent option date" means the closing of a financing or other transaction that occurs after March 9, 2011 in which capital stock of Nevro is to be issued and which, together with prior financings or other such transactions in all cases occurring after March 9, 2011, does not exceed $30 million, or if it does, the amount of common stock subject to the option will be determined based on the amount of $30 million less the amount of such prior financings and other transactions in all cases occurring after March 9, 2011, in each case valued as determined in connection with such prior financings or transactions. The consummation of this offering will not trigger a subsequent option date because the aggregate amount of the prior financings occurring after March 9, 2011 exceeds $30 million.

        The DeMane Agreement also provides Mr. DeMane with certain severance and change in control benefits. Pursuant to the DeMane Agreement, in the event of a "change in control" (as defined in the DeMane Agreement), subject to Mr. DeMane's continued employment through the date of such change in control, Mr. Demane's options and restricted stock will become vested in full. Upon a change in control, Mr. DeMane will be able to cash out his equity to the same extent as and on the same basis that non-employee stockholders cash out their equity, determined on a class-by-class basis.

        In addition, under the DeMane Agreement, in the event that Mr. DeMane is terminated without "cause" or experiences a "constructive termination" (each as defined in the DeMane Agreement), subject to his executing and not revoking a general release of all claims against us, then Mr. DeMane is entitled to receive (i) a severance payment equal to 12 months of his annual base salary plus his target annual bonus, payable in substantially equal installments during the period of time commencing on the termination date and ending on the earlier of (a) the first anniversary of the termination date or (b) the date he takes any action which would breach the terms of his confidentiality agreement (such period, the "severance period"), (ii) a lump sum cash payment equal to a pro-rated portion of his target bonus, (iii) payment or reimbursement by us of COBRA premiums for the severance period, (iv) accelerated vesting of Mr. DeMane's options and restricted stock with respect to that number of shares that would have vested had he remained employed with us through the severance period, and (v) extended exercisability of Mr. DeMane's vested options (including any that vested pursuant to subsection (iv)) until the date that three months after the end of the severance period. Notwithstanding the foregoing, in the event that (A) a definitive agreement that results in a change in control is entered into by us prior to his termination date or (B) a change in control occurs during the first six months of the severance period, Mr. DeMane's options and restricted stock will vest in full as of immediately prior to such change in control.

        Under the DeMane Agreement, following the consummation of this offering, Mr. DeMane is eligible for reimbursement of golden parachute excise taxes. In the event that any payment or other benefit would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then Mr. DeMane will be entitled to receive an additional payment from us, in an amount such that after payment by Mr.DeMane of all taxes (including, without limitation, any interest and penalties on such taxes and the excise tax) Mr. DeMane retains an amount equal to the excise tax imposed upon such payments or any part thereof, together with any interest or penalties imposed with respect to such excise tax.

Terms and Conditions of Offer Letters for Rami Elghandour and Andrew Galligan

        We have entered into standard offer letters with each of Messrs. Elghandour and Galligan that provided for employment at-will and annual base salary, annual target bonus, an initial option award and certain other benefits. All other obligations under the offer letters have been satisfied. Our board of directors or the compensation committee reviews each NEO's base salary and target bonus opportunity from time to time to ensure compensation adequately reflects the NEO's qualifications, experience, role and responsibilities. Mr. Galligan's and Mr. Elghandour's current base salary is $331,000. In addition, for 2013, Messrs. Elghandour and Galligan each had an annual bonus target of 20% of base salary awarded based on the achievement of certain milestones established by our board of directors. In 2014, the annual bonus target for each of Mr. Galligan and Mr. Elghandour was increased to 50% of base salary, effective January 1, 2015. Please see the section below entitled "Terms and Conditions of Annual Bonuses" for a further description of our annual bonuses awarded to our NEOs.

        In connection with this offering, we anticipate entering into change in control severance agreements with each of Messrs. Elghandour and Galligan. Pursuant to the terms of the change in control severance agreements, in the event the executive's employment is terminated by us other than for "cause" or the executive resigns for "good reason" (each as defined in the agreement), then the executive will receive as severance six months of base salary in a single cash lump sum payment and six months of COBRA reimbursement, provided, that if the termination or resignation occurs within the period commencing three months prior to a change in control and ending 12 months after a change in control, the severance will consist of 12 months of base salary paid in a single cash lump sum, 100% of the executive's target bonus paid in a single cash lump sum, 12 months of COBRA reimbursement and full vesting acceleration for each stock option and other equity award held by the executive. The executive must timely deliver an effective release of claims to us in order to be eligible for the foregoing severance benefits.

Terms and Conditions of Annual Bonuses

        For 2013, all of our NEOs were eligible for performance-based cash incentives pursuant to the achievement of certain performance objectives. The performance goals for these annual performance cash incentives are reviewed and approved annually by our board of directors. When determining the 2013 performance bonus program for our NEOs, in December 2012, the board set certain performance goals, using a mixture of revenue, clinical, financing, operating and strategic performance objectives after receiving input from our Chief Executive Officer. There is no specific weighing for each performance goal when determining the overall bonus amount, and instead the board evaluates the overall achievement of all performance goals based on the importance to the success of the Company. For each of these performance goals under the annual cash incentive program, the board sets general performance goal, but there is no minimum or maximum achievement for each performance target, instead the board weighs the achievement, partial achievement or non-achievement for each performance target when deciding the overall achievement level. These performance goals are not expected to be attained based on average or below average performance. The board intended for the revenue, clinical, financing, operating and strategic targets to require significant effort on the part of our NEOs and, therefore, set these targets at levels they believed would be difficult to achieve, such that average or below average performance would not satisfy these targets.

        Each NEOs' target bonus opportunity is expressed as a percentage of base salary which can be achieved by meeting corporate goals. For each of our NEOs, their target bonus opportunity is originally set in their offer letters with the Company as described above. Our board reviews these target percentages to ensure they are adequate, while reviewing these target percentages the board does not follow a formula but rather used the factors as general background information prior to determining the target bonus opportunity rates for our participating NEOs. The board set these rates based on each participating executive's experience in his role with the company and the level of responsibility held by each executive, which the board believes directly correlates to his ability to influence corporate results. In May 2013, the board used a guideline target bonus opportunity of 50% for Mr. DeMane and 20% for Messrs. Elghandour and Galligan for 2013.

        Corporate goals and performance targets are reviewed and approved by the board prior to any allocation of the bonus. In January 2014, the board reviewed our 2013 company-wide performance with respect to determining bonuses to executive officers and determined the company-wide target achievement of 100% based on achievement of almost all the performance goals at 100%. Following its review and determinations, the board awarded cash bonuses to the NEOs at 100% of their target bonus opportunity. The NEOs' 2013 bonuses are set forth in the "Summary Compensation Table" above.

Terms and Conditions of Equity Award Grants

        All of our NEOs received options to purchase our common stock in 2013. The table above entitled "Outstanding Option Awards at 2013 Fiscal Year-End" describes the material terms of other option awards made in past fiscal years to our NEOs. In May 2013, our board of directors granted an option to purchase 5,220,000, 2,117,000, and 1,173,000 shares of our common stock to each of Messrs. DeMane, Elghandour and Galligan, respectively, with an exercise price of $0.15 per share, which the board determined was the fair market value on the date of grant. The options vest and become exercisable as to 1/4th of the shares on the first anniversary and 1/48th of the shares on each subsequent monthly anniversary of May 15, 2013 such that 100% of the shares subject to the option will be vested and exercisable on May 15, 2017, subject to each NEO continuing to provide services to the Company through such vesting date.

        Upon the pricing of this offering, Mr. DeMane will receive an option to purchase 3,161,000 shares of our common stock and each of Messrs. Elghandour and Galligan will receive an option to purchase 1,264,000 shares of our common stock. Each option will have an exercise price per share equal to the initial public offering price set forth on the cover of this prospectus and will vest as to 25% of the shares on the first anniversary of the date of the pricing of this offering and with respect to 1/48th of the shares each month thereafter, subject to continued service through each applicable vesting date.

Employee Equity Plans

        The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the text of the plans or agreements, which are filed as exhibits to the registration statement.

2014 Equity Incentive Award Plan

        We have adopted the 2014 Equity Incentive Award Plan, or 2014 Plan, which will be effective on the closing of this offering. The principal purpose of the 2014 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2014 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2014 Plan and, accordingly, this summary is subject to change.

Share Reserve

        Under the 2014 Plan, 44,500,000 shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, deferred stock unit awards, dividend equivalent awards, stock payment awards and performance awards, plus the number of shares remaining available for future awards under the 2007 Stock Incentive Plan, as amended, or the 2007 Plan, as of the consummation of this offering. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2014 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2007 Plan that are forfeited or lapse unexercised and which following the effective date are not issued under our 2007 Plan, and (ii), if approved by our board of directors or the compensation committee of our board of directors, an annual increase on the first day of each fiscal year beginning in 2015 and ending in 2024, equal to the lesser of (A) four percent (4%) of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than 267,000,000 shares of stock may be issued upon the exercise of incentive stock options.

        The following counting provisions will be in effect for the share reserve under the 2014 Plan:

  •
  generally, to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares or for which shares are forfeited or repurchased for the original purchase price thereof, any shares subject to the award at such time will be available for future grants under the 2014 Plan;

  •
  shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to an award under the 2014 Plan and shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right on exercise thereof may again be available for future grants under the 2014 Plan;

  •
  to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2014 Plan;

  •
  the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2014 Plan; and

  •
  to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2014 Plan.

        In addition, the maximum number of shares underlying awards that may be granted to any non-employee director pursuant to the 2014 Plan during any calendar year is the greater of                 shares or the number of shares such that the maximum aggregate value of awards granted to the non-employee director during such calendar year is $            .

Administration

        The compensation committee of our board of directors is expected to administer the 2014 Plan unless our board of directors assumes authority for administration. Unless otherwise determined by our board of directors, the compensation committee will consist of at least two members of our board of directors, each of whom is intended to qualify as an "outside director," within the meaning of Section 162(m) of the Code, a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act and an "independent director" within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2014 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of our company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

        Subject to the terms and conditions of the 2014 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2014 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2014 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2014 Plan. The full board of directors will administer the 2014 Plan with respect to awards to non-employee directors.

Eligibility

        Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2014 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our affiliates. Such awards also may be granted to our directors. Only employees of our company or certain of our affiliates may be granted incentive stock options, or ISOs.

Awards

        The 2014 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, deferred stock, deferred stock units, dividend equivalents, performance awards, and stock payments, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

  •
  Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

  •
  Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2014 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

  •
  Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

  •
  Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

  •
  Deferred Stock Awards represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

  •
  Deferred Stock Units are denominated in unit equivalent of shares of our common stock, and vest pursuant to a vesting schedule or performance criteria set by the administrator. The common stock underlying deferred stock units will not be issued until the deferred stock units have vested, and recipients of deferred stock units generally will have no voting rights prior to the time when vesting conditions are satisfied.

  •
  Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2014 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2014 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2014 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

  •
  Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. Dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

  •
  Performance Awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include "phantom" stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

  •
  Stock Payments may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation or other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Change in Control

        In the event of a change in control where the acquiror does not assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2014 Plan, other than performance awards, will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. Performance awards will vest in accordance with the terms and conditions of the applicable award agreement. In addition, the administrator will also have complete discretion to structure one or more awards under the 2014 Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual's service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. The administrator may also make appropriate adjustments to awards under the 2014 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2014 Plan, a change in control is generally defined as:

  •
  the transfer or exchange in a single transaction or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

  •
  a change in the composition of our board of directors over a two-year period such that the members of the board of directors who were approved by at least two-thirds of the directors who were directors at the beginning of the two year period or whose election or nomination was so approved cease to constitute a majority of the board of directors;

  •
  a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization or business combination, sale or disposition of all or substantially all of our assets, or acquisition of assets or stock of another entity, in each case, other than a transaction that results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company's outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction; or

  •
  stockholder approval of our liquidation or dissolution.

Adjustments of Awards

        In the event of a nonreciprocal transaction between our company and our stockholders such as any stock dividend, stock split, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock, the administrator will make appropriate, proportionate adjustments to:

  •
  the aggregate number and type of shares subject to the 2014 Plan;

  •
  the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

  •
  the grant or exercise price per share of any outstanding awards under the 2014 Plan.

        In the event of certain other corporate transactions, in order to prevent dilution or enlargement of the potential benefits intended to be made available under the 2014 Plan, the administrator has the discretion to make such equitable adjustments and may also:

  •
  provide for the termination or replacement of an award in exchange for cash or other property;

  •
  provide that any outstanding award cannot vest, be exercised or become payable after such event;

  •
  provide that awards may be exercisable, payable or fully vested as to shares of common stock covered thereby; or

  •
  provide that any surviving corporation will assume or substitute outstanding awards under the 2014 Plan.

Amendment and Termination

        Our board of directors or the compensation committee (with board approval) may terminate, amend or modify the 2014 Plan at any time and from time to time. However, we must generally obtain stockholder approval:

  •
  to increase the number of shares available under the 2014 Plan (other than in connection with certain corporate events, as described above);

  •
  reduce the price per share of any outstanding option or stock appreciation right granted under the 2014 Plan; or

  •
  cancel any option or stock appreciation right in exchange for cash or another award when the option or stock appreciation right price per share exceeds the fair market value of the underlying shares.

Termination

        The board of directors may terminate the 2014 Plan at any time. No awards may be granted pursuant to the 2014 Plan after the tenth anniversary of the effective date of the 2014 Plan. Any award that is outstanding on the termination date of the 2014 Plan will remain in force according to the terms of the 2014 Plan and the applicable award agreement.

        We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2014 Plan.

2007 Stock Incentive Plan

        Our board of directors adopted the 2007 Stock Incentive Plan, the 2007 Plan, effective as of February 16, 2007 and our stockholders approved the 2007 Plan on June 12, 2007. The 2007 Plan was subsequently amended on June 12, 2007, June 4, 2008, August 25, 2008, March 3, 2010, March 9, 2011, July 14, 2011, December 18, 2012, February 8, 2013 and February 14, 2013. ISOs, NSOs, restricted stock units, restricted stock awards, SARs, performance awards, dividend equivalents, other stock-grants and other stock-based awards. As of June 30, 2014, options to purchase 67,115,690 shares of our common stock at a weighted average exercise price per share of $0.126 remained outstanding under the 2007 Plan. No other award have been granted under the 2007 Plan. As of June 30, 2014, 7,649,305 shares of our common stock were available for future issuance pursuant to awards granted under the 2007 Plan. Following the completion of this offering and in connection with the effectiveness of our 2014 Plan, the 2007 Plan will terminate and no further awards will be granted under the 2007 Plan. However, all outstanding awards will continue to be governed by their existing terms.

        Administration.    Our board of directors, or a committee thereof appointed by our board of directors, has the authority to administer the 2007 Plan and the awards granted under it. In addition, the administrator may delegate to one or more officers of the Company or a committee of such officers the authority to grant awards to participants, subject to applicable laws. Among other powers, the administrator has the authority to select the participants to whom awards will be granted under the 2007 Plan, the number of shares to be subject to those awards under the 2007 Plan, and the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the 2007 Plan and to adopt rules for the administration, interpretation and application of the 2007 Plan.

        Awards.    The 2007 Plan provides that the administrator may grant or issue options, including incentive stock options and non-qualified stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance stock award, dividend equivalents, other stock-grants and other stock-based awards. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

  •
  Stock Options.  The 2007 Plan provides for the grant of ISOs or NSOs. ISOs may be granted only to employees. NSOs may be granted to employees, directors or consultants. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share of our common stock on the date of grant, and the exercise price of ISOs granted to any other employees may not be less than 100% of the fair market value per share of our common stock on the date of grant. The exercise price of NSOs to employees, directors or consultants may not be less than 100% of the fair market value per share of our common stock on the date of grant. Shares subject to options under the 2007 Plan generally vest in a series of installments over an optionee's period of service; provided that, except with regard to options granted to officer, board members, managers or consultants, in no event will an option granted become vested and exercisable at a rate of less than 20% per year over five years from the date of grant. In general, the maximum term of options granted is ten years. The maximum term of options granted to an optionee who owns stock representing more than 10% of the voting power of all classes of our common stock is five years.

  •
  Stock Appreciation Rights.  The 2007 Plan provides that the Company may issue SARs. Each SAR will be governed by a stock appreciation right agreement and may be granted in connection with stock options or separately. SARs typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2007 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. The grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any SAR shall be as determined by the adminstrator.

  •
  Restricted Stock Awards.  The 2007 Plan provides that the Company may issue restricted stock awards. Each restricted stock award will be governed by a restricted stock award agreement, which will set forth the restrictions imposed by the administrator (including, without limitation, a waiver by the participant of the right to vote or to receive any dividend or other right or property with respect thereto). Upon the termination of the purchaser's status as an employee, director or consultant for any reason any restricted stock shall be forfeited. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire.

  •
  Restricted Stock Units.  The 2007 Plan provides that the Company may issue restricted stock unit awards. Each restricted stock unit award will be governed by a restricted stock unit award agreement and may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire.

  •
  Performance Awards.  The 2007 Plan provides that the Company may issue performance stock awards or other stock-based or cash-based awards subject to performance vesting conditions. Each performance stock award will be governed by a performance stock award agreement and may be granted by the administrator. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award and any other terms and conditions of any performance award shall be determined by the administrator.

  •
  Dividend Equivalents.  The 2007 Plan provides that the Company may issue dividend equivalents, which represent the value of the dividends, if any, per share paid by the Company, calculated with reference to the number of shares covered by the award. Dividend equivalents may be settled in cash, shares, other securities, other awards or other property as determined in the discretion of the administrator equivalent to the amount of cash dividends paid by the Company to holders of shares with respect to a number of shares determined by the administrator.

  •
  Other Stock Grants.  The 2007 Plan provides that the Company may grant shares without restrictions thereon as are deemed by the administrator to be consistent with the purpose of the 2007 Plan.

  •
  Other Stock-Based Awards.  The 2007 Plan provides that the Company may issue such other awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to shares. Shares or other securities delivered pursuant to a purchase right granted under the 2007 Plan will be purchased for such consideration, which may be paid by such method or methods and in such form or forms (including, without limitation, cash, shares, other securities, other awards or other property or any combination thereof), as the administrator shall determine.

        Other Terms.    Payments or transfers to be made by the Company upon the grant, exercise or payment of an award may be made in such form or forms as the administrator shall determine (including, without limitation, cash, shares, other securities, other awards or other property or any combination thereof), and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the administrator. No award (other than other stock grants) and no right under any such award will be transferable other than by will or by the laws of descent and distribution; provided, however, that, with the approval of the administrator, a participant may, in the manner established by the administrator in compliance with applicable securities law, transfer options (other than ISOs) or designate a beneficiary or beneficiaries to exercise the rights of the participant and receive any property distributable with respect to any award upon the death of the participant. No award or right under any such award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company.

        Taxes.    In order to assist a participant in paying all or a portion of the federal and state taxes to be withheld or collected upon exercise or receipt of (or the lapse of restrictions relating to) an award, the administrator, in its discretion and subject to such additional terms and conditions as it may adopt, may permit a participant to satisfy such tax obligation by (i) electing to have the Company withhold a portion of the shares otherwise to be delivered upon exercise or receipt of (or the lapse of restrictions relating to) such award with a fair market value equal to the amount of such taxes or (ii) electing to deliver to the Company shares other than shares issuable upon exercise or receipt of (or the lapse of restrictions relating to) such award with a fair market value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

        Tax Bonuses.    The administrator, in its discretion, will have the authority, at the time of grant of any award under the 2007 Plan or at any time thereafter, to approve cash bonuses to designated participants to be paid upon their exercise or receipt of (or the lapse of restrictions relating to) awards in order to provide funds to pay all or a portion of federal and state taxes due as a result of such exercise or receipt (or the lapse of such restrictions).

        Adjustments.    In the event that any dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities of the Company, issuance of warrants or other rights to purchase shares or other securities of the Company or other similar corporate transaction or event affects the shares or the share price and causes a change in the per share value of the shares, the administrator will make such proportionate adjustment in (i) the number and type of shares (or other securities or other property) that thereafter may be made the subject of awards, (ii) the number and type of shares (or other securities or other property) subject to outstanding awards, and/or (iii) the purchase or exercise price with respect to any award.

        Amendment; Termination.    The Company's board of directors may amend, alter, suspend, discontinue or terminate the 2007 Plan; provided, however, that, without the approval of the stockholders of the Company, no such amendment, alteration, suspension, discontinuation or termination shall be made that, absent such approval would (i) increase the total number of shares reserved for issuance under the 2007 Plan; (ii) change the class of employees, directors, consultants and independent contractors eligible to participate in the 2007 Plan; or (iii) materially increase the benefits accruing to participants under the 2007 Plan.

        The administrator may waive any conditions of or rights of the Company under any outstanding award, prospectively or retroactively. However, the administrator may not amend, alter, suspend, discontinue or terminate any outstanding award, prospectively or retroactively, without the consent of the participant.

        Awards shall only be granted under the 2007 Plan during a 10-year period beginning on the effective date of the 2007 Plan. No awards may be granted under our 2007 Plan after it is terminated.

        We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2007 Plan.

Employee Stock Purchase Plan

        We intend to adopt an Employee Stock Purchase Plan, which we refer to as our ESPP, which will be effective upon the effectiveness of the registration statement to which this prospectus relates. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code.

        Plan Administration.    Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

        Shares Available Under ESPP.    The maximum number of our shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a)                 shares of common stock and (b), if approved by our board of directors or the compensation committee of our board of directors, an annual increase on the first day of each year beginning in 2015 and ending in 2024, equal to the lesser of (i)     percent (    %) of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than                  shares of our common stock may be issued under the ESPP. The shares made available for sale under the ESPP may be authorized but unissued shares or reacquired shares reserved for issuance under the ESPP.

        Eligible Employees.    Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees and any employees of our subsidiaries who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

        Participation.    Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of    % of their compensation and $25,000 per offering period. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. However, a participant may not purchase more than                  shares in each offering period, and may not subscribe for more than $25,000 in fair market value of shares our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

        Offering.    Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, which will normally commence on                        and                         of each year. The initial offering period will commence and end on dates as determined by the ESPP administrator. Unless otherwise determined by the ESPP administrator, each offering period will have a duration of six months. However, in no event may an offering period be longer than 27 months in length.

        The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the semi-annual purchase date, which will occur on the last trading day of each offering period.

        Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

        A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (a) receive a refund of the participant's account balance in cash without interest or (b) exercise the participant's option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

        A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant's account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant's lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

        Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale.    In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase pursuant under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period.

        If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sale of all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

        Amendment and Termination.    Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

        We intend to file with the SEC a registration statement on Form S-8 covering our shares issuable under the ESPP.

401(k) Plan

        Effective January 18, 2007, we adopted our 401(k) plan for employees. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Service Code of 1986, as amended, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) plan. Under the 401(k) Plan, we do not provide matching contributions to employees.

Rule 10b5-1 Sales Plans

        Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in limited circumstances. Our directors and executive officers may also buy or sell additional shares of our common stock outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a description of transactions since January 1, 2011 to which we have been a party, in which the amount involved exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Sales and Purchases of Securities

Series B Convertible Preferred Stock Financing

        In July 2011, we issued an aggregate of 130,814,045 shares of our Series B convertible preferred stock at $0.448 per share.

        The table below sets forth the number of shares of Series B convertible preferred stock sold to our directors, executive officers or owners of more than 5% of a class of our capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Series B Convertible Preferred Stock	Aggregate Purchase Price ($)
Johnson & Johnson Development Corporation	66,964,285	29,999,999.68
Entities affiliated with Bay City Capital Fund IV, L.P.(1)	16,741,071	7,499,999.81
Entities affiliated with Three Arch Partners IV, L.P.(2)	16,741,071	7,499,999.81
AMV Partners II, L.P.	12,877,747	5,769,230.66
Entities affiliated with Aberdare Ventures	11,160,714	4,999,999.87

(1)
Nathan Pliam, M.D., a member of our board of directors, is a Venture Partner of Bay City Capital LLC, the Manager of Bay City Capital Management IV, which is the General Partner of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P.
(2)
Wilfred E. Jaeger, M.D., a member of our board of directors, is a partner of this entity.

Series C Convertible Preferred Stock Financing

        In February 2013, we issued an aggregate of 64,794,816 shares of our Series C convertible preferred stock at $0.463 per share and in March 2013, we issued an aggregate of 38,876,888 shares of our Series C convertible preferred stock at $0.463 per share.

        The table below sets forth the aggregate number of shares of Series C convertible preferred stock sold to our directors, executive officers or owners of more than 5% of a class of our capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Series C Convertible Preferred Stock	Aggregate Purchase Price ($)
Novo A/S(1)	47,516,198	21,999,999.68
Entities affiliated New Enterprise Associates(2)	30,237,580	13,999,999.54
Johnson & Johnson Development Corporation	5,923,871	2,742,752.27
Entities affiliated with Bay City Capital Fund IV, L.P.(3)	4,690,509	2,171,705.67
Entities affiliated with Three Arch Partners IV, L.P.(4)	5,005,986	2,317,771.52
AMV Partners II, L.P.	3,565,327	1,650,746.40

(1)
Peter T. Bisgaard, a member of our board of directors, is employed by Novo Ventures (US) Inc., which provides certain consultancy services to Novo A/S.
(2)
Ali Behbahani, M.D., a member of our board of directors, is a Special Partner of New Enterprise Associates 14, L.P.
(3)
Nathan Pliam, M.D., a member of our board of directors, is a Venture Partner of Bay City Capital LLC, the Manager of Bay City Capital Management IV, which is the General Partner of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P.
(4)
Wilfred E. Jaeger, M.D., a member of our board of directors, is a partner of this entity.

Indemnification Agreements and Directors' and Officers' Liability Insurance

        We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, penalties fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer.

Registration Rights Agreement

        We entered into an amended and restated registration rights agreement with the purchasers of our outstanding convertible preferred stock and certain holders of common stock, including entities with which certain of our directors are affiliated. As of June 30, 2014, the holders of approximately 415.3 million shares of our common stock, including the shares of common stock issuable upon the conversion of our convertible preferred stock and upon exercise of outstanding options, are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see "Description of Capital Stock—Registration Rights."

Stockholders Agreement

        We entered into an amended and restated stockholders agreement with certain holders of our common stock and convertible preferred stock. The amended and restated stockholders agreement provides for, among other things, voting rights, a pre-emptive right in favor of certain holders of convertible preferred stock with regard to certain issuances of our capital stock, and rights of first refusal and co-sale relating to the shares of our common stock held by the parties thereto. The pre-emptive right will not apply to this offering. Upon the consummation of this offering, the amended and restated stockholders agreement will terminate. For a description of the amended and restated stockholders agreement, see "Management—Board Composition—Voting Arrangements."

DeMane Promissory Note

        In March 2011, in connection with the hiring of Mr. DeMane as our chief executive officer, Mr. DeMane issued a full recourse promissory note to us for principal in the amount of $600,000. The note was secured by Mr. DeMane's pledge of the restricted stock issued to him in connection with his hiring and accrued interest at a rate of 0.54% compounded annually. The principal amount of the note and all accrued interest has been discharged in full as of the completion of the three-year service period.

Policies and Procedures for Related Party Transactions

        Our board of directors intends to adopt a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction with an unrelated third-party and the extent of the related person's interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information relating to the beneficial ownership of our common stock as of September 1, 2014, by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all directors and executive officers as a group.

        The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of the date set forth above through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person. As of September 1, 2014, our outstanding capital stock was held by approximately 76 stockholders of record.

        The percentage of shares beneficially owned is computed on the basis of 397,549,955 shares of our common stock outstanding as of the date set forth above, which reflects the assumed conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 364,993,830 shares of common stock. Shares of our common stock that a person has the right to acquire within 60 days of the date set forth above are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Nevro Corp., 4040 Campbell Avenue, Menlo Park, CA 94025.

	Beneficial Ownership Prior to this Offering				Beneficial Ownership After this Offering
	Number of Outstanding Shares Beneficially Owned	Number of Shares Exercisable Within 60 Days
Name and Address of Beneficial Owner			Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders
Johnson & Johnson Development Corporation(1)	72,888,156	—	72,888,156	18.3%
Entities affiliated with Bay City Capital(2)	53,213,236	—	53,213,236	13.4%
Entities affiliated with Three Arch Partners(3)	53,053,713	—	53,053,713	13.4%
Novo A/S(4)	47,516,198	—	47,516,198	12.0%
AMV Partners II, L.P.(5)	40,448,194	—	40,448,194	10.2%
Entities affiliated with Aberdare Ventures(6)	38,766,601	—	38,766,601	9.8%
Entities affiliated with New Enterprise Associates(7)	30,237,580	—	30,237,580	7.6%
Named Executive Officers and Directors
Michael DeMane(8)	19,265,527	435,000	19,700,527	5.0%
Andrew H. Galligan(9)	—	3,704,325	3,704,325	*
Rami Elghandour(10)	—	2,335,332	2,335,332	*
Peter T. Bisgaard(11)	—	—	—	—
Frank Fischer(12)	1,416,000	—	1,416,000	*
Wilfred E. Jaeger, M.D.(3)	53,053,713	—	53,053,713	13.4%
Ali Behbahani(7)	30,237,580	—	30,237,580	7.6%
Nathan Pliam, M.D.(2)	53,213,236	—	53,213,236	13.4%
Shawn T. McCormick	—	—	—	—
All directors and executive officers as a group (9 persons)(13)	204,702,254	6,474,657	211,176,911	52.3%

*
Indicates beneficial ownership of less than 1% of the total outstanding common stock.
(1)
Consists of (a) 66,964,285 shares issuable upon the conversion of Series B Preferred Stock and (b) 5,923,871 shares issuable upon the conversion of Series C Preferred Stock. The board of directors of Johnson & Johnson Development Corporation ("JJDC"), which consists of Paulus Stoffels and Steven Rosenberg, has shared investment and voting control with respect to the shares held by JJDC and has delegated responsibility therefor to the management of JJDC to take such actions on behalf of JJDC. As such, no individual member of the JJDC board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by JJDC. No individual representative of JJDC shall be deemed (i) a beneficial owner of, or (ii) to have a reportable pecuniary interest in, the shares held by JJDC. The address of JJDC is 410 George Street, New Brunswick, NJ 08901.
(2)
Consists of (a) 562,868 shares held by Bay City Capital Fund IV, L.P. ("BCCF"), (b) 30,548,195 shares held by BCCF issuable upon the conversion of Series A Preferred Stock, (c) 16,387,835 shares held by BCCF issuable upon the conversion of Series B Preferred Stock, (d) 4,591,539 shares held by BCCF issuable upon the conversion of Series C Preferred Stock, (e) 12,132 shares held by Bay City Capital Fund IV Co-Investment Fund, L.P. ("BCCF Co-Investment Fund"), (f) 658,461 shares held by BCCF Co-Investment Fund issuable upon the conversion of Series A Preferred Stock, (g) 353,236 shares held by BCCF Co-Investment Fund issuable upon the conversion of Series B Preferred Stock and (h) 98,970 shares held by BCCF Co-Investment

  Fund issuable upon the conversion of Series C Preferred Stock. Bay City Capital Management IV ("BCCM IV") is the General Partner of BCCF, BCCF Co-Investment Fund and Bay City Capital LLC ("BCC") is the Manager of BCCM IV. BCCM IV holds no shares of company stock directly. It is deemed to have beneficial ownership of company stock owned by BCCF and BCCF Co-Investment Fund due to its role as a general partner of such funds. Investment and voting decisions by BCCM IV are exercised by BCC as manager. BCC holds no shares of stock directly. Due to its role as manager of BCCM IV, BCC is deemed to have beneficial ownership of shares deemed to be beneficially owned by BCCM IV. Nathan Pliam is a Venture Partner of BCC and a member of our board of directors. As a venture partner of BCC, Mr. Pliam disclaims beneficial ownership of all shares held by BCCF. The address of BCC is 750 Battery Street, Suite 400, San Francisco, CA 94111.

(3)
Consists of (a) 97,840 shares held by Three Arch Partners IV, L.P. ("Partners"), (b) 30,532,495 shares held by Partners issuable upon the conversion of Series A Preferred Stock, (c) 16,379,412 shares held by Partners issuable upon the conversion of Series B Preferred Stock, (d) 4,897,841 shares held by Partners issuable upon the conversion of Series C Preferred Stock, (e) 2,160 shares held by Three Arch Associates IV, L.P. ("Associates"), (f) 674,161 shares held by Associates issuable upon the conversion of Series A Preferred Stock, (g) 361,659 shares held by Associates issuable upon the conversion of Series B Preferred Stock and (h) 108,145 shares held by Associates issuable upon the conversion of Series C Preferred Stock. Three Arch Management IV, LLC (the "General Partner") is the general partner of Three Arch Partners IV, L.P. and Three Arch Associates IV, L.P. Wilfred Jaeger, M.D. is a managing member of the General Partner and a member of our board of directors. As the managing member of the General Partner he, together with Mark Wan, may be deemed to have voting and dispositive power over the shares held by Three Arch Partners IV, L.P. and Three Arch Associates IV, L.P., and may be deemed to beneficially own certain of the shares held by Three Arch Partners IV, L.P. and Three Arch Associates IV, L.P. Such persons and entities disclaim beneficial ownership of all shares held by Three Arch Partners IV, L.P. and Three Arch Associates IV, L.P. in which they do not have an actual pecuniary interest. The address of Three Arch Partners IV, L.P. and Three Arch Partners IV, L.P. is 3200 Alpine Road, Portola Valley, CA 94028.
(4)
Consists of 47,516,198 shares issuable upon the conversion of Series C Preferred Stock. Novo A/S ("Novo") is a Danish limited liability company. The board of directors of Novo, which consists of Sten Scheibye, Gôran Ando, Jeppe Christiansen, Steen Risgaard and Per Wold Olsen, has shared investment and voting control with respect to the shares held by Novo and may exercise such control only with approval of a majority of the members of the Novo board of directors. As such, no individual member of the Novo board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo. Peter Bisgaard, a member of our board of directors, is employed by Novo Ventures (US) Inc., which provides certain consultancy services to Novo. Mr. Bisgaard is not deemed a beneficial owner of, and does not have a reportable pecuniary interest in, the shares held by Novo. The address for Novo is Tuborg Havnevej 19, 2900 Hellerup, Denmark.
(5)
Consists of (a) 24,005,120 shares issuable upon the conversion of Series A Preferred Stock, (b) 12,877,747 shares issuable upon the conversion of Series B Preferred Stock and (c) 3,565,327 shares issuable upon the conversion of Series C Preferred Stock. Accuitive Medical Ventures II, LLC ("Accuitive") is the General Partner of AMV Partners II, L.P. ("AMV") and Thomas Weldon and Charles Larson are the Managing Members of Accuitive. AMV has sole voting and dispositive power over the shares held by AMV, except to the extent that Accuitive and each of Mr. Weldon and/or Mr. Larson may be deemed to have shared power to vote and dispose of such shares. Each of Mr. Weldon and Mr. Larsen disclaims beneficial ownership of all shares in which he does not have an actual pecuniary interest. The address of AMV is 2905 Premiere Parkway, Suite 150, Duluth, GA 30097.
(6)
Consists of (a) 633,817 shares held by Aberdare Partners III, L.P. ("Aberdare Partners") issuable upon the conversion of Series A Preferred Stock, (b) 256,246 shares held by Aberdare Partners issuable upon the conversion of Series B Preferred Stock, (c) 26,972,070 shares held by Aberdare Ventures III, L.P. ("Aberdare Ventures") issuable upon the conversion of Series A Preferred Stock and (d) 10,904,468 shares held by Aberdare Ventures issuable upon the conversion of Series B Preferred Stock. Aberdare GP III, LLC is the general partner of Aberdare Partners and Aberdare Ventures (together, "Aberdare III"). Paul H Klingenstein is the Managing Member of Aberdare GP III, LLC. Mr. Klingenstein may be deemed to have voting and dispositive power over the shares held by Aberdare III, and may be deemed to beneficially own certain of the shares held by Aberdare III. Mr. Klingenstein disclaims beneficial ownership of all shares held by Aberdare III in which he does not have an actual pecuniary interest. The address of Aberdare III is 235 Montgomery Street, Suite 1230, San Francisco, CA 94104.

(7)
Consists of (a) 30,183,584 shares held by New Enterprise Associates 14, L.P. ("NEA 14") issuable upon the conversion of Series C Preferred Stock and (b) 53,996 shares held by NEA Ventures 2013, L.P. ("Ven 2013") issuable upon the conversion of Series C Preferred Stock. Ali Behbahani, a Special Partner at NEA 14, is a member of the Company's Board of Directors. The shares directly held by NEA 14 are indirectly held by NEA Partners 14 L.P. ("NEA Partners 14"), the sole general partner of NEA 14, NEA 14 GP, LTD ("NEA 14 LTD"), the sole general partner of NEA Partners 14 and each of the individual Directors of NEA 14 GP LTD. The individual directors of NEA 14 LTD are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Anthony A Florence, Jr., Patrick J. Kerins, Krishna "Kittu" Kolluri, David M. Mott, Scott D. Sandell, Peter Sonsini, Ravi Viswanathan and Harry R Weller. The shares directly held by Ven 2013 are indirectly held by Karen P. Welsh, the general partner of Ven 2013. The address of NEA is 1954 Greenspring Drive, Ste. 600, Timonium MD 21093.
(8)
Consists of 14,817,704 shares held by Mr. DeMane, 3,199,873 held by The Michael F. DeMane 2012 Retained Annuity Trust u/a/d July 26, 2012, of which Mr. DeMane is a trustee, 1,247,950 shares held by The Michael F. DeMane 2013 Retained Annuity Trust, of which Mr. DeMane is a trustee and 435,000 shares that may be acquired pursuant to the exercise of stock options within 60 days of September 1, 2014.
(9)
Consists of 3,704,325 shares that may be acquired pursuant to the exercise of stock options within 60 days of September 1, 2014.
(10)
Consists of 2,335,332 shares that may be acquired pursuant to the exercise of stock options within 60 days of September 1, 2014.
(11)
Mr. Bisgaard is employed as a partner of Novo Ventures (US) Inc., a consultant to Novo A/S, and is not deemed to beneficially own the shares held by Novo A/S.
(12)
Consists of 1,416,000 shares of common stock, of which 828,688 shares were subject to repurchase upon termination of employment for cause as of September 1, 2014.
(13)
Includes 6,474,657 shares of common stock issuable upon the exercise of stock options within 60 days of September 1, 2014.

DESCRIPTION OF CAPITAL STOCK

        The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective prior to the consummation of this offering, the registration rights agreement to which we and certain of our stockholders are parties and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated registration rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

General

        Prior to the consummation of this offering, we will file our amended and restated certificate of incorporation that authorizes 290,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. As of September 1, 2014, there were outstanding:

  •
  397,549,955 shares of our capital stock held by approximately 76 stockholders of record; and

  •
  66,581,373 shares of our common stock issuable upon exercise of outstanding stock options.

        In connection with this offering, we will consummate a    -for-    reverse stock split of our outstanding capital stock prior to the effectiveness of the registration statement of which this prospectus is a part.

Common Stock

Voting Rights

        Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In addition, the affirmative vote of holders of 66 2/3% of the voting power of all of the then outstanding voting stock will be required to take certain actions, including amending certain provisions of our amended and restated certificate of incorporation, such as the provisions relating to amending our amended and restated bylaws, the classified board and director liability.

Dividends

        Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

        In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

        Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

        All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

        Prior to the consummation of this offering, all outstanding shares of our convertible preferred stock will be converted into shares of our common stock. See Note 2 to our audited consolidated financial statements for a description of our currently outstanding convertible preferred stock. Prior to the consummation of this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of convertible preferred stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

        Under our amended and restated registration rights agreement, as amended, following the closing of this offering, the holders of approximately 415.3 million shares of common stock, including shares issuable upon exercise of outstanding options, or their transferees, have the right to require us to register their shares under the Securities Act so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

        Based on the number of shares outstanding as of June 30, 2014, after the consummation of this offering, the holders of approximately 365.0 million shares of our common stock, or their transferees, will be entitled to certain demand registration rights. Beginning 180 days following the effectiveness of the registration statement of which this prospectus is a part, the holders of at least a majority of these shares can, on not more than two occasions, request in writing that we register all or a portion of their shares, provided that the aggregate price to the public of the shares offered is at least $20.0 million (net of underwriting discounts and commissions). Additionally, we will not be required to effect a demand registration during the period beginning 90 days prior to the filing and ending 180 days following the effectiveness of a company-initiated registration statement relating to an initial public offering of our securities.

Piggyback Registration Rights

        Based on the number of shares outstanding as of June 30, 2014, after the consummation of this offering, in the event that we determine to register any of our securities under the Securities Act (subject to certain exceptions), either for our own account or for the account of other security holders, the holders of approximately 415.3 million shares of our common stock, including shares issuable upon exercise of outstanding options, or their transferees, will be entitled to certain "piggyback" registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, the offer and sale of debt securities, or corporate reorganizations or certain other transactions, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. In an underwritten offering, the managing underwriter, if any, has the right to limit the number of shares such holders may include.

Form S-3 Registration Rights

        Based on the number of shares outstanding as of June 30, 2014, after the consummation of this offering, the holders of approximately 415.3 million shares of our common stock, including shares issuable upon exercise of outstanding options, or their transferees, will be entitled to certain Form S-3 registration rights. The holders of at least 25% of these shares can make a request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $2.0 million. We are obligated to effect an unlimited number of registrations on Form S-3, but shall not be required to pay for more than two of such registrations in any twelve month period.

Expenses of Registration

        We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registration rights described above, including the expenses of one counsel for the selling holders.

Expiration of Registration Rights

        The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, upon the earlier of three years after the consummation of this offering or when that stockholder can sell all of its shares under Rule 144 of the Securities Act during any three month period.

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

        Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect prior to the consummation of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

        These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed "interested stockholders" from engaging in a "business combination" with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Undesignated Preferred Stock

        The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Special Stockholder Meetings

        Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board of directors, Chief Executive Officer or President, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

        Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

        Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Classified Board; Election and Removal of Directors; Filling Vacancies

        Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation provides for the removal of any of our directors only for cause and requires at least a 66 2/3% stockholder vote. For more information on the classified board, see "Management—Board Composition." Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by a resolution of the board of directors unless the board of directors determines that such vacancies shall be filled by the stockholders. This system of electing and removing directors and filling vacancies may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

        Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Although our amended and restated certificate of incorporation contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Amendment of Charter Provisions

        The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of the voting power of our then outstanding voting stock.

        The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

        For a discussion of liability and indemnification, see "Management—Limitation on Liability and Indemnification Matters."

Listing

        We intend to apply for the listing of our common stock on the New York Stock Exchange under the symbol "NVRO."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is            . The transfer agent and registrar's address is             .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

        Based on the number of shares of our common stock outstanding as of June 30, 2014, after giving effect to (1) the closing of this offering at an assumed initial public offering price of      per share (the midpoint of the price range set forth on the cover page of this prospectus), (2) the conversion of our outstanding convertible preferred stock into 364,993,830 shares of common stock, (3) no exercise of the underwriters' option to purchase additional shares of common stock and (4) no exercise of any of our outstanding options, we will have outstanding an aggregate of approximately        shares of common stock. Of these shares, all of the            shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the closing of this offering will be "restricted securities" as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701 under the Securities Act, which are summarized below.

        As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on the number of shares of our common stock outstanding as of June 30, 2014 and assumptions (1) - (4) described above, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate Number of Shares	First Date Available for Sale into Public Market
shares	180 days after the date of this prospectus upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume limitations under Rule 144

Lock-Up Agreements

        In connection with this offering, we, our directors, our executive officers and substantially all of our other stockholders and option holders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC.

        Prior to the completion of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

        Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

        In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our "affiliates" for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our "affiliates," is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than "affiliates," then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our "affiliates," as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

  •
  1% of the number of common shares then outstanding, which will equal approximately            shares of common stock immediately after this offering (calculated as of June 30, 2014 based on assumptions (1) - (4) described above); or

  •
  the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Such sales under Rule 144 by our "affiliates" or persons selling shares on behalf of our "affiliates" are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our "affiliates," as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our "affiliates" may resell those shares without compliance with Rule 144's minimum holding period requirements (subject to the terms of the lock-up agreement referred to below, if applicable).

Registration Rights

        Based on the number of shares outstanding as of June 30, 2014, after the consummation of this offering, the holders of approximately 415.3 million shares of our common stock, including shares issuable upon exercise of outstanding options, or their transferees, will, subject to any lock-up agreements they have entered into, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, see "Description of Capital Stock—Registration Rights." If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Plans

        We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options reserved for issuance under our 2007 Stock Incentive Plan, as amended, and our 2014 Equity Incentive Award Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the consummation of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS

        The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

        This discussion is limited to Non-U.S. Holders that hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

  •
  U.S. expatriates and former citizens or long-term residents of the United States;

  •
  persons subject to the alternative minimum tax;

  •
  persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

  •
  banks, insurance companies, and other financial institutions;

  •
  brokers, dealers or traders in securities;

  •
  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

  •
  tax-exempt organizations or governmental organizations;

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code; and

  •
  tax-qualified retirement plans.

        If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

        INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR

GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

        For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of our common stock that is neither a "U.S. person" nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are controlled by one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

        As described in the section entitled "Dividend Policy," we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder's adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Sale or Other Taxable Disposition."

        Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

        If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States.

        Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

        A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

  •
  the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

  •
  our common stock constitutes a U.S. real property interest ("USRPI") by reason of our status as a U.S. real property holding corporation ("USRPHC") for U.S. federal income tax purposes.

        Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

        Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

        With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder's holding period.

        Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

        Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

        Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

        Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or "FATCA") on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax will be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

        Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our common stock made on or after July 1, 2014 and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

        Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

        We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Leerink Partners LLC
JMP Securities LLC

Total

        The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

        The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $        per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

        The underwriters have an option to buy up to              additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        The underwriters do not expect to sell more than 5% of the common shares in the aggregate to accounts over which they exercise discretionary authority.

        The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $        per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without option exercise	With full option exercise
Per Share	$	$
Total	$	$

        We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        . We have agreed to reimburse the underwriters for certain FINRA-related and other expenses incurred by them in connection with this offering in an amount up to $        .

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

        We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus, other than (i) the shares of our common stock to be sold hereunder, (ii) any shares of our common stock issued upon the conversion of convertible preferred stock outstanding on the date of this prospectus in connection with this offering, (iii) any shares of our common stock issued upon the exercise of options granted under our existing stock incentive plans or warrants described as outstanding in the registration statement of which this prospectus forms a part, (iv) any options and other awards granted under an stock incentive plan described in the registration statement of which this prospectus forms a part, (v) our filing of any registration statement on Form S-8 or a successor form thereto relating to an stock incentive plan described in the registration statement of which this prospectus forms a part, and (vi) shares of common stock or other securities issued in connection with a transaction with an unaffiliated third-party that includes a bona fide commercial relationship (including joint ventures, marketing or distribution arrangements, collaboration agreements or intellectual property license agreements) or any acquisition of assets or acquisition of not less than a majority or controlling portion of the equity of another entity, provided that (x) the aggregate number of shares issued pursuant to this clause (vi) shall not exceed five percent (5%) of the total number of outstanding shares of common stock immediately following the issuance and sale of the shares of common stock in this offering and (y) the recipient of any such shares of common stock and securities issued pursuant to this clause (vi) during the 180-day restricted period described above shall enter into a lock-up agreement.

        Our directors and executive officers, and certain of our significant shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC on behalf of the Underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. The restrictions described in the immediately preceding paragraph do not apply to:

  •
  the shares of our common stock to be sold in this offering;

  •
  transfers or dispositions of shares of common stock (or any security convertible into or exercisable or exchangeable for common stock):

  •
  as a bona fide gift;

  •
  to any trust for the direct or indirect benefit of the party subject to the lock-up restrictions or the immediate family of such person;

  •
  to any corporation, partnership, limited liability company, investment fund or other entity controlled or managed, or under common control or management by the party subject to the lock-up restrictions or the immediate family of such person;

  •
  by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the party subject to the lockup restrictions; and

  •
  as distributions to partners, members or stockholders of the party subject to the lock-up restrictions, provided that in the case of any transfer or distribution pursuant to the above subclauses, (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form executed by the party subject to the lock-up restrictions and (ii) no filing under Section 16(a) of the Exchange Act or other public announcement shall be required or shall be voluntarily made during the restricted period (other than a filing on Form 5);

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) no filing under the Exchange Act or other public announcement shall be required or voluntarily made by or on behalf of us or the party subject to the lock-up restrictions regarding the establishment of such plan;

  •
  the exercise of options to purchase shares of common stock granted under any stock incentive plan or stock purchase plan of the Company, provided that the underlying shares shall continue to be subject to the restrictions on transfer set forth in this agreement and provided further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the restricted period (other than a filing on Form 5);

  •
  the exercise (whether for cash, cashless, or net exercise) of warrants to purchase shares of common stock (or any security convertible into or exercisable or exchangeable for common stock), excluding all manners of exercise that would involve a sale in the open market of any securities relating to such warrants, provided that the underlying shares shall continue to be subject to the lock-up restrictions and provided further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the restricted period (other than a filing on Form 5);

  •
  the transfer of shares of common stock (or any security convertible into common stock) to the Company upon a vesting event of the Company's securities or upon the exercise of options to purchase the Company's securities, on a "cashless" or "net exercise" basis or to cover tax withholding obligations of the party subject to the lock-up restrictions in connection with such vesting or exercise provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the restricted period (other than a filing on Form 5);

  •
  the transfer or disposition of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock that occurs by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement, provided that each donee or distributee shall sign and deliver a lock-up letter substantially in the form executed by the party subject to the lock-up restrictions and provided further that any filing required to be made under Section 16(a) of the Exchange Act shall state that such transfer is pursuant to a qualified domestic order or in connection with a divorce settlement;

  •
  transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by the company's board of directors and made to all holders of our common stock involving a change of control of our company, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by the party subject to the lock-up restrictions shall remain subject to the restrictions of the lock up agreement; or

  •
  the transfer or disposal of shares of our common stock acquired on the open market following the offering (including shares purchased in the Public Offering) provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the restricted period (other than a filing on Form 5).

        J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        We intend to apply to have our common stock approved for listing on the New York Stock Exchange under the symbol "NVRO".

        In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

        These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                , in the over-the-counter market or otherwise.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our prospects and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  our prospects for future earnings;

  •
  the general condition of the securities markets at the time of this offering;

  •
  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

  •
  other factors deemed relevant by the underwriters and us.

        Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

        Certain of the underwriters and their affiliates may provide to us and our affiliates from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

General

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Outside of the United States, persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions imposed by any applicable laws and regulations outside of the United States relating to the offering and the distribution of this prospectus.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

        This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), from and including the date on which the European Union Prospectus Directive (the "EU Prospectus Directive") was implemented in that Relevant Member State (the "Relevant Implementation Date") an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

  •
  to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

  •
  in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

        For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression "EU Prospectus Directive" means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

 LEGAL MATTERS

        The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Davis Polk & Wardwell LLP is acting as counsel for the underwriters in connection with this offering.

EXPERTS

        The consolidated financial statements as of December 31, 2012 and 2013 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Nevro Corp. and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

        Upon consummation of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.nevro.com. Upon consummation of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

Nevro Corp.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Nevro Corp.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of convertible preferred stock, redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Nevro Corp. at December 31, 2013 and 2012, and the results of their operations and comprehensive loss and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
August 8, 2014

Nevro Corp.

Consolidated Balance Sheets
(in thousands, except share and per share data)

				Proforma Stockholders' Equity June 30, 2014 (See Note 2)
	December 31,
			June 30, 2014
	2012	2013
			(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$5,618	$12,409	$17,394
Short-term investments	24,997	44,123	24,222
Accounts receivable, net of doubtful accounts of $180, $182 and $182 (unaudited) at December 31, 2012 and 2013 and June 30, 2014, respectively	5,857	6,605	6,742
Inventories, net	9,589	10,123	11,648
Prepaid expenses and other current assets	2,760	1,514	2,094

Total current assets	48,821	74,774	62,100
Property and equipment, net	108	117	259
Other assets	82	220	245
Restricted cash	100	300	300

Total assets	$49,111	$75,411	$62,904

Liabilities, convertible preferred stock, redeemable convertible preferred stock and stockholders' equity (deficit)
Current liabilities
Accounts payable	$1,950	$3,177	$3,129
Accrued liabilities	2,818	4,536	5,108
Other current liabilities	481	191	150

Total current liabilities	5,249	7,904	8,387
Other long-term liabilities	248	62	105

Total liabilities	5,497	7,966	8,492

Commitments and contingencies (Note 5)
Series A convertible preferred stock, par value $0.001— 130,508,081 shares authorized at December 31, 2012 and 2013 and June 30, 2014 (unaudited); 130,508,081 shares issued and outstanding at December 31, 2012 and 2013 and at June 30, 2014 (unaudited); $47,505 liquidation preference at December 31, 2012 and 2013 and June 30, 2014 (unaudited); no shares authorized, issued or outstanding pro forma at June 30, 2014 (unaudited)	47,217	47,217	47,217	$—
Series B and C redeemable convertible preferred stock, par value $0.001— 135,000,000, 234,485,750 and 234,485,750 (unaudited) shares authorized at December 31, 2012, and 2013 and June 30, 2014, respectively; 130,814,045, 234,485,749 and 234,485,749 (unaudited) shares issued and outstanding at December 31, 2012 and 2013 and June 30, 2014, respectively; $58,605, $106,605 and $106,605 (unaudited) liquidation preference at December 31, 2012 and 2013 and June 30, 2014, respectively; no shares authorized, issued or outstanding pro forma at June 30, 2014 (unaudited)	58,191	106,018	106,105	—
Stockholders' equity (deficit)
Common stock, $0.001 par value, 400,000,000, 472,000,000 and 472,000,000 (unaudited) shares authorized at December 31, 2012 and 2013 and June 30, 2014, respectively; 25,847,887, 26,890,533 and 32,042,663 (unaudited) shares issued and outstanding at December 31, 2012 and 2013, and June 30, 2014, respectively; 397,036,493 (unaudited) shares outstanding, pro forma	26	27	32	397
Additional paid-in capital	3,158	5,305	6,763	159,720
Accumulated other comprehensive income	5	28	17	17
Accumulated deficit	(64,983)	(91,150)	(105,722)	(105,722)

Total stockholders' equity (deficit)	(61,794)	(85,790)	(98,910)	$54,412

Total liabilities, convertible preferred stock, redeemable convertible preferred stock and stockholders' equity (deficit)	$49,111	$75,411	$62,904

The accompanying notes are an integral part of these consolidated financial statements.

Nevro Corp.

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

	Year Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(unaudited)	(unaudited)
Revenue	$18,150	$23,500	$11,106	$14,190
Cost of revenue	7,527	9,473	4,451	5,521

Gross profit	10,623	14,027	6,655	8,669

Operating expenses
Research and development	15,659	20,345	11,121	9,846
Sales, general and administrative	14,094	18,833	8,788	13,525

Total operating expenses	29,753	39,178	19,909	23,371

Loss from operations	(19,130)	(25,151)	(13,254)	(14,702)
Interest income	139	153	71	72
Other income (expense), net	186	(654)	(927)	382

Loss before income taxes	(18,805)	(25,652)	(14,110)	(14,248)
Provision for income taxes	(162)	(362)	(148)	(237)

Net loss	(18,967)	(26,014)	(14,258)	(14,485)
Accretion of redeemable convertible preferred stock to redemption value	(98)	(153)	(71)	(87)

Net loss attributable to common stockholders	(19,065)	(26,167)	(14,329)	(14,572)
Changes in unrealized gains (losses) on short-term investments	(15)	23	14	(11)

Other comprehensive income (loss)	(15)	23	14	(11)

Comprehensive loss	$(19,080)	$(26,144)	$(14,315)	$(14,583)

Net loss attributable to common stockholder per share, basic and diluted	$(1.61)	$(1.24)	$(0.75)	$(0.55)

Weighted-average number of common shares used to compute basic and diluted net loss per share	11,875,018	21,046,772	19,203,301	26,551,889

Pro forma net loss per share, basic and diluted (unaudited)		$(0.07)		$(0.04)

Pro forma weighted-average number of common shares used to compute basic and diluted net loss per share (unaudited)		372,300,551		391,545,719

The accompanying notes are an integral part of these consolidated financial statements.

Nevro Corp.

Consolidated Statements of Convertible Preferred Stock, Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
(in thousands, except share data)

			Series B and C Redeemable Convertible Preferred Stock
	Series A Convertible Preferred Stock
					Common Stock				Accumulated Other Comprehensive Income (Loss)
							Additional Paid-In Capital	Accumulated deficit
	Shares	Amount	Shares	Amount	Shares	Amount				Total
Balances at January 1, 2012	130,508,081	$47,217	130,814,045	$58,093	15,392,095	$16	$1,177	$(45,918)	$20	$(44,705)
Accretion of redeemable convertible preferred stock issuance costs	—	—	—	98	—	—	—	(98)	—	(98)
Exercise of common stock options	—	—	—	—	10,455,792	10	591	—	—	601
Vesting of early exercised stock options	—	—	—	—	—	—	265	—	—	265
Stock based compensation expense	—	—	—	—	—	—	1,125	—	—	1,125
Net loss	—	—	—	—	—	—	—	(18,967)	—	(18,967)
Other comprehensive loss	—	—	—	—	—	—	—	—	(15)	(15)

Balances at December 31, 2012	130,508,081	47,217	130,814,045	58,191	25,847,887	26	3,158	(64,983)	5	(61,794)
Issuance of Series C redeemable convertible preferred stock in February and March 2013 at $0.463 per share for cash, net of issuance costs of $326,623	—	—	103,671,704	47,674	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock issuance costs	—	—	—	153	—	—	—	(153)	—	(153)
Exercise of common stock options	—	—	—	—	1,042,646	1	110	—	—	111
Vesting of early exercised stock options	—	—	—	—	—	—	460	—	—	460
Stock based compensation expense	—	—	—	—	—	—	1,577	—	—	1,577
Net loss	—	—	—	—	—	—	—	(26,014)	—	(26,014)
Other comprehensive loss	—	—	—	—	—	—	—	—	23	23

Balances at December 31, 2013	130,508,081	47,217	234,485,749	106,018	26,890,533	27	5,305	(91,150)	28	(85,790)
Accretion of redeemable convertible preferred stock issuance costs (unaudited)	—	—	—	87	—	—	—	(87)	—	(87)
Exercise of common stock options (unaudited)	—	—	—	—	5,152,130	5	532	—	—	537
Vesting of early exercised stock options (unaudited)	—	—	—	—	—	—	128	—	—	128
Stock based compensation expense (unaudited)	—	—	—	—	—	—	798	—	—	798
Net loss (unaudited)	—	—	—	—	—	—	—	(14,485)	—	(14,485)
Other comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	(11)	(11)

Balances at June 30, 2014 (unaudited)	130,508,081	$47,217	234,485,749	$106,105	32,042,663	$32	$6,763	$(105,722)	$17	$(98,910)

The accompanying notes are an integral part of these consolidated financial statements.

Nevro Corp.

Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	$(18,967)	$(26,014)	$(14,258)	$(14,485)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	39	47	19	39
Stock-based compensation expense	1,125	1,577	694	798
Amortization (accretion) of premium (discount) on short term investments	538	540	286	182
Write down of inventory	—	1,066	493	12
Changes in operating assets and liabilities
Accounts receivable	(2,247)	(748)	(11)	(137)
Inventories	(3,597)	(1,600)	(880)	(1,537)
Prepaid expenses and other current assets	(994)	1,246	349	(580)
Other assets	(35)	(138)	—	(25)
Accounts payable	624	1,227	427	(48)
Accrued liabilities	1,082	1,888	949	658
Other long term liabilities	(35)	(186)	(150)	43

Net cash used in operating activities	(22,467)	(21,095)	(12,082)	(15,080)

Cash flows from investing activities
Purchases of short-term investments	(40,350)	(70,404)	(50,643)	(15,261)
Proceeds from maturity of short-term investments	55,706	50,760	20,101	34,969
Restricted cash	(50)	(200)	—	—
Purchase of property and equipment	(30)	(55)	—	(180)

Net cash provided by (used) in investing activities	15,276	(19,899)	(30,542)	19,528

Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net	—	47,674	47,674	—
Proceeds from issuance of common stock	1,532	111	27	537

Net cash provided by financing activities	1,532	47,785	47,701	537

Net increase (decrease) in cash and cash equivalents	(5,659)	6,791	5,077	4,985
Cash and cash equivalents
Cash and cash equivalents at beginning of period	11,277	5,618	5,618	12,409

Cash and cash equivalents at end of period	$5,618	$12,409	$10,695	$17,394

Supplemental disclosures of cash flow information—Cash paid for income taxes	$32	$179	$1	$1

Significant non-cash transactions
Vesting of early exercised stock options	$265	$460	$230	$128

The accompanying notes are an integral part of these consolidated financial statements.

Nevro Corp.

Notes to Consolidated Financial Statements

1. Formation and Business of the Company

        We were incorporated in Minnesota on March 10, 2006 to manufacture and market innovative active implantable medical devices for the treatment of neurological disorders initially focusing on the treatment of chronic pain. Subsequently, we were reincorporated in Delaware on October 4, 2006 and relocated to California.

        Since inception, the Company has incurred net losses and negative cash flows from operations. During the period ended December 31, 2013, the Company incurred a net loss of $26.0 million and used $21.1 million of cash in operations. For the six months ended June 30, 2014 (unaudited), the Company incurred a net loss of $14.5 million and used $15.1 million of cash in operations. At December 31, 2013 and June 30, 2014, the Company had an accumulated deficit of $91.2 million and $105.7 million (unaudited), respectively, and does not expect to experience positive cash flows in the near future. The Company has financed operations to date primarily through private placements of equity securities. The Company's ability to continue to meet its obligations and to achieve its business objectives is dependent upon, amongst other things, raising additional capital, obtaining U.S. Food and Drug Administration (FDA) approval and commercializing in the United States, generating sufficient revenues and its ability to continue to control expenses, if necessary, to meet its obligations as they become due for the foreseeable future. Failure to increase sales of its products, obtain U.S. FDA approval, manage discretionary expenditures or raise additional financing, as required, may adversely impact the Company's ability to achieve its intended business objectives.

2. Summary of Significant Accounting Policies

Basis of Presentation

        These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP). The consolidated financial statements include the Company's accounts and those of its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Segments

        The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single reportable and operating segment structure. The Company and its Chief Executive Officer evaluate performance based primarily on revenue in the geographic locations in which the Company operates.

        The Company derives all of its revenues from sales to customers in Australia and Europe, and has not yet received approval to sell its products in the Unites States. Revenue by geography is based on the billing address of the customer. The following table sets forth revenue by geographic area for

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

countries with revenue accounting for more than 10% of the total revenue during the periods presented (in thousands):

	Years ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(unaudited)	(unaudited)
Australia	28%	30%	26%	33%
United Kingdom	15%	19%	16%	18%
Germany	14%	18%	18%	18%
Ireland	12%	7%	8%	4%
Netherlands	11%	9%	10%	11%

        Long-lived assets and operating income outside the U.S. are not material; therefore disclosures have been limited to revenue.

Unaudited Interim Consolidated Financial Information

        The accompanying interim consolidated financial statements as of June 30, 2014 and for the six months ended June 30, 2013 and 2014, and the related interim information contained within the notes to the financial statements, are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and on the same basis as the audited financial statements. In the opinion of management, the accompanying unaudited interim consolidated financial statements contain all adjustments which are necessary to present fairly the Company's financial position as of June 30, 2014, and the results of its operations and cash flows for the six months ended June 30, 2013 and 2014. Such adjustments are of a normal and recurring nature. The results for the six months ended June 30, 2014 are not necessarily indicative of the results to be expected for the year ending December 31, 2014, or for any future period.

Unaudited Pro Forma Balance Sheet Information

        The June 30, 2014 unaudited pro forma stockholders' equity has been prepared assuming prior to the consummation of the initial public offering contemplated by the Company, all of the outstanding shares of convertible preferred and redeemable convertible preferred stock will automatically convert into shares of common stock, assuming the Company raises at least $50.0 million at a price in excess of $1.1575 per share or pursuant to a stockholder vote under the Company's amended and restated certificate of incorporation. The June 30, 2014 unaudited pro forma consolidated balance sheet data has been prepared assuming the conversion of all the convertible preferred and redeemable convertible preferred stock outstanding into 364,993,830 shares of common stock. The unaudited pro forma stockholders' equity does not assume any proceeds from the proposed initial public offering.

Foreign Currency Translation

        The Company's consolidated financial statements are prepared in U.S. dollars (USD). Its foreign subsidiaries use their local currency as their functional currency and maintain their records in the local currency. Accordingly, the assets and liabilities of these subsidiaries are translated into United States Dollars using the current exchange rates in effect at the balance sheet date and equity accounts are

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

translated into United States dollars using historical rates. Revenues and expenses are translated using the average exchange rates in effect when the transaction occurs. The resulting foreign currency translation adjustments are recorded in other comprehensive income (loss) in the consolidated balance sheets. These translation adjustments were insignificant to the Company's consolidated financial statements for all periods presented. Transactions denominated in foreign currency are translated at exchange rates at the date of transaction with foreign currency gains (losses) recorded in other income (expense), net in the consolidated statements of operations and other comprehensive loss. The Company recognized net foreign currency transaction losses of $0.2 million, $0.6 million, $0.1 million (unaudited) and $0.4 million (unaudited) during the year ended December 31, 2012 and 2013 and the six months ended June 30, 2013 and 2014, respectively.

        As the Company's international operations grow, its risks associated with fluctuation in currency rates will become greater, and the Company will continue to reassess its approach to managing this risk. In addition, currency fluctuations or a weakening U.S. dollar can increase the costs of the Company's international expansion. To date, the Company has not entered into any foreign currency hedging contracts, since exchange rate fluctuations have not had a material impact on its operating results and cash flows. Based on its current international structure, the Company does not plan on engaging in hedging activities in the near future.

Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant accounting estimates and management judgments reflected in the consolidated financial statements include items such as allowances for doubtful accounts; clinical accruals; stock-based compensation; depreciation and amortization lives; inventory valuation; valuation of investments and deferred tax assets, including valuation allowances. Estimates are based on historical experience, where applicable, and other assumptions believed to be reasonable by the management. Actual results may differ from those estimates under different assumptions or conditions.

Concentration of Credit Risk and Other Risks and Uncertainties

        Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and investments. The majority of the Company's cash is held by one financial institution in the United States of America in excess of federally insured limits. The Company maintained investments in money market funds that were not federally insured during the year ended December 31, 2013 and held cash in foreign banks of approximately $2.0 million and $5.7 million at December 31, 2012 and 2013 that was not federally insured. The Company has not experienced any losses on its deposits of cash and cash equivalents.

        All of the Company's revenue has been derived from sales of its products in international markets, principally Australia and Europe. In the international markets in which the Company participates, the Company uses both a direct sales force and distributors to sell its products. The Company performs ongoing credit evaluation of its direct customers and distributors, does not require collateral, and maintains allowances for potential credit losses on customer accounts when deemed necessary.

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        During the year ended December 31, 2012, two customers accounted for 11% and 11%, respectively, of the Company's revenue. Three customers accounted for 21%, 13% and 10% of the Company's accounts receivable balance as of December 31, 2012, respectively. In 2013, no customers accounted for more than 10% of the Company's revenue. As of December 31, 2013, one customer accounted for 11% of our accounts receivable balance. During the six month period ended June 30, 2013, one customer accounted for 10% (unaudited) of the Company's revenue. During the six month period ended June 30, 2014, one customer accounted for 11% (unaudited) of the Company's revenue. As of June 30, 2014, one customer accounted for 13% (unaudited) of the accounts receivable balance.

        The Company is subject to risks common to early-stage medical device companies including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, product liability, uncertainty of market acceptance of products, and the need to obtain additional financing. The Company is dependent on third party manufacturers and suppliers, in some cases sole- or single-source suppliers.

        There can be no assurance that the Company's products or services will continue to be accepted in the marketplace, nor can there be any assurance that any future products or services can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products or services will be successfully marketed, if at all.

        The Company's products require approval from the U.S. Food and Drug Administration prior to commencing commercial sales in the U.S. There can be no assurance that the Company's products will receive all of the required approvals. If the Company is denied such approvals or such approvals are delayed, it may have a material adverse impact on the Company's results of operations, financial position and liquidity.

        The Company expects to incur substantial operating losses for the next several years and will need to obtain additional financing in order to launch and commercialize any products or product candidates for which it receives regulatory approval. There can be no assurance that such financing will be available or will be at terms acceptable by the Company.

Fair Value of Financial Instruments

        Carrying amounts of certain of the Company's financial instruments, including cash equivalents, short term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their relatively short maturities.

Cash and Cash Equivalents

        The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include money market funds in the amount of $3.0 million, $2.4 million and $7.4 million (unaudited) as of December 31, 2012 and 2013 and June 30, 2014, respectively. At December 31, 2012 and 2013 and June 30, 2014 (unaudited), the Company's cash equivalents were held in institutions in the U.S. and include deposits in a money market fund which was unrestricted as to withdrawal or use.

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Restricted Cash

        Restricted cash of $0.1 million, $0.3 million and $0.3 million (unaudited) as of December 31, 2012 and 2013 and June 30, 2014 (unaudited), respectively, represents a certificate of deposit collateralizing payment of charges related to the Company's corporate credit card.

Investment Securities

        The Company classifies its investment securities as available-for-sale. Those investments with maturities less than 12 months at the date of purchase are considered short-term investments. Those investments with maturities greater than 12 months at the date of purchase are considered long-term investments. The Company's investment securities classified as available-for-sale are recorded at fair value based upon quoted market prices at period end. Unrealized gains and losses, deemed temporary in nature, are reported as a separate component of comprehensive income or loss.

        A decline in the fair value of any security below cost that is deemed other than temporary results in a charge to earnings and the corresponding establishment of a new cost basis for the security. Premiums (discounts) are amortized (accreted) over the life of the related security as an adjustment to yield using the straight-line interest method. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Inventories

        Inventories are stated at the lower of cost to purchase or manufacture the inventory or the market value of such inventory. Cost is determined using the standard cost method which approximates the first-in, first-out basis. Market value is determined as the lower of replacement cost or net realizable value. The Company regularly reviews inventory quantities in consideration of actual loss experiences, projected future demand, and remaining shelf life to record a provision for excess and obsolete inventory when appropriate.

        The Company's policy is to write down inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected requirements. The estimate of excess quantities is subjective and primarily dependent on the Company's estimates of future demand for a particular product. If the estimate of future demand is inaccurate based on actual sales, the Company may increase the write down for excess inventory for that component and record a charge to inventory impairment in the accompanying consolidated statements of operations and comprehensive loss. The Company periodically evaluates the carrying value of inventory on hand for potential excess amount over demand using the same lower of cost or market approach as that has been used to value the inventory. The Company also periodically evaluates inventory quantities in consideration of actual loss experience. As a result of these evaluations, for the year ended December 31, 2013, the Company recognized a total write down of $1.1 million for Senza inventories. There were no such charges in the year ended December 31, 2012. The Company's estimation of the future demand for a particular component of the Senza product may vary and may result in changes in estimates in any particular period.

Shipping and Handling Costs

        Shipping and handling costs are expensed as incurred and are included in cost of revenue.

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

        The Company recognizes revenue when all of the following criteria are met:

  •
  persuasive evidence of an arrangement exists;

  •
  the sales price is fixed or determinable;

  •
  collection of the relevant receivable is probable at the time of sale; and

  •
  delivery has occurred or services have been rendered.

        For a majority of sales, where the Company's sales representative delivers its product at the point of implantation at hospitals or medical facilities, the Company recognizes revenue upon completion of the procedure and authorization, which represents satisfaction of the required revenue recognition criteria. For the remaining sales, which are sent from the Company's distribution centers directly to hospitals and medical facilities, as well as distributor sales where product is ordered in advance of an implantation procedure and a valid purchase order has been received, the Company recognizes revenue at the time of shipment of the product, which represents the point in time when the customer has taken ownership and assumed the risk of loss and the required revenue recognition criteria are satisfied. The Company's customers are obligated to pay within specified terms regardless of when or if they ever sell or use the products. The Company does not offer rights of return or price protection and it has no post-delivery obligations.

        The Company has a limited one-year warranty to most customers. Estimated warranty obligations are recorded at the time of sale and to date, warranty costs have been insignificant.

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the assets' estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the life of the lease. Upon retirement or sale, the cost and related accumulated depreciation are removed from the consolidated balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-Lived Assets

        The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been impairment by comparing the anticipated undiscounted future net cash flows to the related asset group's carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset. There were no impairment charges, or changes in estimated useful lives recorded through December 31, 2013 or June 30, 2014 (unaudited).

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

        The Company records income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or income tax returns. In estimating future tax consequences, expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

        The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. To date, all of the Company's revenues have been derived outside of the United States, and the taxes paid have been predominantly due to income taxes in foreign jurisdictions in which we conduct business. The Company provides for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law, and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

        The Company records uncertain tax positions on the basis of a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority.

Comprehensive Income (Loss)

        Comprehensive income (loss) represents all changes in the stockholders' equity (deficit) except those resulting from and distributions to stockholders. The Company's unrealized gains on short-term available-for-sale investment securities represents the only component of other comprehensive income (loss) that is excluded from the reported net loss and has been presented in the consolidated statements of operations and comprehensive loss.

Research and Development

        Research and development, or R&D, costs, including new product development, regulatory compliance and clinical research, are charged to operations as incurred in the consolidated statements of operations and comprehensive loss. Such costs include personnel-related costs, including stock-based compensation, supplies, services, depreciation, allocated facilities and information services, clinical trial and related clinical manufacturing expenses, fees paid to investigative sites and other indirect costs.

Stock-Based Compensation

        The Company accounts for stock-based compensation arrangements with employees in accordance with ASC 718, Compensation—Stock Compensation. ASC 718 requires the recognition of compensation expense, using a fair value-based method, for costs related to all share-based payments including stock options.

        The Company's determination of the fair value of stock options on the date of grant utilizes the Black-Scholes option-pricing model, and is impacted by its common stock price as well as changes in

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, expected term that options will remain outstanding, expected common stock price volatility over the term of the option awards, risk-free interest rates and expected dividends.

        The fair value is recognized over the period during which an optionee is required to provide services in exchange for the option award, known as the requisite service period (usually the vesting period) on a straight-line basis. Stock-based compensation expense recognized at fair value includes the impact of estimated forfeitures. The Company estimates future forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

        Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustments as the underlying equity instruments vest. The fair value of options granted to consultants is expensed when vested. The non-employee stock-based compensation expense was not material for all periods presented.

        Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. For all stock options granted to date, we estimated the volatility data based on a study of publicly traded industry peer companies. For purposes of identifying these peer companies, we considered the industry, stage of development, size and financial leverage of potential comparable companies. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

Net Loss per Share of Common Stock

        Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, redeemable convertible preferred stock and common stock options are considered to be potentially dilutive securities. Because the Company has reported a net loss in all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

Unaudited Pro Forma Net Loss per Share of Common Stock

        The unaudited pro forma basic and diluted net loss per share reflects the conversion of all outstanding shares of redeemable convertible preferred stock and convertible preferred stock as if the conversion had occurred at the earlier of the beginning of the period or the date of issuance, if later.

        The unaudited pro forma basic and diluted net loss per share amounts do not give effect to the issuance of shares from the planned initial public offering nor do they give effect to potential dilutive securities where the impact would be anti-dilutive.

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

        In April 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." The ASU amendment changes the requirements for reporting discontinued operations in Subtopic 205-20. The amendment is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2014. Early adoption is permitted for disposals that have not been reported in financial statements previously issued. The Company will apply the provisions of this ASU to any future transactions after the effective date which qualify for reporting discontinued operations.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU's effective date will be the first quarter of fiscal year 2017 using one of two retrospective application methods. The Company has not determined the potential effects of this ASU on its consolidated financial statements.

        In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-02). This newly issued accounting standard update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. This ASU is effective for reporting periods beginning after December 15, 2012. The Company adopted this guidance in the first quarter of 2013 and the adoption of this guidance did not have an impact on its consolidated financial statements.

        In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a Consensus of the FASB Emerging Issues Task Force) (ASU 2013-02). This newly issued accounting standard update requires a liability related to an unrecognized tax benefit to be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The Company adopted this guidance in the first quarter of 2014 and the adoption of this guidance did not have an impact on its consolidated financial statements.

3. Fair Value Measurements

        Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

3. Fair Value Measurements (Continued)

        The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

  •
  Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

  •
  Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Cash Equivalents and Short Term Investments

        The Company's cash and cash equivalents are comprised of investment in money market funds that are classified as Level 1 of the fair value hierarchy. To value its money market funds, the Company values the funds at $1 stable net asset value, which is the market pricing convention for identical assets that the Company has the ability to access. The Company's short-term investments are comprised of commercial paper, corporate notes and U.S. government agency obligations. All short-term investments have been classified within Level 2 of the fair value hierarchy because of the sufficient observable inputs for revaluation. The Company's Level 2 investments are valued using third-party pricing sources. The pricing services utilize industry standard valuation models, including both income and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate fair value. These inputs include reported trades of and broker/dealer quotes on the same or similar investments, issuer credit spreads, benchmark investments, prepayment/default projections based on historical data and other observable inputs. The following table sets forth the Company's financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

Balance as of June 30, 2014 (unaudited)	Level 1	Level 2	Level 3	Total
Assets:
Money market funds(i)	$7,359	$—	$—	$7,359
Commercial paper(ii)	—	9,999	—	9,999
Corporate notes(ii)	—	14,723	—	14,723

Total assets	$7,359	$24,722	$—	$32,081

Balance as of December 31, 2013	Level 1	Level 2	Level 3	Total
Assets:
Money market funds(i)	$2,372	$—	$—	$2,372
Commercial paper(ii)	—	15,246	—	15,246
Corporate notes(ii)	—	30,377	—	30,377

Total	$2,372	$45,623	$—	$47,995

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

3. Fair Value Measurements (Continued)

Balance as of December 31, 2012	Level 1	Level 2	Level 3	Total
Assets:
Money market funds(i)	$3,006	$—	$—	$3,006
Commercial paper(ii)	—	10,898	—	10,898
Corporate notes(ii)	—	14,099	—	14,099

Total	$3,006	$24,997	$—	$28,003

(i)
included in cash and cash equivalents on the consolidated balance sheets.
(ii)
included in either cash and cash equivalents or short-term investments on the consolidated balance sheets.

4. Balance Sheet Components

Investments

        The fair value of the Company's cash, cash equivalents, and short-term investments, approximates their respective carrying amounts due to their short-term maturity. The following is a summary of the gross unrealized gains and unrealized losses on the Company's investment securities (in thousands):

	June 30, 2014 (unaudited)
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
Investment Securities
Commercial paper(i)	$9,994	$5	$—	$9,999
Corporate notes	14,723	—	—	14,723

Total securities	$24,717	$5	$—	$24,722

(i)
Includes $0.5 million of commercial paper that is classified as cash and cash equivalents on the consolidated balance sheet.

	December 31, 2013
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
Investment Securities
Commercial paper(i)	$15,231	$15	$—	$15,246
Corporate notes	30,379	2	(4)	30,377

Total securities	$45,610	$17	$(4)	$45,623

(i)
Includes $1.5 million of commercial paper that is classified as cash and cash equivalents on the consolidated balance sheet.

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

4. Balance Sheet Components (Continued)

	December 31, 2012
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
Investment Securities
Commercial paper	$10,892	$6	$—	$10,898
Corporate notes	14,099	1	(1)	14,099

Total securities	$24,991	$7	$(1)	$24,997

        Realized gains or losses and other-than-temporary impairments, if any, on available-for-sale securities are reported in other income or expense as incurred. The cost of securities sold was determined based on the specific identification method. The Company has not recorded any realized gains on its investments during the periods presented.

        The contractual maturities of the Company's investment securities were all within one year as of December 31, 2012 and 2013 and June 30, 2014 (unaudited).

Inventories (in thousands)

	December 31
			June 30, 2014
	2012	2013
			(unaudited)
Raw materials	$4,645	$4,595	$5,175
Finished goods	4,944	5,528	6,473

	$9,589	$10,123	$11,648

Property and Equipment, Net (in thousands)

	December 31
			June 30, 2014
	2012	2013
			(unaudited)
Laboratory equipment	$105	$105	$228
Computer equipment and software	122	79	144
Furniture and fixtures	95	95	95
Leasehold improvements	22	22	22
Construction in process	50	55	48

Total	394	356	537
Less: Accumulated depreciation and amortization	(286)	(239)	(278)

Property and equipment, net	$108	$117	$259

        Depreciation and amortization expense for the years ended December 31, 2012 and 2013 was $39,000 and $47,000, respectively. Depreciation and amortization expense for the six months ended June 30, 2013 and 2014 was $19,000 (unaudited) and $39,000 (unaudited), respectively. During the year ended December 31, 2013, the Company retired equipment having an original cost of $0.1 million, and removed the cost and the related accumulated depreciation from the consolidated balance sheet.

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

4. Balance Sheet Components (Continued)

Accrued Liabilities (in thousands)

	December 31
			June 30, 2014
	2012	2013
			(unaudited)
Accrued payroll and related expenses	$921	$2,545	$2,430
Accrued professional fees	617	186	960
Accrued taxes	297	929	905
Accrued clinical and research expenses	809	454	449
Accrued other	174	422	364

Total accrued liabilities	$2,818	$4,536	$5,108

5. Commitments and Contingencies

Operating Leases

        In April 2007, the Company entered into an operating lease for office space in Palo Alto, California which expired on July 22, 2010. Upon expiration, the Company entered into a new non-cancellable operating lease effective May 1, 2010 for facilities in Menlo Park, as amended in 2012 to extend the period of the lease until May 31, 2015. Rent expense for the years ended December 31, 2012 and 2013 was $0.3 million and $0.5 million respectively. Rent expense for the six months ended June 30, 2013 and 2014 was $0.3 million (unaudited) and $0.3 million (unaudited), respectively

        Future minimum lease payments under the May 2010 operating lease as of December 31, 2013 are as follows (in thousands):

Operating Leases
Year ending December 31,
2014	485
2015	205

$690

Contingencies

        From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. There have been no contingent liabilities requiring accrual or disclosure at December 31, 2012 and 2013 or June 30, 2014.

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

5. Commitments and Contingencies (Continued)

Indemnification

        The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third-party with respect to the Company's technology. The term of these indemnification agreements is generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future, but have not yet been made.

        The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.

        The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. No liability associated with such indemnifications has been recorded to date.

License Agreement

        In March 2006, the Company entered into an amended and restated license agreement with the Mayo Foundation for Medical Education and Research, or the Mayo Foundation, and Venturi Group LLC, or VGL, which provides the Company access to the certain know how and licensed patents owned by Mayo and VGL for treatment of central, autonomic and peripheral nervous system disorders, including pain, using devices to modulate nerve signaling. The licenses granted are exclusive and the Company has the right to sub-license. The agreement will terminate upon the last to expire patent application, unless terminated earlier. The agreement can be terminated anytime after three years from March 2006 by Mayo or VGL.

        Per terms of the license, the Company is required to:

  •
  Pay royalties based on the greater of earned royalty or minimum royalty. The earned royalty will be based on a percentage of net sales of licensed products either by the Company or the sub-licensee. The minimum royalty payment will be based on royalty periods as defined in the agreement;

  •
  Issue 500,000 shares of Company's common stock to Mayo upon the earlier of (1) FDA approval of the first Company's product covered by the license or developed and manufactured using licensed know-how, or (2) the consummation of an initial public offering.

        In March 2011, the Company entered into a Phase II License Agreement with Mayo which provides the Company access to the certain know how and licensed patents owned by Mayo. The licenses granted are exclusive and the Company has the right to sub-license. The agreement will terminate upon the last to expire patent application, unless terminated earlier.

        Per terms of the license, the Company is required to:

  •
  Pay retainer fee of $40,000 per annum starting March 2011 and ending on February 2013;

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

5. Commitments and Contingencies (Continued)

  •
  Pay royalties based on the greater of earned royalty or minimum royalty. The earned royalty will be based on a percentage of net sales of licensed products either by the Company or the sub-licensee. The minimum annual royalty payment is $200,000.

        Retainer fee paid and recognized as research and development expenses during the years ended December 31, 2012 and 2013 was $40,000 and $18,000, respectively. Royalties paid during the year ended December 31, 2012 and 2013 were $0.2 million and $0.2 million, respectively. Royalties paid during the six months ended June 30, 2013 and 2014 were $0.1 million (unaudited) and $0.1 million (unaudited), respectively.

6. Stockholders' Equity

Convertible Preferred Stock and Redeemable Convertible Preferred Stock

        The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 364,993,831 shares of convertible preferred stock with a par value of $0.001 per share, of which 130,508,081 shares are designated as Series A convertible preferred stock and 130,814,045 shares are designated as Series B redeemable convertible preferred shares and 103,671,705 shares designated as Series C redeemable convertible preferred shares. In February and March 2013, the Company issued 103,671,704 shares of Series C redeemable convertible preferred stock for net cash proceeds of $47.7 million. As part of this offering, an aggregate of 15,620,366 shares were sold to entities owning more than 10% of our outstanding capital stock as of March 2013.

        Designated and outstanding convertible preferred stock and redeemable convertible preferred stock (collectively, "convertible preferred stock") and its principal terms are as follows at December 31, 2012 (in thousands, except share data):

Series	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Value
Series A convertible preferred	130,508,081	130,508,081	$47,217	$47,505
Series B redeemable convertible preferred	135,000,000	130,814,045	58,191	58,605

	265,508,081	261,322,126	$105,408	$106,110

        At December 31, 2013, convertible preferred stock consisted of the following (in thousands, except share data):

Series	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Value
Series A convertible preferred	130,508,081	130,508,081	$47,217	$47,505
Series B redeemable convertible preferred	130,814,045	130,814,045	58,298	58,605
Series C redeemable convertible preferred	103,671,705	103,671,704	47,720	48,000

	364,993,831	364,993,830	$153,235	$154,110

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

6. Stockholders' Equity (Continued)

        At June 30, 2014 (unaudited), convertible preferred stock consisted of the following (in thousands, except share data):

Series	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Value
Series A convertible preferred	130,508,081	130,508,081	$47,217	$47,505
Series B redeemable convertible preferred	130,814,045	130,814,045	58,355	58,605
Series C redeemable convertible preferred	103,671,705	103,671,704	47,750	48,000

	364,993,831	364,993,830	$153,322	$154,110

Dividends

        The holders of shares of convertible preferred stock shall be entitled to receive noncumulative dividends, out of any assets legally available thereof prior and in preference to any declaration or payment of any dividend on the common stock, at a rate of 8% of the applicable original issue price per share of Series A and Series B and Series C preferred stock, payable when and if declared by the Board of Directors. Since inception to December 31, 2013 and through June 30, 2014 (unaudited), no dividends have been declared or paid by the Board of Directors.

Conversion

        Each share of convertible preferred stock is convertible into shares of common stock at the option of the holder at any time. Conversion is automatic upon either the written consent of not less than the majority of the holders of the convertible preferred stock outstanding or the effective date of a firm commitment underwritten public offering that yields net proceeds to the Company of not less than $50,000,000 at an equivalent price per share of common stock of not less than $1.1575. Each share of convertible preferred stock will be converted into the number of shares of common stock which results from dividing the original issue price for such series convertible preferred stock by the conversion price for such series that is in effect at the time of conversion. The per share conversion price of Series A preferred stock, Series B and Series C preferred stock is $0.364, $0.448 and $0.463, respectively. Each share of preferred stock will automatically convert into common stock at the conversion ratio of 1-to-1.

Voting

        Each holder of convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of convertible preferred stock could be converted as of the record date. The holders of shares of the convertible preferred stock shall be entitled to vote on all matters on which the common stock shall be entitled to vote, and the holders of convertible preferred stock shall vote together as a single class.

Liquidation

        In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series C redeemable preferred stock, are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock, an amount equal to $0.463 per share of Series C redeemable preferred stock, plus any unpaid dividends. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

6. Stockholders' Equity (Continued)

holders of the Series B redeemable preferred stock, are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock, an amount equal to $0.448 per share of Series B redeemable preferred stock, plus any unpaid dividends. If the funds available for distribution are insufficient to cover the liquidation preference, then the entire assets and funds of the Company legally available are to be distributed ratably among the holders of the Series B redeemable preferred stock. Following payment in full to the holders of Series B redeemable preferred stock, the holders of Series A convertible preferred stock, are entitled to receive the distribution of any of the assets of the Company to the holders of the common stock, an amount equal to $0.364 per share on the Series A convertible preferred stock, plus any declared and unpaid dividends. Thereafter, the remaining assets and funds of the Corporation, if any, shall be divided among and paid ratably to the holders of Common Stock in proportion to the number of shares held by them.

        A consolidation or merger of the Company with or into any other corporation or corporations, acquisition by any other corporation or corporations, or a sale of all or substantially all of the assets or voting control of the Company in which the prior stockholders of the Company do not own a majority of the outstanding shares of the surviving corporation is deemed to be a liquidation.

        The Company classifies the Series A convertible preferred stock outside of stockholder's deficit because the shares contain liquidation features that are not solely within the Company's control.

        The Company recorded the Series B and C redeemable convertible preferred stock at fair value on the dates of issuance. The Company classifies the Series B and C redeemable convertible preferred stock outside of stockholders' deficit because the shares contain liquidation features that are not solely within the Company's control. The Series B and C redeemable convertible preferred shares were originally issued with a contingent redemption feature, which allowed the holders to redeem their shares five years following the issuance date of the Series B and C redeemable preferred shares. Accordingly, the Company is accreting the Series B and C redeemable convertible preferred stock for change in redemption value with a change to accumulated deficit at the end of each reporting period. Accordingly, the Company has accreted $0.1 million, $0.2 million and $0.1 million (unaudited) during the years ended December 31, 2012 and 2013 and six months ended June 30, 2014, respectively.

Redemption

        The Series C redeemable preferred stock shall be redeemed by the Company out of funds lawfully available therefor at a price equal to the liquidation preference for the Series C preferred stock, not more than 60 days after receipt by the Company at any time on or after the fifth anniversary of the Series C original issue date, from the holders of at least 70% of the then outstanding shares of Series C redeemable preferred Stock. The Series B redeemable preferred stock shall be redeemed by the Company out of funds lawfully available there for at a price equal to the liquidation preference for the Series B redeemable preferred stock, not more than 60 days after receipt by the Company at any time on or after the fifth anniversary of the Series B original issue date, from the holders of at least 70% of the then outstanding shares of Series B redeemable preferred stock. If the Company does not have sufficient funds legally available on the redemption date to redeem all of the shares, the Company shall redeem a pro rata portion of each holder's redeemable shares based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the available funds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as practicable after the Company has funds available there for.

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

6. Stockholders' Equity (Continued)

Common Stock

        The articles of incorporation, as amended, authorize the Company to issue 472,000,000 shares of $0.001 par value common stock as of December 31, 2013 and June 30, 2014 (unaudited). Common stockholders are entitled to dividends as and when declared by the board of directors, subject to the rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid from inception to June 30, 2014. The holder of each share of common stock is entitled to one vote.

        The Company had reserved common stock for future issuances as follows:

	December 31,		June 30,
	2012	2013	2013	2014
			(unaudited)	(unaudited)
Preferred stock	261,322,126	364,993,830	364,993,830	364,993,830
Options to purchase common stock	47,865,466	65,963,394	63,022,626	67,115,690

Total	309,187,592	430,957,224	428,016,456	432,109,520

7. Stock-Based Compensation

Stock Option Plan

        In 2007, the Company adopted the 2007 Stock Option Plan (the "2007 Plan"). The 2007 Plan provides for the granting of stock options to employees, directors and consultants of the Company. Options granted under the 2007 Plan may be either incentive stock options, nonstatutory stock options, restricted stock awards and stock appreciation rights. Incentive stock options ("ISO") may be granted only to Company employees (including directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees, directors and consultants. Upon the exercise of options, the Company issues new common stock from its authorized shares.

        Options under the 2007 Plan may be granted for periods of up to ten years and at prices no less than 100% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that the exercise price of an ISO or an NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. The vesting provisions of individual options may vary but provide for vesting of at least 20% per year.

        In December 2012, the Board of Directors resolved that additional 12,892,005 shares of common stock be reserved for issuance pursuant to the 2007 Plan. In February, 2013, the Board of Directors resolved that an additional 24,342,933 shares of common stock be reserved for issuance pursuant to the 2007 Plan. There were 350,000 additional options granted outside the 2007 Plan. Options granted outside the 2007 Plan generally contains terms similar to that of 2007 Plan.

Early Exercises

        Stock options granted under the 2007 Plan allow the board of directors to grant awards to provide employee option holders the right to elect to exercise unvested options in exchange for restricted common stock. Unvested shares, which amounted to 4,439,031, 1,372,823 and 1,468,836 (unaudited), at December 31, 2012, 2013, and June 30, 2014 respectively, were subject to a repurchase right held by the Company at the original issue price in the event the optionees' employment was terminated either

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

7. Stock-Based Compensation (Continued)

voluntarily or involuntarily. For exercises of employee options, this right lapses according to the vesting schedule designated on the associated option grant. The repurchase terms are considered to be a forfeiture provision. The shares purchased by the employees pursuant to the early exercise of stock options are not deemed to be issued or outstanding for accounting purposes until those shares vest, though they are legally issued and outstanding. In addition, cash received from employees for exercise of unvested options is treated as a refundable deposit shown as a liability on the consolidated balance sheets. As of December 31, 2012 and 2013 and June 30, 2014 cash received related to unvested shares totaled $0.7 million and $0.2 million and $0.2 million (unaudited), respectively. Amounts recorded are transferred into common stock and additional paid-in-capital as the shares vest.

Restricted Stock

        In March 2011, the Company issued 10,007,603 common shares under a restricted stock agreement to one of the officers of the Company at a purchase price of $0.06 per share. Under the terms of the agreement, the holder was entitled to purchase the shares in exchange for a promissory note. All the shares were purchased in March 2011 in exchange for a promissory note aggregating to $0.6 million. The restricted stock agreement granted the Company repurchase rights which lapsed upon attainment of full vesting by the stockholder. The restricted common shares vested 33% one year from the vesting start date and monthly thereafter over the next two years. The note bore interest at 0.54% per annum compounded annually. The principal amount of the note along with accrued interest was discharged on a quarterly basis in arrears on a pro rata basis over a period of 3 years conditioned upon the holder continuing to provide services to the Company. The Company accounted for the grant of the restricted common stock as stock-based compensation based on the fair value of the shares on the original grant date, and recognized expense over the three-year vesting period. The Company recorded stock-based compensation charges of $0.3 million and $0.3 million for the years ended December 31, 2012 and 2013, respectively. At December 31, 2012 and 2013, 4,169,835 and 833,967 shares of common stock were subject to repurchase by the Company, respectively. During the six month period ended June 30, 2013 and 2014, the Company recorded stock-based compensation charges of $0.1 million (unaudited) and $48,000 (unaudited) in connection with the grant of restricted common shares, respectively. As of June 30, 2014 (unaudited), no shares of common stock remained subject to repurchase by the Company.

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

7. Stock-Based Compensation (Continued)

        Activity under the 2007 Plan is as follows:

		Options Outstanding
				Weighted- Average Remaining Contractual Term
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price		Aggregate Intrinsic Value
				(in years)	(in thousands)
Balances at January 1, 2012	6,674,499	47,112,376	$0.11
Additional shares reserved	12,892,005	—
Options granted	(14,029,209)	14,029,209	$0.15
Options exercised	—	(10,455,792)	$0.15
Options cancelled	3,214,077	(3,214,077)	$0.15

Balances at December 31, 2012	8,751,372	47,471,716	$0.11	8.4	$1,741
Additional shares reserved	24,342,933	—
Options granted	(21,971,000)	21,971,000	$0.15
Options exercised	—	(1,042,646)	$0.11
Options cancelled	2,830,426	(2,830,426)	$0.15

Balances at December 31, 2013	13,953,731	65,569,644	$0.12	8.0	$1,655

Options exercisable as of December 31, 2013		30,757,164	$0.10	7.1	$1,493

Options vested, exercisable, or expected to vest December 31, 2013		57,383,543	$0.12	7.9	$1,636

Options granted (unaudited)	(6,522,000)	6,522,000	$0.15
Options exercised (unaudited)	—	(5,152,130)	$0.13
Options cancelled (unaudited)	217,754	(217,754)	$0.15

Balances at June 30, 2014 (unaudited)	7,649,305	66,721,940	$0.13	7.7	$19,577

Options exercisable as of June 30, 2014 (unaudited)		34,473,604	$0.05	6.7	$10,828

Options vested, exercisable, or expected to vest June 30, 2014 (unaudited)		59,272,170	$0.12	7.6	$17,588

        The options outstanding and vested under the 2007 Plan by exercise price, at December 31, 2013, are as follows:

Options Outstanding				Options Vested
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
			(in thousands)			(in thousands)
$0.04	1,737,924	4.30	$191	1,737,924	$0.04	$191
$0.06	14,921,263	6.17	1,343	13,575,186	$0.06	1,222
$0.08	1,735,000	7.38	121	1,149,267	$0.08	80
$0.15	47,175,457	8.80	—	14,294,787	$0.15	—

	65,569,644		$1,655	30,757,164		$1,493

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

7. Stock-Based Compensation (Continued)

        The options outstanding and vested under the 2007 Plan by exercise price, at June 30, 2014 (unaudited), are as follows:

Options Outstanding				Options Vested
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
			(in thousands)			(in thousands)
$0.04	1,681,256	3.78	$639	1,681,256	$0.04	$639
$0.06	13,985,716	5.67	5,035	13,817,379	$0.06	4,974
$0.08	1,685,000	6.88	573	1,316,142	$0.08	447
$0.15	49,639,968	8.48	13,330	17,658,827	$0.15	4,768

	66,721,940		$19,577	34,867,354	$0.10	$10,828

        The aggregate pretax intrinsic value of options exercised during the years ended December 31, 2012 and 2013 and the six months ended June 30, 2013 and 2014, was $36,000, $45,000, $24,000 (unaudited) and $0.4 million (unaudited), respectively. The intrinsic value is the difference between the estimated fair value of the Company's common stock at the date of exercise and the exercise price for in-the-money options. The aggregate fair value of shares vested during the years ended December 31, 2012 and 2013 and the six months ended June 30, 2013 and 2014 was $1.0 million, $1.1 million, $0.3 million (unaudited) and $1.9 million (unaudited), respectively. The weighted-average grant-date fair value of options granted during the years ended December 31, 2012 and 2013 and the six months ended June 30, 2013 and 2014 was $0.08, $0.08, $0.09 (unaudited) and $0.14 (unaudited) per share, respectively.

Employee Stock-Based Compensation

        During the years ended December 31, 2012 and 2013, the Company granted stock options to employees to purchase 11,996,063 and 21,583,000 shares of common stock with a weighted average grant date fair value of $0.15 and $0.15, respectively. Stock-based compensation expense recognized during the years ended December 31, 2012 and 2013 for stock-based awards granted to employees based on the grant date fair value estimated in accordance with the provisions of ASC 718 was $0.8 million and $1.2 million respectively. As of December 31, 2013, there were total unrecognized compensation costs of $2.2 million net of estimated forfeitures, related to these stock options that is expected to be recognized over a weighted-average amortization period of 3.0 years. As of June 30, 2014, there were total unrecognized compensation costs of $2.9 million (unaudited) net of estimated forfeitures that is expected to be recognized over a weighted-average amortization period of 2.8 years (unaudited).

        The Company estimated the fair value of stock options using the Black-Scholes option valuation model. The fair value of employee stock options is being amortized on a straight-line basis over the

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

7. Stock-Based Compensation (Continued)

requisite service period of the awards. The fair value of employee stock options was estimated using the following weighted average assumption:

	Years Ended December 31		Six Months Ended June 30,
	2012	2013	2013	2014
			(unaudited)	(unaudited)
Expected term (in years)	5.8 - 6.1	5.9 - 6.1	6.0 - 6.1	6.0 - 6.1
Expected volatility	63% - 66%	62% - 63%	62%	63%
Risk-free interest rate	0.8% - 1.3%	1.1% - 1.8%	1.1%	2.0%
Dividend yield	0%	0%	0%	0%

        Expected Term.    The expected term of stock options represents the weighted-average period that the stock options are expected to remain outstanding. The Company has opted to use the "simplified method" for estimating the expected term of the options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option.

        Expected Volatility.    Since there has been no public market for the Company's common stock and lack of company-specific historical volatility, it has determined the share price volatility for options granted based on an analysis of the volatility used by a peer group of publicly traded medical device companies. In evaluating similarity, the Company considers factors such as industry, stage of life cycle and size.

        Risk-Free Interest Rate.    The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of the grant for zero-coupon U.S. Treasury notes with remaining terms similar to the expected term of the options.

        Dividend Rate.    The expected dividend was assumed to be zero as the Company has never paid dividends and has no current plans to do so.

        Expected Forfeiture Rate.    The Company is required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

        Fair Value of Common Stock.    The fair value of the shares of common stock underlying the stock options has historically been determined by the Board of Directors. Because there has been no public market for the Company's common stock, the Board of Directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, amongst other factors. The fair value of the underlying common stock is to be determined by the Board of Directors until such time as the Company's common stock is listed on an established stock exchange or national market system.

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

7. Stock-Based Compensation (Continued)

        The following table sets forth the stock based compensation expense recorded under ASC 718:

	Years Ended December 31,		Six Months Ended June 30,
	2012	2013	2013	2014
			(unaudited)	(unaudited)
Cost of revenue	$8	$10	$4	$48
Research and development	277	349	147	259
Sales, general and administrative	840	1,218	543	491

	$1,125	$1,577	$694	$798

8. Income Taxes

        The components of the Company's income (loss) before income taxes were as follows:

	Years Ended December 31,
	2012	2013
	(in thousands)
Domestic	$(19,450)	$(26,574)
Foreign	645	922

Total income (loss) before income taxes	$(18,805)	$(25,652)

        The components of income tax expense are as follows (in thousands):

	Years Ended December 31,
	2012	2013
Current:
Federal	$—	$—
State	(5)	(6)
Foreign	167	368

Total current	162	362
Deferred:
Federal	—	—
State	—	—
Foreign	—	—

Total deferred	—	—

Total income tax expense	$162	$362

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

8. Income Taxes (Continued)

        Income tax expense differs from the amount computed by applying the statutory federal income tax rate as follows:

	Years Ended December 31,
	2012	2013
Tax at statutory federal rate	34.0%	34.0%
State tax, net of federal benefit	0.0%	0.0%
Others	(5.4)%	(3.4)%
Foreign rate differential	0.3%	(0.2)%
Tax credits	0.2%	4.2%
Change in valuation allowance	(30.0)%	(36.0)%

Total	(0.9)%	(1.4)%

        The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets are as follows:

	Years Ended December 31,
	2012	2013
Net operating loss carryforwards	$22,122	$29,491
Tax credits	1,681	2,937
Depreciation	6	8
Stock compensation	224	371
Accruals and reserves	279	1,363
Others	—	98

	24,312	34,268
Valuation allowance	(24,312)	(34,268)

Net deferred tax assets	$—	$—

        The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding realization of these assets.

        Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $5.4 million and $10.0 million for the years ending December 31, 2012 and December 31, 2013, respectively.

        As of December 31, 2013, the Company had net operating loss carryforwards, or NOLs, for federal and California state income tax purposes of approximately $80.0 million and $40.0 million, respectively. The federal NOLs begin expiring in 2026, and the state NOLs begin expiring in 2016.

        As of December 31, 2013, the Company had research and development credit carryforwards of approximately $2.5 million and $1.8 million for federal and California state income tax purposes, respectively. The federal credit carryforward begins expiring in 2026, and the state credits carry forward indefinitely.

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

8. Income Taxes (Continued)

        Under Section 382 of the Internal Revenue Code of 1986, as amended, the Company's ability to utilize NOLs or other tax attributes such as research tax credits, in any taxable year may be limited if the Company experiences, or has experienced, an "ownership change." A Section 382 "ownership change" generally occurs if one or more stockholders or groups of stockholders, who own at least 5% of the Company's stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. The Company may have previously experienced, and may in the future experience, one or more Section 382 "ownership changes," including in connection with the Company's initial public offering. If so, the Company may not be able to utilize a material portion of its NOLs and tax credits, even if the Company achieves profitability.

        The Company's undistributed earnings of its foreign subsidiaries are not significant.

        The Company prepares quarterly estimates of its tax provision using a discrete approach.

        The Company had unrecognized tax benefits ("UTBs") of approximately $1.1 million as of December 31 2013. All of the deferred tax assets associated with these UTBs are fully offset by a valuation allowance. The following table summarizes the activity related to UTBs (in thousands):

Balance at January 1, 2012	$565
Increases related to current year tax provisions	89

Balance at December 31, 2012	654
Increases related to current year tax provisions	228
Increases related to prior year tax provisions	183

Balance at December 31, 2013	$1,065

        All of these UTBs, if recognized, would affect the effective tax rate before consideration of the valuation allowance.

        In accordance with ASC 740-10-50, the Company is classifying interest and penalties as a component of tax expense. There was no interest or penalties accrued at each of the adoption dates, December 31, 2012 and December 31, 2013.

        The Company files U.S. federal and state income tax returns with varying statues of limitations. The Company's tax years from inception in 2006 will remain open to examination due to the carryover of the unused NOLs and tax credits. The Company does not have any tax audits or other proceedings pending.

        The Company does not expect any material changes to the estimated amount of liability associated with its uncertain tax positions within the next 12 months.

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

9. Net Loss Per Share Attributable to Common Stockholders and Unaudited Pro Forma Net Loss Per Share of Common Stock

        The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company (in thousands, except share and per share data):

	Years ended December 31,		Six months ended June 30,
	2012	2013	2013	2014
			(unaudited)	(unaudited)
Net loss	$(18,967)	$(26,014)	$(14,258)	$(14,485)
Accretion of convertible preferred stock to redemption value	(98)	(153)	(71)	(87)

Net loss attributable to common stockholders-basic and diluted	$(19,065)	$(26,167)	$(14,329)	$(14,572)

Weighted-average shares outstanding	21,683,260	26,177,951	25,932,915	27,874,070
Less: weighted average shares subject to repurchase	(9,808,242)	(5,131,179)	(6,729,614)	(1,322,181)

Weighted average shares used to compute basic and diluted net loss per share	11,875,018	21,046,772	19,203,301	26,551,889

Net loss attributable to common stockholders per share, basic and diluted	$(1.61)	$(1.24)	$(0.75)	$(0.55)

        Basic net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and dilutive common stock equivalents outstanding for the period, determined using the treasury-stock method and the as-if converted method, for convertible securities, if inclusion of these is dilutive. Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

        The unaudited pro forma basic and diluted loss per share for the year ended December 31, 2013 and the six months ended June 30, 2014 give effect to the conversion of all shares of convertible preferred stock upon an initial public offering by treating all shares of convertible preferred stock as if they had been converted to common stock. Shares to be sold in the offering are excluded from the unaudited pro forma basic and diluted loss per share calculations. As the Company incurred net losses for the year ended December 31, 2013 and the six months ended June 30, 2014 there is no income allocation required under the two class method or dilution attributed to pro forma weighted average shares outstanding in the calculation of pro forma diluted loss per share for those periods.

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

9. Net Loss Per Share Attributable to Common Stockholders and Unaudited Pro Forma Net Loss Per Share of Common Stock (Continued)

        Unaudited pro forma basic and diluted loss per share is computed as follows (in thousands, except per share data):

	Year ended December 31, 2013	Six months ended June 30, 2014
	(unaudited)	(unaudited)
Pro forma loss per share—basic and diluted
Numerator:
Net loss	$(26,014)	$(14,485)

Denominator:
Weighted-average shares used to compute basic and diluted net loss per share	21,046,772	26,551,889
Adjustments to reflect the assumed conversion of convertible preferred stock	351,253,779	364,993,830

Pro forma weighted average number of shares outstanding—basic and diluted net loss per share	372,300,551	391,545,719

Pro forma net loss per share—basic and diluted	$(0.07)	$(0.04)

        The following potentially dilutive securities outstanding at the end of the periods presented have been excluded from the computation of diluted shares outstanding:

	December 31,		June 30,
	2012	2013	2013	2014
			(unaudited)	(unaudited)
Preferred stock	261,322,126	364,993,830	364,993,830	364,993,830
Options to purchase common stock	47,865,466	65,963,394	63,022,626	67,115,690

Total	309,187,592	430,957,224	428,016,456	432,109,520

10. Employee Benefit Plan.

        In 2007, the Company adopted a 401(K) plan for its employees whereby eligible employees may contribute up to the maximum amount permitted by the Internal Revenue Code. Under the Plan, the Company does not provide matching contributions to employees.

11. Subsequent Events

        The Company has evaluated subsequent events that occurred after December 31, 2013 through August 8, 2014, the date that the audited annual consolidated financial statements were available to be issued, and determined that no additional subsequent events had occurred that would require recognition in these consolidated financial statements and all material subsequent events that require disclosure have been disclosed.

Nevro Corp.

Notes to Consolidated Financial Statements (Continued)

11. Subsequent Events (Continued)

        In February 2014, we entered into a lease agreement for office space located in Menlo Park, California for a period beginning in March 1, 2014 through August 31, 2015, with monthly payments of approximately $12,000.

12. Subsequent Events (unaudited)

        The Company has evaluated subsequent events that occurred after June 30, 2014 through September 16, 2014, the date that the unaudited interim consolidated financial statements were available to be issued, and determined that no additional subsequent events had occurred that would require recognition in these consolidated financial statements and all material subsequent events that require disclosure have been disclosed.

                                              Shares

Common Stock

Prospectus

J.P. Morgan	Morgan Stanley
Leerink Partners	JMP Securities

                        , 2014

PART II
Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of Common Stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and the New York Stock Exchange listing fee.

Item	Amount to be paid
SEC registration fee		$13,363
FINRA filing fee			*
The New York Stock Exchange listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue Sky, qualification fees and expenses			*
Transfer Agent fees and expenses			*
Miscellaneous expenses			*

Total	$		*

*
To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

        As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

        As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

  •
  we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

  •
  we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  the rights provided in our amended and restated bylaws are not exclusive.

        Our amended and restated certificate of incorporation, to be attached as Exhibit 3.3 hereto, and our amended and restated bylaws, to be attached as Exhibit 3.5 hereto, provide for the indemnification provisions described above and elsewhere herein. We intend to enter into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

        The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

        The following list sets forth information as to all securities we have sold since January 1, 2011, which were not registered under the Securities Act.

  1.
  In February and March 2013, we issued an aggregate of 103,671,704 shares of our Series C convertible preferred stock solely to accredited investors at a price per share of $0.463, for aggregate gross consideration of approximately $48.0 million.

  2.
  In July 2011, we issued an aggregate of 130,814,045 shares of our Series B convertible preferred stock solely to accredited investors at a price per share of $0.448, for aggregate gross consideration of approximately $58.6 million.

  3.
  We granted stock options and stock awards to employees, directors and consultants under our 2007 Stock Incentive Plan, as amended, covering an aggregate of 84,454,424 shares of common stock, at a weighted average average exercise price of $0.1354 per share. Of these, options covering an aggregate of 7,008,312 shares were cancelled without being exercised.

  4.
  We sold an aggregate of 28,069,821 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $3.0 million upon the exercise of stock options and stock awards.

        We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraph (1) by virtue of Section 4(a)(2) and in paragraph (2) by virtue of Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

        We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (3)-(4) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

        (a)    Exhibits.    See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

        (b)    Financial Statement Schedules.    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Menlo Park, California, on October 3, 2014.

NEVRO CORP.
By:	/s/ MICHAEL DEMANE Michael DeMane Chief Executive Officer

Power of Attorney

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael DeMane and Andrew Galligan, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL DEMANE Michael DeMane	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	October 3, 2014
/s/ ANDREW H. GALLIGAN Andrew H. Galligan	Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	October 3, 2014
/s/ ALI BEHBAHANI Ali Behbahani, M.D.	Director	October 3, 2014
/s/ PETER T. BISGAARD Peter T. Bisgaard	Director	October 3, 2014
/s/ FRANK FISCHER Frank Fischer	Director	October 3, 2014
/s/ WILFRED E. JAEGER Wilfred E. Jaeger, M.D.	Director	October 3, 2014

Signature	Title	Date

/s/ SHAWN T MCCORMICK Shawn T McCormick	Director	October 3, 2014
/s/ NATHAN B. PLIAM Nathan B. Pliam, M.D.	Director	October 3, 2014

Exhibit Index

Incorporated by Reference
Filed Herewith
Exhibit Number	Exhibit Description	Form	Date	Number
1.1*	Form of Underwriting Agreement.
3.1(a)	Amended and Restated Certificate of Incorporation, currently in effect.				X
3.1(b)	Amendment to Amended and Restated Certificate of Incorporation, currently in effect.				X
3.2*	Form of Amended and Restated Certificate of Incorporation, effecting a stock split, to be in effect prior to the consummation of this offering.
3.3*	Form of Amended and Restated Certificate of Incorporation, to be in effect prior to the consummation of this offering.
3.4	Bylaws, currently in effect.				X
3.5*	Form of Amended and Restated Bylaws, to be in effect prior to the consummation of this offering.
4.1	Reference is made to exhibits 3.1 through 3.5.
4.2*	Form of Common Stock Certificate.
5.1*	Opinion of Latham & Watkins LLP.
10.1†	Amended and Restated License Agreement, dated October 2, 2006, by and among the Company and Mayo Foundation for Medical Education and Research, Venturi Group, LLC.				X
10.2†	Stellar Manufacturing Agreement, dated as of July 1, 2009, by and between the Company and Stellar Technologies, Inc.				X
10.3†	Supply Agreement, dated as of July 23, 2014 by and between the Company and Pro-Tech Design and Manufacturing, Inc.				X
10.4(a)†	Supply Agreement, dated April 1, 2012, by and between the Company and CCC del Uruguay S.A.				X
10.4(b)†	Amendment to Supply Agreement, dated as of March 20, 2013, by and between the Company and CCC del Uruguay S.A.				X
10.5†	Product Supply and Development Agreement, dated as of April 15, 2009, by and between the Company and EaglePicher Medical Power LLC.				X
10.6(a)	Amended and Restated Registration Rights Agreement, dated February 8, 2013, by and among the Company and the investors listed therein.				X

Incorporated by Reference
Filed Herewith
Exhibit Number	Exhibit Description	Form	Date	Number
10.6(b)	Amendment to Amended and Restated Registration Rights Agreement, dated March 5, 2013, by and among the Company and the investors listed therein.				X
10.7(a)	Multi-Tenant Space Lease, dated as of March 15, 2010, by and between Deerfield Campbell LLC and the Company				X
10.7(b)	First Amendment to Lease, dated as of October 18, 2012, by and between Deerfield Campbell LLC and the Company				X
10.8(a)#	Nevro Corp. 2007 Stock Incentive Plan, as amended as of March 5, 2013.				X
10.8(b)#	Form of Incentive Stock Option Agreement (ISO) under the 2007 Stock Incentive Plan, as amended.				X
10.8(c)#	Form of Non-Incentive Stock Option Agreement (NSO) under the 2007 Stock Incentive Plan, as amended.				X
10.8(d)#	Form of Stock Purchase Right Grant Notice and Restricted Stock Purchase Agreement under the 2007 Stock Incentive Plan, as amended.				X
10.9(a)#*	Nevro Corp. 2014 Equity Incentive Award Plan.
10.9(b)#*	Form of Stock Option Grant Notice and Stock Option Agreement under the 2014 Equity Incentive Award Plan.
10.9(c)#*	Form of Restricted Stock Award Agreement and Restricted Stock Unit Award Grant Notice under the 2014 Equity Incentive Award Plan.
10.10#*	Nevro Corp. 2014 Employee Stock Purchase Plan.
10.11#*	Form of Indemnification Agreement for directors and officers.
10.12#	Offer Letter, dated as of March 8, 2011, by and between Michael DeMane and the Company.				X
10.13#	Offer Letter, dated as of October 9, 2012, by and between Rami Elghandour and the Company.				X
10.14#	Offer Letter, dated as of May 12, 2010, by and between Andrew H. Galligan and the Company.				X
10.15(a)	Amended and Restated Stockholders' Agreement, dated February 8, 2013, by and among the Company and the stockholders listed therein.				X

Incorporated by Reference
Filed Herewith
Exhibit Number	Exhibit Description	Form	Date	Number
10.15(b)	Amendment to Amended and Restated Stockholders' Agreement, dated March 5, 2013, by and among the Company and the stockholders listed therein.				X
21.1	List of Subsidiaries.				X
23.1	Consent of independent registered public accounting firm.				X
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1	Power of Attorney. Reference is made to the signature page to the Registration Statement.				X

*
To be filed by amendment.
†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.
#
Indicates management contract or compensatory plan.